As filed with the Securities and Exchange Commission on May 28, 2013

Registration No. 333-188692

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

UBIQUITI NETWORKS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	3663	32-0097377
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2580 Orchard Parkway

San Jose, CA 95131

(408) 942-3085

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert J. Pera

Chief Executive Officer

2580 Orchard Parkway

San Jose, CA 95131

(408) 942-3085

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Justin L. Bastian, Esq. Faie R. Dorin, Esq. Helen Theung, Esq. Sidley Austin LLP 1001 Page Mill Road Building 1 Palo Alto, CA 94304 (650) 565-7000	Martin A. Wellington, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we and the selling stockholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 28, 2013

7,700,000 Shares

Common Stock

Certain stockholders of Ubiquiti Networks, Inc. are offering 7,700,000 shares of common stock. We will not receive any proceeds from the sale of shares to be offered in this offering.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “UBNT.” On May 24, 2013, our common stock on The NASDAQ Global Select Market was $19.42 per share.

Investing in our common stock involves risks. See “Risk Factors” on page 10.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Selling Stockholders
Per Share	$	$	$
Total	$	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

Certain selling stockholders have granted the underwriters the right to purchase up to 1,155,000 additional shares of common stock at the public offering price, to cover over-allotments.

Delivery of the shares of common stock will be made on or about                 , 2013

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	BofA Merrill Lynch	Raymond James

JMP Securities	BMO Capital Markets	Wunderlich Securities

The date of this prospectus is                 , 2013

You should rely only on the information contained in this document or the information incorporated by reference herein. Neither we, the underwriters nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus or any free writing prospectus filed with the Securities and Exchange Commission. This document may only be used where it is legal to sell these securities. We take no responsibility for, and can provide no assurance as to the reliability of any information that others may give you. The selling stockholders are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements set forth elsewhere herein or incorporated by reference herein. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of the information that you may consider important in making your investment decision, we encourage you to read this entire prospectus and the information incorporated by reference herein.

Business Overview

Ubiquiti Networks develops high performance networking technology for service providers and enterprises. Our technology platforms focus on delivering highly-advanced and easily deployable solutions that appeal to a global customer base in underserved and underpenetrated markets. Our differentiated business model has enabled us to break down traditional barriers such as high product and network deployment costs and offer solutions with disruptive price-performance characteristics. This differentiated business model, combined with our innovative proprietary technologies, has resulted in an attractive alternative to traditional high touch, high-cost providers, allowing us to advance the market adoption of our platforms for ubiquitous connectivity.

We offer a broad and expanding portfolio of networking products and solutions for service providers and enterprises. Our service provider product platforms provide carrier-class network infrastructure for fixed wireless broadband, wireless backhaul systems and routing. Our enterprise product platforms provide wireless LAN infrastructure, video surveillance products, and machine-to-machine communication components. We believe that our products are highly differentiated due to our proprietary software protocol innovation, firmware expertise, and hardware design capabilities. This differentiation allows our portfolio to meet the demanding performance requirements of video, voice and data applications at prices that are a fraction of those offered by our competitors.

As a core part of our strategy, we have developed a differentiated business model for marketing and selling high volumes of carrier and enterprise-class communications platforms. Our business model is driven by a large, growing and highly engaged community of service providers, distributors, value added resellers, systems integrators and corporate IT professionals, which we refer to as the Ubiquiti Community. The Ubiquiti Community is a critical element of our business strategy as it enables us to drive:

•

Rapid customer and community driven product development. We have an active, loyal community built from our customers that we believe is a sustainable competitive advantage. Our solutions benefit from the active engagement between the Ubiquiti Community and our development engineers throughout the product development cycle, which eliminates long and expensive multistep internal processes and results in rapid introduction and adoption of our products. This approach significantly reduces our development costs and time to market.

•

Scalable sales and marketing model. We do not currently have, nor do we plan to hire, a direct sales force, but instead utilize the Ubiquiti Community to drive market awareness and demand for our products and solutions. This community-propagated viral marketing enables us to reach underserved and underpenetrated markets far more efficiently and cost-effectively than is possible through traditional sales models. Leveraging the information transparency of the Internet allows customers to research, evaluate and validate our solutions with the Ubiquiti Community and via third party web sites. This allows us to operate a scalable sales and marketing model and effectively create awareness of our brand and products. Word of mouth referrals from the Ubiquiti Community generate high quality leads for our distributors at relatively little cost.

•

Self-sustaining product support. The engaged members of the Ubiquiti Community have enabled us to foster a large, cost efficient, highly-scalable and, we believe, self-sustaining mechanism for rapid product support and dissemination of information.

By reducing the cost of development, sales, marketing and support we are able to eliminate traditional business model inefficiencies and offer innovative solutions with disruptive price performance characteristics to our customers.

For the nine months ended March 31, 2013 and the years ended June 30, 2012, 2011 and 2010, our revenue was $219.6 million, $353.5 million, $197.9 million and $137.0 million, respectively. In the same periods, we generated a net income (loss) of $51.6 million, $102.6 million, $49.7 million and $(5.5) million, respectively. Our net loss in the fiscal year ended June 30, 2010 reflected a one-time compensation charge of $35.9 million related to a repurchase of our common stock and options in connection with the sale of our Series A preferred stock, which we refer to collectively as the Summit transaction, and a $1.6 million charge for a regulatory export compliance issue. In this prospectus, we refer to the fiscal years ended June 30, 2012, 2011 and 2010 as fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

Industry Overview

Internet traffic worldwide has grown rapidly in recent years, driven by an increase in the number of users, increasing mobility of those users and high bandwidth applications, such as video, audio, cloud-based applications, online gaming and social networking. According to Cisco Visual Networking Index, global Internet protocol, or IP, traffic is expected to increase from 30,734 petabytes, or PB, per month in 2011 to 110,282 PB per month in 2016, representing a 29% CAGR over that period. Wired networking solutions have traditionally been used to address increasing consumer and enterprise bandwidth needs. However, the high initial capital requirements and ongoing operating costs and long market lead times associated with building and installing infrastructure for wired networks has severely limited the widespread deployment of these networks in underserved and underpenetrated markets. Wireless networks are emerging as an attractive alternative for addressing both the broadband access needs of underserved and underpenetrated markets in both emerging and developed countries.

Underserved and underpenetrated markets. There exists a significant market opportunity in both emerging and developed economies. In “unconnected” emerging markets, the lack of an established network infrastructure and the high initial deployment costs associated with traditional wired network infrastructure build-outs has encouraged adoption of wireless networking infrastructure. In “under-connected” markets, bandwidth demand exceeds either the available capacity from existing infrastructure or the affordable supply of new infrastructure, resulting in an attractive market opportunity for wireless systems to bolster connectivity. Additionally, we believe there is a large market opportunity in connected markets serving customers that want to deploy reliable, scalable and customizable wireless networks and whose primary buying criterion is based on price-performance characteristics.

Limitation of existing solutions. Existing service provider wireless networking technologies have been developed to satisfy the increasing demand for broadband access, support mobility and provide the performance and reliability demanded by customers. According to Gartner, aggregate end-user spending on wireless networking equipment for Enterprise WLAN, wireless broadband access, and LTE solutions, is expected to grow from $10.4 billion in 2012 to $41.3 billion in 2017, representing a CAGR of 32%. However, these existing solutions based upon wired, satellite or cellular technologies, often fail to meet the price-performance requirements of fixed wireless networking in emerging markets, rural markets, or price-sensitive markets which in turn has led to low penetration of wireless broadband access and large populations of unaddressed users in these areas. Within the enterprise, existing WLAN deployments are often relatively complex and costly, providing customers with a large number of non-critical features and functionalities at a high cost. Given the growth in Internet connected devices, and the consumer’s desire for constant connectivity, there exists growing demand for WLAN solutions that provide critical features at significantly lower cost than existing solutions.

Increasing use of the unlicensed spectrum. In the absence of affordable broadband access in the licensed spectrum, the number of users of the unlicensed radio frequency, or RF spectrum has increased for communications equipment, as well as consumer devices such as cordless phones, baby monitors and microwave ovens. This increasing use of unlicensed RF spectrum has made providing high quality wireless networking more challenging due to increasing congestion in the unlicensed spectrum.

Government incentives for broadband access. Governments around the world are increasingly taking both regulatory and financial steps to expand access to broadband networks and increase availability of advanced broadband services to consumers and businesses.

To provide robust wireless networks that meet the price-performance needs of service providers and enterprises, vendors of wireless networking solutions must address the problems facing incumbent solutions:

•

Poor performance. To deliver high performance, wireless networking solutions need to satisfy diverse performance requirements for video, voice and data. The challenges of operating in the unlicensed RF spectrum, including spectrum noise and interference resulting from the proliferation of devices, often result in difficulty establishing network connections and unreliable or poor performance. Additionally, the performance and reliability of existing wireless networking solutions decline rapidly as the number of subscribers and range of service delivery increases. Lack of hardware and software integration between products, technologies and vendor devices can diminish network performance significantly and increase the complexity of network management, integration and expansion.

•

High cost of ownership. Existing alternative solutions, such as fiber-to-the-premises, cable, DSL, WiMAX, LTE and traditional backhaul, provide high capacity, high performance broadband access; however, these solutions can be extremely costly, and often do not meet the demanding price-performance requirements of underserved markets.

•

Complexity. Existing alternative solutions are often difficult to deploy and manage and require skilled employees or high cost consultants to install and operate. In addition, existing enterprise solutions often offer a large variety of features and functionalities that enterprise customers may find overwhelming or unnecessary.

•

Lack of product support and customer-driven features. Product support and feedback for alternative suppliers’ wireless networking solutions is often costly and ineffective. Existing wireless solutions are not accompanied by dynamic product support to assist customers in efficiently setting up and troubleshooting their networks. Additionally, alternative suppliers generally lack an effective mechanism to communicate with their end-users and incorporate feedback from usage into product roadmaps.

Our Solution

Our products and solutions enable both service providers and enterprises to deploy the infrastructure for high performance, scalable and reliable wireless networks cost effectively. Our wireless networking solutions offer the following key benefits:

•

High performance proprietary technology solutions. Our proprietary products and solutions include high performance radios, antennas, software, communications protocols and management tools that have been designed to deliver carrier and enterprise class wireless broadband access and other services primarily in the unlicensed RF spectrum. Our radios and antennas, which incorporate our innovative proprietary technologies and firmware, are designed and field tested to deliver carrier-class network speeds, throughput, range and coverage, while simultaneously meeting the varying performance requirements of video, voice and data traffic. Our products and solutions overcome significant performance challenges such as dynamic spectrum noise, device interference, outdoor obstacles and unpredictable levels of video, voice and data performance. Importantly, we are able to utilize the Ubiquiti Community to validate the effectiveness of our end user experience and focus our development efforts on those features and functionality that are critical to their requirements.

•

Price disruptive offering. Our products and solutions have been designed to enable service providers and enterprises to deliver high performance to their users at highly disruptive price points. The deployment and operation of our solutions require a fraction of the capital expenditures, implementation expenses and network maintenance costs of those associated with existing solutions.

•

Integrated and easy to deploy and manage. Our integrated products and solutions reduce the complexity associated with the installation, management and expansion of wireless networks. Within each of our product families, products are based on firmware that is built on a common codebase. This allows us to offer common features and functionality and leads to consistent usability across each product family. The integration between our products is designed to enable service providers and enterprises to deliver wireless broadband access and other services that have high performance characteristics without significant management, deployment costs or upgrade complexity.

•

Scalable community-led approach. Purchasing our proprietary products and solutions enables immediate access to the Ubiquiti Community, including current and historical troubleshooting and technical information as well as best practices and deployment advice for our end users. Product support from our Community is self-sustaining and scales efficiently, with growth and relevance driven by the size and engagement of our customer base. This scalable community-led approach to customer support contributes to the substantially lower total cost of ownership of our products and solutions relative to incumbent providers. Additionally, our Community provides an effective channel for product feedback from our customer base.

We are growing our intellectual property portfolio to help protect the development of our proprietary software, hardware and complete solutions. We believe that protecting the innovation and technology underlying our comprehensive wireless networking solutions is key to ensuring our continued ability to provide customers with differentiated value.

Our Strategy

Our goal is to disrupt the market for communications technology with innovative solutions that provide leading performance at prices that are a fraction of those of alternative solutions. Key elements of our strategy include the following:

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Continue to deliver high performance characteristics at disruptive price points. We intend to expand the market opportunity for service providers by continuing to provide products and solutions with disruptive price-performance characteristics. We also intend to expand the market and displace high-priced alternative solutions in enterprise markets. We believe that we can sustain our disruptive strategy through our unique business model, focusing on the features and functionalities most critical to customers and avoiding the fringe features, which add both cost and complexity.

•

Leverage our technologies and business model in adjacent markets. We intend to continue to leverage our technologies and business model to target other large and growing markets that we believe are ripe for disruption such as video surveillance, machine-to-machine communications and licensed microwave wireless backhaul markets. For the enterprise market, we introduced our enterprise wireless local area network, or WLAN, product, UniFi, in fiscal 2011 and have experienced strong adoption by a largely new customer base. According to Gartner we were the 6th largest global provider of enterprise WLAN coordinated access points in 2012. We believe we are well positioned to gain traction in these new addressable markets and will continue to accelerate our innovation in these products. Similarly, we intend to drive adoption of airVision, our IP camera management system, airFiber, our outdoor wireless backhaul radio platform and mFi, our machine-to-machine communication platform, all of which we released in fiscal 2012.

•

Maintain and extend our technological leadership. We intend to continue to develop innovative solutions for our target markets. We believe that our continued focus on developing such technologies with customer-driven feedback from the Ubiquiti Community will allow us to deliver products and solutions with disruptive price-performance characteristics that are specifically targeted to our markets. In addition, we believe our continued innovation is key to the value our products and solutions provide, and is a critical component to achieving user lock-in.

•

Continue to grow our powerful user community. We believe our differentiated business model, powered by the Ubiquiti Community, provides us with a significant and sustainable competitive advantage over competitors. The Ubiquiti Community facilitates streamlined and efficient product development coupled with a highly efficient sales and distribution model that allows us to avoid the costs associated with expensive direct and channel organizations. The self-sustaining product support aspect of the Ubiquiti Community simplifies the deployment process and provides a highly effective real-time support system for customers.

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Continue to sell to our existing customers. We plan to continue to provide our customers with high performance, reliable, and cost-effective integrated products and solutions. In particular, we believe our use of differentiated proprietary protocols and the scalability of our products positions us to grow with our customers as they build out their networks. Furthermore, we intend to cross-sell complementary solutions to our existing customers. For example, we believe customers of our airMAX solutions can benefit significantly from the incremental deployment of our EdgeMAX and airFiber products.

Risks Associated with our Business

Our business is subject to numerous risks, including:

•	Our limited visibility into future revenues;

•	Our reliance on distributors for sales of our products;

•	Our reliance on contract manufacturers, including the risk that our products, designs or intellectual property could be misappropriated; and

•	Competition with our products, particularly our newer platforms targeted at enterprise customers in developed countries.

You should carefully read “Risk Factors” beginning on page 10 for an explanation of these and other risks before investing in our common stock.

Corporate Information

We incorporated in the State of California in 2003 as Pera Networks, Inc. and we commenced our current operations in 2005 and changed our name to Ubiquiti Networks, Inc. at that time. In June 2010, Ubiquiti

Networks, Inc., a California corporation, changed its state of organization to Delaware by merging with and into Ubiquiti Networks, Inc., a Delaware corporation. Our executive offices are located at 2580 Orchard Parkway, San Jose, California 95131, and our telephone number is (408) 942-3085. Our website address is www.ubnt.com. The information on, or that can be accessed through, our website is not part of this prospectus.

Unless the context requires otherwise, the words “we,” “us,” “our” and “Ubiquiti” refer to Ubiquiti Networks, Inc. and its subsidiaries as a whole.

We have registered the Ubiquiti Networks trademark and a trademark for our logo with the European Union, or the EU. We own trademarks for AirControl, AirGrid, AirMax, AirView, UBNT, UniFi and design and AirOS and design, in each case registered with the U.S. Patent and Trademark Office. Additionally, we have trademark applications pending with the U.S. Patent and Trademark Office for AirSync, AirSelect, AirVision, AirBeam, AirFiber, AirWire, Ubiquiti Networks and AirBlast. We also have trademark applications pending in China for Ubiquiti Networks and UBNT. Other trademarks and trade names appearing in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by the selling stockholders	7,700,000 shares

Over-allotment option	1,155,000 shares

Common stock outstanding after this offering	87,067,124 shares

Use of proceeds	The selling stockholders, which include our chief executive officer and growth equity funds affiliated with certain of our directors will receive all of the proceeds from this offering. We will not receive any proceeds from the sale of shares in this offering. For more information on our selling stockholders see “Principal and Selling Stockholders.”

NASDAQ Global Select Market symbol	“UBNT”

The shares of common stock to be outstanding after this offering in this table are based on 87,067,124 shares of our common stock outstanding as of March 31, 2013 and exclude:

•	3,735,512 shares of common stock issuable upon the exercise of options outstanding under our stock plans as of March 31, 2013, with a weighted average exercise price of $3.01 per share;

•	704,435 shares of our common stock issuable upon vesting of restricted stock units outstanding under our stock plans as of March 31, 2013;

•	5,500 shares of our common stock issuable upon exercise of options we granted under our stock plans after March 31, 2013, with a weighted average exercise price of $15.06 per share;

•	46,500 shares of our common stock issuable upon vesting of restricted stock units, or RSUs, we granted under our stock plans after March 31, 2013; and

•	5,346,715 shares of our common stock reserved for future issuance under our 2010 Equity Incentive Plan as of March 31, 2013.

Unless otherwise noted, the information in this prospectus reflects and assumes:

•	no exercise of the underwriters’ over-allotment option; and

•	no exercise of options outstanding as of March 31, 2013.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial data for fiscal 2010, 2011 and 2012 are derived from our audited consolidated financial statements included in this prospectus. The summary consolidated financial data for the nine months ended March 31, 2012 and March 31, 2013 and as of March 31, 2013 are derived from our unaudited consolidated financial statements included in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which consist only of normal recurring adjustments, that management considers necessary for the fair statement of the financial information set forth in those statements. Historical results are not necessarily indicative of future results and should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes, and other financial information included in this prospectus. The summary consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included in this prospectus.

	Years Ended June 30,			Nine Months Ended March 31,
	2010	2011	2012	2012	2013
	(In thousands, except per share amounts)
Consolidated Statements of Operations Data:

Revenues	$136,952	$197,874	$353,517	$258,649	$219,591
Cost of revenues(1)	82,404	117,062	202,514	148,687	128,621

Gross profit	54,548	80,812	151,003	109,962	90,970
Operating expenses:
Research and development(1)	31,704	11,374	16,699	11,671	15,440
Sales, general and administrative(1)(2)(3)	18,162	7,358	9,012	7,059	16,133

Total operating expenses	49,866	18,732	25,711	18,730	31,573

Income from operations	4,682	62,080	125,292	91,232	59,397
Interest income (expense) and other, net	581	79	(1,269)	(1,136)	(570)

Other income (expense), net	5,263	62,159	124,023	90,096	58,827
Provision for income taxes	10,719	12,432	21,434	15,992	7,178

Net income (loss)	$(5,456)	$49,727	$102,589	$74,104	$51,649

Preferred stock cumulative dividend and accretion of cost of preferred stock	(1,436)	(42,068)	(112,431)	(112,431)	—

Less allocation of net income to participating preferred stockholders	—	(2,784)	—	—	—

Net income (loss) attributable to common stockholders—basic	$(6,892)	$4,875	$(9,842)	$(38,327)	$51,649
Undistributed earnings re-allocated to common stockholders	—	103	—	—	—

Net income (loss) attributable to common stockholders—diluted	$(6,892)	$4,978	$(9,842)	$(38,327)	$51,649

Net income (loss) per share of common stock:
Basic	$(0.08)	$0.08	$(0.12)	$(0.48)	$0.58

Diluted	$(0.08)	$0.07	$(0.12)	$(0.48)	$0.57

	Years Ended June 30,			Nine Months Ended March 31,
	2010	2011	2012	2012	2013
	(In thousands, except per share amounts)
Weighted average shares used in computing net income (loss) per share of common stock:
Basic	88,972	63,092	83,460	80,648	88,702

Diluted	88,972	66,907	83,460	80,648	90,656

Cash dividends declared per common share	—	—	—	—	$0.18
(1) Includes stock-based compensation as follows:
Cost of revenues	$124	$30	$117	$74	$309
Research and development	26,221	285	542	365	991
Sales, general and administrative	9,814	637	834	593	949

Total stock-based compensation	$36,159	$952	$1,493	$1,032	$2,249

(2) Includes a charge for an export compliance matter as follows:	$1,625	$—	$—	$—	$—

(3) Includes gain from a trademark coexistence agreement as follows:	$—	$—	$(1,500)	$—	$—

	Years Ended June 30,			Nine Months Ended March 31,
	2010	2011	2012	2012	2013
Non-GAAP Financial Measures:	(In thousands, except percentages)
Non-GAAP net income(1)	$32,023	$50,298	$102,585	$74,723	$52,998
Non-GAAP operating expenses (income) excluded from net income	37,479	571	(4)	619	1,349

(1)	See “Selected Consolidated Financial Data” for the reconciliation of GAAP net income to non-GAAP net income.

March 31, 2013
(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$181,689
Accounts receivable, net of allowance for doubtful accounts of $2,700 and $1,266, respectively	38,417
Total current assets	243,638
Common stock—$0.001 par value; 500,000,000 shares authorized:
87,067,124 outstanding at March 31, 2013	87
Additional paid-in capital	131,429
Treasury stock	(123,864)
Total stockholders’ equity	115,042

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below as well as the other information contained in and incorporated by reference in this prospectus before deciding to purchase any shares of our common stock. These risks could harm our business, operating results, financial condition and prospects. In addition, the trading price of our common stock could decline due to any of these risks and you might lose all or part of your investment.

Risks Related to our Business and Industry

This report contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, the risk factors set forth below. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also affect our business. If any of these known or unknown risks or uncertainties actually occurs and have material adverse effects on our business, financial condition and results of operations could be seriously harmed.

We have limited visibility into future sales, which makes it difficult to forecast our future operating results.

Because of our limited visibility into demand and channel inventory levels, our ability to accurately forecast our future revenues is limited. We sell our products and solutions globally to network operators, service providers and others, primarily through our network of distributors, resellers and OEMs. We do not employ a direct sales force. Sales to distributors accounted for 97% and 98% of our revenues in the nine months ended March 31, 2013 and 2012, respectively. Generally, our distributors are not obligated to promote our products and solutions and are free to promote and sell the products and solutions of our competitors. We sell our products to our distributors on a purchase order basis. Our distributors do not typically provide us with information about market demand for our products. While we have recently begun efforts to obtain inventory level and sales data from our distributors, this information has been difficult to obtain in a timely manner. Since we have only recently begun gathering this data, we cannot be certain that the information is reliable. Our operating expenses are relatively fixed in the short-term, and we may not be able to decrease our expenses to offset any shortfall in revenues. If we under forecast demand, our ability to fulfill sales orders will be compromised and sales may be deferred or lost altogether as potential purchasers seek alternative solutions.

We are subject to risks associated with our distributors’ inventory management practices. Should any of our distributors fail to resell our products in the period of time they anticipate or overstock inventories to address anticipated supply interruptions that do not occur, our revenues and operating results would suffer in future periods.

Our distributors purchase and maintain their own inventories of our products and have no right to return the products they have purchased. We receive limited information from the distributors regarding their inventory levels and their sales of our products. If our distributors are unable to sell an adequate amount of their inventories of our products, their financial condition may be adversely affected, which could result in a decline in our sales to these distributors. Distributors with whom we do business may face issues maintaining sufficient working capital and liquidity or obtaining credit, which could impair their ability to make timely payments to us. In addition, in the past we have experienced shortages of our products and our distributors have ordered quantities in excess of their anticipated near term demand to insulate themselves from supply interruptions. If, in the future, some distributors decide to purchase more of our products than are required to satisfy customer demand in any particular quarter, inventories at these distributors would grow. These distributors likely would reduce future orders until inventory levels realign with customer demand, which could adversely affect our revenues in a subsequent quarter.

We rely on a limited number of distributors, which we consider to be our customers, and the loss of existing, or a need to add new distributors may cause disruptions in our shipments, which may materially adversely affect our ability to sell our products and achieve our revenue forecasts and we may be unable to sell inventory we have manufactured to meet expected demand in a timely manner, if at all.

Although we have a large number of distributors who sell our products, we sell a substantial majority of our products through a limited number of these distributors. In the nine months ended March 31, 2013, revenues from Customer A represented 13% of our revenues. In the nine months ended March 31, 2012, revenues from Customer A and Customer C represented 19% and 10% of our revenues, respectively. We anticipate that we will continue to be dependent upon a limited number of distributors for a significant portion of our revenues for the foreseeable future. The portion of our revenues attributable to a given distributor may also fluctuate in the future. Termination of a relationship with a major distributor, either by us or by the distributor, could result in a temporary or permanent loss of revenues. We may not be successful in finding other suitable distributors on satisfactory terms, or at all, and this could adversely affect our ability to sell in certain geographic markets or to certain network operators and service providers.

We have experienced, and may in the future experience, reduced sales levels and damage to our brand due to production of counterfeit versions of our products.

In the past we have identified parties that are manufacturing and selling counterfeit products that we believe infringe our intellectual property rights. Sales of these counterfeit products were so substantial that our revenues were adversely affected while these products were in the market. Given the popularity of our products, we believe there is a high likelihood that counterfeit products or other products infringing on our intellectual property rights will continue to emerge. In order to combat counterfeit goods, we have and may continue to be required to spend significant resources to monitor and protect our intellectual property rights. Although we have taken steps to prevent further counterfeiting and believe our efforts to date have been successful in reducing counterfeiting, we may not be able to detect or prevent all instances of infringement and may lose our competitive position in the market before we are able to do so. If the quality of counterfeit products is not representative of the quality of our products, further damage could be done to our brand. In addition, enforcing rights to our intellectual property may be difficult and expensive, and we may not be successful in combating counterfeit products and stopping infringement of our intellectual property rights, particularly in some foreign countries, where we could lose sales.

Our operating results will vary over time and such fluctuations could cause the market price of our common stock to decline.

Our quarterly operating results fluctuate significantly due to a variety of factors, many of which are outside of our control, and we expect them to continue to do so. Our revenues were $83.2 million, $74.9 million, $61.5 million, $94.9 million and $91.7 million and our net income was $20.7 million, $17.8 million, $13.2 million, $28.5 million and $27.9 million in the three months ended March 31, 2013, December 31, 2012, September 30, 2012, June 30, 2012 and March 31, 2012, respectively. Because revenues for any future period are not predictable with any significant degree of certainty, you should not rely on our past results as an indication of our future performance. If our revenues or operating results fall below the expectations of investors or securities analysts or below any estimates we may provide to the market, the price of our common shares would likely decline substantially, which could have a material adverse impact on investor confidence and employee retention. Our common stock has recently experienced substantial price volatility. For example, from our initial public offering through March 31, 2013, the price of our common stock ranged from $7.80 to $35.99 per share. Additionally, the stock market as a whole has experienced extreme price and volume fluctuations that have affected the stock price of many technology companies in ways that may have been unrelated to these companies’ operating performance.

Factors that could cause our operating results and stock price to fluctuate include:

•	varying demand for our products due to the financial and operating condition of our distributors and their customers, distributor inventory management practices and general economic conditions;

•	shifts in our fulfillment practices including increasing inventory levels in attempt to decrease customer lead times;

•	inability of our contract manufacturers and suppliers to meet our demand;

•	success and timing of new product introductions by us and the performance of our products;

•	announcements by us or our competitors regarding products, promotions or other transactions;

•	lost sales due to the proliferation of counterfeit versions of our products;

•	costs related to the protection of our intellectual property rights, including defense against counterfeiting efforts;

•	costs related to responding to government inquiries related to regulatory compliance;

•	our ability to control and reduce product costs;

•	expenses of our entry into new markets, such as video surveillance microwave backhaul and machine-to-machine communications;

•	commencement of litigation or adverse results in litigation;

•	changes in the manner in which we sell products;

•	increased warranty costs;

•	volatility in foreign exchange rates, changes in interest rates and/or the availability and cost of financing or other working capital to our distributors and their customers;

•	the impact of write downs of excess and obsolete inventory; and

•	the impact of any provisions for doubtful accounts.

In addition, our business may be subject to seasonality; however, our recent growth rates and timing of product introductions may have masked seasonal changes in demand. Although we have not perceived seasonality to date, we may experience seasonality in the future.

We could be adversely affected by unfavorable results from shareholder class action litigation.

Beginning on September 7, 2012, two shareholder class action complaints were filed against us. On January 30, 2013, the plaintiffs filed an Amended Consolidated Complaint, which alleges claims under the Securities Act of 1933, the Securities Exchange Act of 1934 and SEC Rule 10b-5 on behalf of a purported class of those who purchased our common stock between October 14, 2011 and August 9, 2012 and/or acquired our stock pursuant to or traceable to the registration statement for our initial public offering. The consolidated complaint seeks, among other things, damages and interest, rescission, and attorneys’ fees and costs. Although we believe that the allegations in the complaint are without merit and we intend to vigorously contest the litigation, there can be no assurance that we will be successful in our defense. If one or more of these claims are resolved against us, our consolidated financial statements could be materially adversely affected.

If we fail to protect our intellectual property rights adequately, our ability to compete effectively or to defend ourselves from litigation could be impaired, which could reduce our revenues and increase our costs.

We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality and non-disclosure agreements and other methods, to protect our proprietary technologies and know-how. Our patent rights and the prospective rights sought in our pending patent applications may not be meaningful or provide us with any commercial advantage and they could be opposed, contested, circumvented or designed around by our competitors or be declared invalid or unenforceable in judicial or administrative proceedings. Any failure of our patents to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. In addition, patents may not be issued from any of our current or future applications.

Monitoring unauthorized use of our intellectual property is difficult and costly. Unauthorized use of our intellectual property, such as counterfeits of our products and unauthorized registration of our trademarks by third parties, has occurred in the past and may occur in the future without our knowledge. The steps we have taken may not prevent unauthorized use of our intellectual property. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce our intellectual property rights. Our competitors may also independently develop similar technology without infringing our intellectual property rights. Our failure to effectively protect our intellectual property could reduce the value and potential application of our technology and could impair our ability to compete. Any failure by us to meaningfully protect our intellectual property could result in competitors offering products that incorporate our most technologically advanced features, which could seriously reduce demand for our products. We have initiated and may continue to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive and time-consuming, may place our intellectual property at risk of being invalidated or narrowed in scope, and may divert the efforts of our technical staff and managerial personnel, which could result in lower revenues and higher expenses, whether or not such litigation results in a determination favorable to us.

Enforcement of our intellectual property rights abroad, particularly in China and South America, is limited and it is often difficult to protect and enforce such rights.

The intellectual property protection regimes outside the United States are generally not as comprehensive as in the United States and may not protect our intellectual property in some countries where our products are sold or manufactured or may be sold or manufactured in the future. In addition, effective enforcement of intellectual property rights in certain countries may not be available.

In particular, the legal regimes relating to intellectual property rights in China and South America are limited and it is often difficult to effectively protect and enforce such rights in those countries. For example, the regulatory scheme for enforcing China’s intellectual property laws may not be as developed as regulatory schemes in other countries. Any advancement of an intellectual property enforcement claim through China’s regulatory scheme may require an extensive amount of time, allowing intellectual property infringers to continue largely unimpeded, to our detriment in the Chinese and other export markets. In addition, rules of evidence may be unclear, inconsistent or difficult to comply with, making it difficult to prove infringement of our intellectual property rights. As a result, enforcement cases may be difficult or ineffective.

These factors may make it increasingly complicated for us to enforce our intellectual property rights against infringers, allowing them to harm our business in the Chinese or other export markets and in the United States by affecting the pricing for our products, reducing our sales, importing infringing products into the United States and diluting our brand or product quality reputation.

If our contract manufacturers do not respect our intellectual property and trade secrets and if they or others produce competitive products reducing our sales or causing customer confusion, our business, operating results and financial condition could be materially adversely affected.

Our contract manufacturers operate in China, where prosecution of intellectual property infringement and trade secret theft is more difficult than in the United States. In the past, our contract manufacturers, their affiliates, their other customers or their suppliers have attempted to participate in efforts to misappropriate our intellectual property and trade secrets to manufacture our products for themselves or others without our knowledge. Although we attempt to enter into agreements with our contract manufacturers to preclude them from misusing our intellectual property and trade secrets, we may be unsuccessful in monitoring and enforcing our intellectual property rights. We have in the past found and expect in the future to find counterfeit goods in the market being sold as Ubiquiti products. Although we take steps to stop counterfeits, we may not be successful and network operators and service providers who purchase these counterfeit goods may have a bad experience, our brand may be harmed, and our business, operating results and financial condition could be materially and adversely affected.

Our business and prospects depend on the strength of our brand. Failure to maintain and enhance our brand would harm our ability to expand our base of distributors and the number of network operators and service providers who purchase our products.

Maintaining and enhancing the Ubiquiti brand is critical to expanding our base of distributors, network operators, service providers, and VARs who purchase our products. Maintaining and enhancing our brand will depend largely on our ability to continue to develop and provide products and solutions that address the price-performance characteristics sought by these customers and end-users in underserved and underpenetrated markets, which we may not do successfully. If we fail to promote, maintain and protect our brand successfully, our ability to sustain and expand our business and enter new markets will suffer. Furthermore, if we fail to replicate the Ubiquiti Community in other markets that we seek to enter, the strength of our brand in and beyond those markets could be adversely affected. Our brand may be impaired by a number of other factors, including product malfunctions and exploitation of our trademarks or confusingly similar trademarks by others without permission. Despite our efforts to protect our trademarks, we have been unsuccessful to date in obtaining a trademark registration from the United States Patent and Trademark Office for the name of our company, Ubiquiti Networks, and as a result, we only have common law trademark rights in the United States in our name. Additionally, we have been subject to counterfeiting efforts which may damage our brand value. Any inability to effectively police our trademark rights against unauthorized uses by third parties could adversely impact the value of our trademarks and our brand recognition. If we fail to maintain and enhance the Ubiquiti brand, or if we need to incur unanticipated expenses to establish the brand in new markets, our operating results would be negatively affected from reduced sales and increased expenses related to strengthening our brand and our customers may be confused about which products are ours.

The networking, enterprise WLAN, video surveillance, microwave backhaul and machine-to-machine communications markets in which we compete are highly competitive and competitive pressures from existing and new products and solutions may have a material adverse effect on our business, revenues, growth rates and market share.

The networking, enterprise WLAN, video surveillance, microwave backhaul and machine-to-machine communications markets in which we compete are highly competitive and are influenced by competitive factors including:

•	price and total cost of ownership and return on investment associated with the solutions;

•	simplicity of deployment and use of the solutions;

•	ability to rapidly develop high performance integrated solutions;

•	reliability and scalability of the solutions;

•	market awareness of a particular brand;

•	ability to provide secure access to wireless networks;

•	ability to offer a suite of products and solutions;

•	ability to allow centralized management of the solutions; and

•	ability to provide quality product support.

We expect competition to intensify in the future as other established and new companies introduce new products in the same markets we serve or intend to enter and as these markets continue to consolidate. In particular, companies with successful, widely known brands may price their products aggressively to compete with ours. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results or financial condition. If we do not keep pace with product and technology advances, end users may switch to other suppliers and our ability to sell our products may be impaired, which could harm our competitive position, revenues and prospects for growth.

A number of our current or potential competitors have longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do.

As we move into new markets for different types of equipment, our brand may not be as well known as incumbents in those markets. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier, regardless of product performance or features. In the integrated radio market, our competitors include Alvarion, Motorola and Trango, and in the 900MHz product market, Cisco and Proxim. In the embedded radio market, our competitors include Mikrotīkls and Senao. In the backhaul market, our competitors include Ceragon, DragonWave and Mikrotīkls. In the CPE market, our competitors include Mikrotīkls, Ruckus and TP-LINK. In the antenna market, we primarily compete with Andrew Corporation, PCTEL and Radio Waves. In the enterprise WLAN market, we primarily compete with Ruckus, Aruba Networks and Cisco. In the video surveillance market, we primarily compete with Vivotek, Axis Communications and Mobotix. In the microwave backhaul market, we primarily compete with DragonWave, SAF Tehnika and Trango. In the machine-to-machine communications market, we primarily compete with EnergyHub, Motorola and AlertMe.com. We expect increased competition from other established and emerging companies if our market continues to develop and expand. As we enter new markets, we expect to face competition from incumbent and new market participants.

In addition, some of our competitors have made acquisitions or entered into partnerships or other strategic relationships with one another to offer a more comprehensive solution than they had offered individually. We expect this consolidation to continue as companies attempt to strengthen or maintain their market positions in an evolving industry and as companies enter into partnerships or are acquired. Many of the companies driving this consolidation trend have significantly greater financial, technical and other resources than we do and are better positioned to acquire and offer complementary products and technologies. The competitors resulting from these possible consolidations may create more compelling product offerings and be able to offer greater pricing flexibility, making it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or product functionality. Continued industry consolidation may adversely impact perceptions of the viability of smaller and even medium-sized technology companies and, consequently, willingness to purchase from such companies. These pricing pressures and competition from more comprehensive solutions could impair our ability to sell our products profitably, if at all, which could negatively affect our revenues and results of operations.

New entrants and the introduction of other distribution models in our markets may harm our competitive position.

The markets for development, distribution and sale of our products are rapidly evolving. New entrants seeking to gain market share by introducing new technology and new products may make it more difficult for us to sell our products, and could create increased pricing pressure, reduced profit margins, increased sales and marketing expenses or the loss of market share or expected market share, any of which may significantly harm our business, operating results and financial condition.

Historically, large, integrated telecommunications equipment suppliers controlled access to the wireless broadband infrastructure equipment and network management software that could be used to extend the geographic reach of wireless internet networks. However, in recent years, network operators and service providers have been able to purchase wireless broadband infrastructure equipment and purchase and implement network management applications from distributors, resellers and OEMs. In addition, increased competition from providers of wireless broadband equipment may result in fewer vendors providing complementary equipment to our products, which could harm our business and revenues. Broadband equipment providers or system integrators may also offer wireless broadband infrastructure equipment for free or as part of a bundled offering, which could force us to reduce our prices or change our selling model to remain competitive. If there is a major shift in the market such that network operators and service providers begin to use closed network solutions that only operate with other equipment from the same vendor, we could experience a significant decline in sales because our products would not be interoperable with these proprietary standards.

We may not be able to enhance our products to keep pace with technological and market developments, or develop new products in a timely manner or at competitive prices.

The market for our wireless broadband networking equipment is emerging and is characterized by rapid technological change, evolving industry standards, frequent new product introductions and short product life cycles. Our ability to keep pace with technological developments, satisfy increasing network operator and service provider requirements and achieve product acceptance depends upon our ability to enhance our current products and continue to develop and introduce new product offerings and enhanced performance features and functionality on a timely basis at competitive prices. Our inability, for technological or other reasons, to enhance, develop, introduce or deliver compelling products in a timely manner, or at all, in response to changing market conditions, technologies or network operator and service provider expectations could have a material adverse effect on our operating results if end users fail to purchase our products. For example, if we are unable to achieve in a timely manner and keep pace the same level of integration and plug and play functionality for our enterprise products that characterizes our airMAX product line, our ability to grow our end user base and achieve broad acceptance of our enterprise products could be adversely affected. Our ability to compete successfully will depend in large measure on our ability to maintain a technically skilled development and engineering staff and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of our products with evolving industry standards and protocols and competitive network management environments. Development and delivery schedules for our products are difficult to predict. We may fail to introduce new versions of our products in a timely fashion. If new releases of our products are delayed, our distributors may curtail their efforts to market and promote our products and network operators and service providers may switch to competing products, any of which would result in a delay or loss of revenues and could harm our business. In addition, we cannot assure you that the technologies and related products that we develop will be brought to market by us as quickly as anticipated or that they will achieve broad acceptance among network operators and service providers.

We may become subject to warranty claims, product liability and product recalls.

From time to time, we may become subject to warranty or product liability claims that may require us to make significant expenditures to defend these claims or pay damage awards. In the event of a warranty claim, we may also incur costs if we compensate the affected network operator or service provider. We may also be the subject of product liability claims. Such claims could require a significant amount of time and expense to resolve and defend against and could also harm our reputation by calling into question the quality of our products. We also may incur costs and expenses relating to a recall of one or more of our products. For example, during the three months ended March 31, 2013 we recalled our Rocket Titanium products due to an identified manufacturing issue which was subsequently rectified. The process of identifying recalled products that have been widely distributed may be lengthy and require significant resources and we may incur significant replacement costs, contract damage claims from our network operators or service providers and harm to our reputation. Costs or payments made in connection with warranty and product liability claims and product recalls could cause our operating results to decline and harm our brand.

Our distributors, network operators, service providers, VARs and system integrators may expect us to indemnify them for intellectual property infringement claims, damages caused by defective products and other losses.

Our distributors, network operators, service providers and other parties may expect us to indemnify them for losses suffered or incurred in connection with our products, including as a result of intellectual property infringement, defective products, damages caused by defects and damages caused by viruses, worms and other malicious software, although our agreements with them may not, in all cases, require us to provide this indemnification. The maximum potential amount of future payments we could be required to make may be substantial or unlimited and could materially harm our business, operating results and financial condition. We may in the future agree to defend and indemnify our distributors, network operators, service providers and other parties, irrespective of whether we believe that we have an obligation to indemnify them or whether we believe that our services and products infringe the asserted intellectual property rights. Alternatively, we may reject certain of these indemnity demands, which may lead to disputes with a distributor, network operator, service provider or other party and may negatively impact our relationships with the party demanding indemnification or result in litigation against us. Our distributors, network operators, service providers and other parties may also claim that any rejection of their indemnity demands constitutes a material breach of our agreements with them, allowing them to terminate such agreements. If, as a result of indemnity demands, substantial payments are required, our relationships with our distributors, network operators, service providers and other parties are negatively impacted or if any of our material agreements is terminated, our business, operating results and financial condition could be materially adversely affected.

If we lose the services of our founder and chief executive officer, Robert J. Pera, other key members of our management team or key research and development employees, we would be required to replace these individuals. We may not be able to smoothly transition and may incur additional expense to recruit and employ replacements.

Our success and future growth depend on the skills, working relationships and continued services of our management team and in particular, our founder and chief executive officer, Robert J. Pera. Our future performance will also depend on our ability to continue to retain our other senior management. We do not maintain key person insurance for any of our personnel, except for a small policy with respect to Mr. Pera.

Our business model relies in part on leanly staffed, independent and efficient research and development teams. Our research and development team is organized around small groups or individual contributors for a given platform and there is little overlap in knowledge and responsibilities. In the event that we are unable to retain the services of any key contributors, we may be unable to bring our products or product improvements to market in a timely manner, if at all, due to disruption in our development activities.

We hired our new Chief Financial Officer on March 4, 2013, and we cannot be reasonably assured of a smooth transition. In the event we experience difficulties in managing the transition, our operating results, financial condition or stock price could be adversely affected.

Our future success will also depend on our ability to attract, retain and motivate skilled personnel in the United States and internationally. All of our employees work for us on an at will basis. Competition for personnel is intense in the networking equipment industry, particularly for persons with specialized experience in areas such as antenna design and RF equipment. As a result, we may be unable to attract or retain qualified personnel. Our inability to attract and retain the necessary personnel could adversely affect our business, operating results and financial condition.

We operate in an industry with extensive intellectual property litigation. Claims of infringement against us or our suppliers may cause us to incur substantial expenses to defend ourselves and could impair our ability to sell our products if an adverse outcome were to occur.

Our commercial success depends in part upon us and our component suppliers not infringing, misappropriating or otherwise violating intellectual property rights owned by others and being able to resolve intellectual property claims without major financial expenditures. We operate in an industry with extensive intellectual property litigation and it is not uncommon for suppliers of certain components of our products, such as chipsets, to be involved in intellectual property-related lawsuits by or against third parties. Many industry participants that own, or claim to own, intellectual property aggressively assert their rights. Our key component suppliers are often targets of such assertions, and we may become a target as well. In addition, the network operators and service providers, whom we agree in certain circumstances to indemnify for intellectual property infringement claims related to our products, may be targets of such assertions. We cannot determine with certainty whether any existing or future third party intellectual property rights would require us to alter our technologies, obtain licenses or cease certain activities.

There are numerous patents and patent applications in the United States and other countries relating to communications technologies, and many of our competitors and other parties have substantial patent portfolios in this area. We do not generally conduct searches for patents relating to our technologies or approach third parties to seek a license to their patents. Even if we were to conduct such searches we may not uncover all relevant patents and patent applications. We therefore cannot assure you that our products, technologies and operations do not, and will not, infringe third party patents. We have received, and may in the future receive, claims from third parties asserting intellectual property infringement and other related claims. In addition, if our revenues grow and our profile increases, the frequency and severity of these claims may increase. Future litigation may be necessary to defend ourselves and demand indemnification from our suppliers, if appropriate, by determining the scope, enforceability and validity of third party proprietary rights or to establish our own proprietary rights. Some of our competitors may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies and other third-party non-practicing entities that focus on extracting royalties and settlements by enforcing patent rights may target our component suppliers, manufacturers, us, our distributors, members of our sales channels, our network operators and service providers, or other purchasers of our products. These companies typically have little or no product revenues and therefore our patents may provide little or no deterrence against such companies filing patent infringement lawsuits against our component suppliers, manufacturers, us, our distributors, members of our sales channels, network operators and service providers, or other purchasers of our products. For example, we have received correspondence from certain patent holding companies who assert that we infringe certain patents related to wireless communication technologies. We believe that these patents are either invalid or not infringed by us. However, we cannot assure you that a court adjudicating a claim that we infringe these patents would rule in our favor should these patent holding companies file suit against us. We believe that in the event of a claim we may be entitled to seek indemnification from our suppliers. However, we cannot provide any assurances that if we seek such indemnification, we will receive it. At any time, any of these third parties could initiate litigation against us, or we may be forced to initiate litigation against them. Regardless of whether claims that we are infringing patents, trademarks or other intellectual property rights have any merit, these claims can be time consuming and costly to evaluate and defend and could:

•	adversely affect our relationships with our current or future network operators and service providers or suppliers;

•	cause delays or stoppages in the shipment of our products, or cause us to modify or redesign our products;

•	cause us to incur significant expenses in defending claims brought against us, for which we may not be able to obtain indemnification, if applicable, from our suppliers;

•	divert management’s attention and resources;

•	subject us to significant damages or settlements;

•	require us to enter into settlements, royalty or licensing agreements on unfavorable terms; or

•	require us to cease certain activities.

Moreover, even if some of our contract manufacturers are obligated to indemnify us, these contract manufacturers may contest their obligations to indemnify us, or their available assets or indemnity obligation may not be sufficient to cover our losses.

In addition to liability for monetary damages against us or, in certain circumstances, our network operators and service providers, we may be prohibited from developing, commercializing or continuing to provide certain of our products unless we obtain licenses from the holders of the patents or other intellectual property rights. We cannot assure you that we will be able to obtain any such licenses on commercially reasonable terms, or at all. If we do not obtain such licenses, our business, operating results and financial condition could be materially adversely affected and we could, for example, be required to cease offering our products or be required to materially alter our products, which could involve substantial costs and time to develop.

For information regarding our trademarks, see the risk factor above titled “Our business and prospects depend on the strength of our brand. Failure to maintain and enhance our brand would harm our ability to expand our base of distributors and the number of network operators and service providers who purchase our products.”

We are subject to numerous U.S. export control and economic sanctions laws and a substantial majority of our sales are into countries outside of the United States. Sales outside of the United States represented 77% and 76% of our revenues in the nine months ended March 31, 2013 and fiscal 2012, respectively. Although we did not intend to do so, we have violated certain of these laws in the past, and we cannot currently assess the nature and extent of any fines or other penalties, if any, that U.S. governmental agencies may impose against us or our employees for any such violations. Any fines, if materially different from our estimates, or other penalties, could have a material adverse effect on our business and financial results.

Sale of certain of our products into Iran, Cuba, Syria, the Sudan and North Korea is restricted or prohibited under U.S. export control and economic sanctions laws. In addition, certain of our products incorporate encryption components and may be exported from and outside the United States only with the required authorization or eligibility for a license exception. Until early 2010, we lacked sufficient familiarity with the export control and sanctions laws and their applicability to our products. Our lack of sufficient familiarity was largely due to our lean corporate infrastructure, the inexperience of our management team in these matters and the fact that our products are manufactured outside the United States and most of our products never enter the United States. In early 2010, as a result of diligence undertaken in connection with the Summit transaction, we learned that our products could not be sold, directly or indirectly, into Iran and other countries subject to a U.S. embargo and we learned that some of our products were listed on the Commerce Control List in the EAR, and require authorization from the BIS, prior to export. We then began to evaluate the export controls and sanctions applicable to our product sales and to take steps to comply with these laws. For instance, we revised our standard form distribution agreements to clearly articulate the restrictions imposed by export control and sanctions laws governing business with embargoed countries, disabled downloads of our software by users in these countries, and obtained the required Commodity Classification Rulings for our encryption products as required by the EAR. In February 2011, our Audit Committee retained outside counsel to conduct a review of our export control compliance and possible sales of our products by third persons to embargoed countries. This review was conducted to fully respond to and cooperate with a request for information from OEE, relating to two foreign companies and the export classification of our products and to ensure that we were in compliance with the export control and sanctions laws. The review was completed in April 2011 and we took the actions described below as a result of our review. In May 2011, we filed a disclosure report regarding our findings as a result of this review with OEE. In August 2011, we received a warning letter from the OEE indicating that the OEE had completed its investigation of us, was closing out the matter without issuing a penalty, had not referred the matters described below for criminal or administrative prosecution and closed the investigation of us. In June 2011, we also filed a voluntary self-disclosure with OFAC, the results of which are still pending.

Transactions Involving Possible Sales of Products into Iran

Although we do not believe that we directly sold, exported or shipped our products into Iran or any other country subject to a U.S. embargo, we believe our products have been sold into Iran by third parties. Until early 2010, we did not prohibit our distributors from selling our products into Iran or any other country subject to a U.S. embargo.

From 2008 to early 2010, we had a distribution arrangement with a distributor (“Distributor 1”), in the United Arab Emirates (“UAE”) that gave this distributor exclusive jurisdiction over eleven countries in the Middle East, including Iran, as well as authorization to sell worldwide. We had no sales to Distributor 1 in fiscal 2012 or fiscal 2013, and sales to Distributor 1 represented 4% and 6% of our revenues in fiscal 2011 and fiscal 2010, respectively. We cannot determine which of our products Distributor 1 sold directly or indirectly to persons in Iran. At some point prior to February 2010, Distributor 1 requested that we list two resellers on our website as authorized resellers of our products in Iran and we did so. We removed these resellers from our website in late February 2010 upon learning of restrictions under the U.S. embargo.

In early 2010, we began implementing policies prohibiting sales of our products into the countries subject to the U.S. embargo, revised our standard form distribution agreements to clearly articulate this policy and disabled downloads of our software by users in these countries. We also entered into a new distribution agreement with Distributor 1 that excluded Iran as one of its territories and contained explicit covenants that Distributor 1 would comply with U.S. export control and economic sanction laws, including a covenant not to sell our products into Iran.

From March 2010 until February 2011, we continued doing business with Distributor 1 under the amended distribution agreement. However, we now believe that Distributor 1 continued to sell our products into Iran after February 2010 and that we overlooked emails from Distributor 1 that included information about Distributor 1’s possible activities related to shipping our products to Iran. In February 2011, we suspended sales of our products to Distributor 1 due to the information learned during our export control review that indicated Distributor 1 may still be selling products into Iran. Also, during the investigation we recently conducted, we learned that from December 2009 through February 2011, another distributor, Distributor 2, was selling our products to a company in Iran. At the time of these transactions, we did not have a distribution agreement with Distributor 2 and we had not specifically instructed Distributor 2 that our products could not be sold into Iran. Distributor 2, a distributor in Europe, received orders from an Iranian entity, placed those orders with us and instructed us to ship the products to a third party in the UAE. As such, we believed the products’ final destination was the UAE. Our records indicate that we may have made up to 13 shipments to Distributor 2 involving an aggregate value of approximately $340,000 that may have been resold into Iran during this time. Prior to February 2011, we had not previously notified Distributor 2 of our prohibition against sales of our products into Iran. In March 2011, upon learning that it was receiving orders from a company in Iran, we notified Distributor 2 that the end customer was in Iran and of our prohibition on sales to Iran and also entered into a distribution agreement with Distributor 2. The agreement contains clear language requiring compliance with the export control and economic sanctions laws. We continue to sell products to Distributor 2, as we believe this issue has been resolved and these sales did not represent a material portion of Distributor 2’s business with us.

Export Classification of Our Products

Following the Summit transaction, we began to research whether our products were subject to U.S. export controls and we hired outside counsel to assist us with this analysis. We learned that a number of our products, although they are foreign produced and do not enter into the United States, may be considered encryption items under the EAR and required an encryption review by BIS. In May 2010, we filed encryption reviews with BIS for our products, and we obtained the required Commodity Classification Rulings for our products between June 2010 and November 2010. We shipped our products prior to receiving these rulings and these shipments appear to have violated the EAR. In addition, we used incorrect export authorizations on our shipping documents even after we received the required Commodity Classification Rulings.

Accordingly, prior to May 2010, we did not fully comply with applicable encryption controls in the EAR, despite having made foreign sales of such items, and continued to use incorrect export authorizations on shipping documents until February 2011, as we did not fully understand the scope of the requirements. In addition, throughout this period, we lacked an effective compliance program with respect to these laws. We have implemented a significant number of policies and procedures and continue to implement further policies and procedures that will help us to comply with these laws.

Inquiry from U.S. Department of Commerce’s Office of Export Enforcement

In January 2011, OEE contacted us to request that we provide information related to our relationship with a logistics company in the UAE and with a company in Iran, neither of which companies are Distributor 1 or Distributor 2, as well as information on the export classification of our products. As a result of this inquiry we, assisted by outside counsel, conducted a review of our export transactions from 2008 through March 2011 to not only gather information responsive to OEE’s request but also to review our overall compliance with export control and sanctions laws. We believe our products have been sold into Iran by third parties. We do not believe that we directly sold, exported or shipped our products into Iran or any other country subject to a U.S. embargo. However, until early 2010, we did not prohibit our distributors from selling our products into Iran or any other country subject to a U.S. embargo. In the course of this review we identified that two distributors may have sold Ubiquiti products into Iran. Our review also found that while we had obtained required Commodity Classification Rulings for our products in June 2010 and November 2010, we did not advise our shipping personnel to change the export authorizations used on our shipping documents until February 2011. During the course of our export control review, we also determined that we had failed to maintain adequate records for the five year period required by the EAR and the sanctions regulations due to our lack of infrastructure and because it was prior to our transition to our current system of record, NetSuite.

In May 2011, we filed a self-disclosure statement with the BIS and OEE. In June 2011 we filed a self-disclosure statement with OFAC, regarding the compliance issues noted above. The disclosures address the above described findings and the remedial actions we have taken to date. However, the findings also indicate that both distributors continued to sell, directly or indirectly, our products into Iran during the period from February 2010 through March 2011 and that we received various communications from them indicating that they were continuing to do so. Since January 2011, we have cooperated with OEE and, prior to our disclosure filing, we informally shared with the OEE the substance of our findings with respect to both distributors. From May 2011 to August 2011, we provided additional information regarding our review and our findings to OEE to facilitate its investigation and OEE advised us in August 2011 that it had completed its investigation of us. In August 2011, we received a warning letter from OEE stating that OEE had not referred the findings of our review for criminal or administrative prosecution of us and closed the investigation without penalty.

OFAC is still reviewing our voluntary disclosure. In our submission, we have provided OFAC with an explanation of the activities that led to the sales of our products in Iran and the failure to comply with the EAR and OFAC sanctions. Although our OFAC and OEE voluntary disclosures covered similar sets of facts that led the OEE to resolve the case with the issuance of a warning letter, OFAC may conclude that our actions resulted in violations of U.S. export control and economic sanctions laws and warrant the imposition of penalties that could include fines, termination of our ability to export our products, and/or referral for criminal prosecution. The maximum civil monetary penalty for the violations is up to $250,000 or twice the value of the transaction, whichever is greater, per violation. The penalties may be imposed against us and/or our management. Any such fines or restrictions may be material to our financial results in the period in which they are imposed. Also, disclosure of our conduct and any fines or other action relating to this conduct could harm our reputation and have a material adverse effect on our business, operating results and financial condition. We cannot predict when OFAC will complete its review or decide upon the imposition of possible penalties.

We have taken actions designed to ensure that export classification information is distributed to the appropriate personnel in a timely manner and have adopted policies and procedures to promote our compliance with applicable export laws and regulations, including obtaining written distribution agreements with substantially all of our distributors that contain covenants requiring compliance with U.S. export control and economic sanctions law; notifying all of our distributors of their obligations and obtaining updated distribution agreements from distributors that account for over 99% of our distributor revenue in fiscal 2012. However we cannot be sure such actions will be effective. Additionally, our failure to amend all our distribution agreements and to implement more robust compliance controls immediately after the discovery of Iran-related sales activity in early 2010 may be aggravating factors that could impact the imposition of penalties imposed on us or our management. Further, should our efforts to ensure our compliance with applicable export laws and regulations not be sufficient in preventing our distributors from distributing our products into a country subject to a U.S. embargo or otherwise violating applicable export laws and regulations in the future, we could be subject to government investigations or penalties in the future. Any such penalties, if they occur, may be more severe in light of our prior violations discussed above. Based on the facts known to us to date, we recorded an expense of $1.6 million for this export compliance matter in fiscal 2010, which represents management’s estimated exposure for fines in accordance with applicable accounting literature. This amount was calculated from information discovered through our internal review and we deem this loss to be probable and reasonably estimable. However, we believe that it is reasonably possible that the loss may be higher, but we cannot reasonably estimate the range of any further potential losses. Should additional facts be discovered in the future and/or should actual fines or other penalties substantially differ from our estimates, our business, financial condition, cash flows and results of operations would be materially negatively impacted.

We may also be subject to export control and economic sanctions laws of jurisdictions outside of the United States and a substantial majority of our sales are into countries outside of the United States. If we fail to comply with those foreign export control and economic sanctions laws, we may be unable to sell our products and our business would be materially and adversely affected and our revenues would decline.

In addition to U.S. export regulations, various other countries regulate the import of certain encryption technology and products, and these laws could limit our ability to distribute our products or our customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in other countries, prevent our customers with international operations from deploying our products or, in some cases, prevent the transfer of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could negatively impact our ability to sell our products to existing customers or the ability of our current and potential distributors, network operators and service providers outside the United States.

We rely on a limited number of contract manufacturers to produce and test all of our products, and failure to successfully manage our relationships with these parties could adversely affect our ability to market and sell our products.

We retain contract manufacturers, which are primarily located in China, to manufacture and quality control our products. We currently do not have long-term supply contracts with any of these contract manufacturers. Any significant change in our relationship with these manufacturers could have a material adverse effect on our business, operating results and financial condition. We make substantially all of our purchases from our contract manufacturers on a purchase order basis. Our contract manufacturers are not otherwise required to manufacture our products for any specific period or in any specific quantity. We expect that it would take approximately three to six months to transition manufacturing and quality assurance services to new providers. Relying on contract manufacturers for manufacturing and quality assurance also presents significant risks to us, including the inability of our contract manufacturers to:

•	assure the quality of our products;

•	manage capacity during periods of volatile demand;

•	qualify appropriate component suppliers;

•	ensure adequate supplies of materials;

•	protect our intellectual property rights;

•	deliver finished products at agreed upon prices and schedules; and

•	safeguard consigned materials.

The ability and willingness of our contract manufacturers to perform is largely outside our control. For example, during mid-2009, the technology market was rebounding from the sharp economic contraction that was experienced in 2008. Many suppliers and contract manufacturers were unprepared for the speed of the rebound. This led to significant component shortages and capacity constraints at contract manufacturers. During this time, our contract manufacturers claimed difficulty in procuring components and extended our order lead times significantly, which forced us to extend the lead time for our distributors.

From time to time, we may change contract manufacturers, which may disrupt our ability to obtain our products in a timely manner. We believe that our orders may not represent a material portion of our contract manufacturers’ total orders and, as a result, fulfilling our orders may not be a priority in the event our contract manufacturers are constrained in their abilities or resources to fulfill all of their customer obligations in a timely manner. If any of our contract manufacturers suffers an interruption in its business, experiences delays, disruptions or quality control problems in its manufacturing operations or we have to change or add additional contract manufacturers, our ability to ship products to our customers would be delayed and our revenues could become volatile and our cost of revenues may increase.

We recently retained the services of a third party logistics and warehousing provider in China. The failure or inability of this service provider to safeguard and to accurately segregate, record and report our inventory could disrupt our business and harm our reputation and operating results.

Beginning in the quarter ended December 31, 2012, we began using a third party logistics and warehousing provider in China to fulfill the majority of our worldwide sales. Prior to that, our shipments were mainly fulfilled by our contract manufacturers. Depending on the terms of our arrangements with the contract manufacturers, legal title to this inventory may belong to them or to us. We rely on this third party logistics and warehousing provider to accurately segregate and record our inventory for us and to report to us the receipt and shipments of our products. We also rely on our third party logistics and warehousing provider to efficiently manage and track the delivery of products from the warehouse. Further, we rely on our third party logistics provider to safeguard our inventory, which accounts for a vast majority of our inventory balance. If this service provider fails to safeguard and to accurately segregate and record our inventory or manage and track the delivery of products, it could have a material adverse effect on our business, operating results and financial condition.

We have recently increased our levels of inventory of finished products and are exposed to the risk of carrying excess or obsolete products.

With the use of our third party logistics and warehousing provider, we have increased our levels of inventory of finished products and are exposed to the risk of carrying excess or obsolete products. We are also faced with the same risk with respect to the Qualcomm Atheros chipsets and other components necessary to ensure a continuous supply of finished products. If demand for competing or newer versions of our products accelerates more rapidly than we expect, we could be required to write-off excess products for which demand has eroded which could have a material adverse effect on our business, operating results and financial condition.

Our third party logistics and warehousing provider in China may fail to deliver products to our customers in an accurate and timely manner, which could harm our reputation and operating results.

We rely on our third party logistics and warehousing provider to accurately deliver on a timely basis our products to our customers. However, due to factors out of our control, the third party logistics provider could fail to deliver the correct product or to deliver products in a timely manner. Any delay in delivery of our products or inaccurate delivery of our products to our customers could create dissatisfaction among our customers and harm our reputation. Such failure to deliver products to our customers in an accurate and timely manner could also have a material adverse effect on our business, operating results and financial condition.

We and our contract manufacturers purchase some components, subassemblies and products from a limited number of suppliers. The loss of any of these suppliers may substantially disrupt our ability to obtain orders and fulfill sales as we design in and qualify new components.

We rely on third party components and technology to build and operate our products, and we rely on our contract manufacturers to obtain the components, subassemblies and products necessary for the manufacture of our products. Shortages in components that we use in our products are possible, and our ability to predict the availability of such components is limited. If shortages occur in the future, as they have in the past, our business, operating results and financial condition would be materially adversely affected. Unpredictable price increases of such components due to market demand may occur. While components and supplies are generally available from a variety of sources, we and our contract manufacturers currently depend on a single or limited number of suppliers for several components for our products. If our suppliers of these components or technology were to enter into exclusive relationships with other providers of networking equipment or were to discontinue providing such components and technology to us and we were unable to replace them cost effectively, or at all, our ability to provide our products would be impaired. We and our contract manufacturers generally rely on purchase orders rather than long-term contracts with these suppliers. As a result, even if available, we and our contract manufacturers may not be able to secure sufficient components at reasonable prices or of acceptable quality to build our products in a timely manner. Therefore, we may be unable to meet customer demand for our products, which would have a material adverse effect on our business, operating results and financial condition.

Our reliance on third party components and technology means that we may not be able to introduce new products or continue to sell existing products without obtaining and maintaining technology licenses from third parties. For example, we currently rely upon a license from Qualcomm Atheros, whose chipsets are incorporated in a majority of our products. This process is critical to our ability to manufacture our products. Obtaining and maintaining these licenses may be costly and may delay the introduction of such features and functionality, and these licenses may not be available or renewable on commercially favorable terms, or at all, and even if entered into, may in some circumstances be terminated. The inability to offer advanced features or functionality, or a delay in our introduction of new products, may adversely affect demand for our products and consequently, materially adversely affect our business, operating results and financial condition.

We are dependent on Qualcomm Atheros, Inc. (“Qualcomm Atheros”) for chipsets for our products and do not have short-term alternatives if Qualcomm Atheros were to terminate its agreement with us, which could cause us to be unable to fulfill short-term demand and delay our ability to fulfill orders.

Substantially all of our products currently include chipsets from Qualcomm Atheros. Our license agreement with Qualcomm Atheros may be terminated for convenience at the end of the annual contract term which is September 1, 2013 upon 90 days prior written notice by either party. The termination of our license agreement with Qualcomm Atheros could have a material adverse effect on our business, operating results and financial condition. To the extent we are unable to secure an adequate supply of chipsets from Qualcomm Atheros, we would be required to redesign our products to incorporate components from alternative sources, a process which would cause significant delays and would adversely impact our revenues. In accordance with the current terms of the agreement, Qualcomm Atheros may choose to terminate the agreement without cause at the end of the annual contract term by giving us at least 90 days prior written notice before September 1, 2013. We do not stockpile sufficient chipsets to cover the time it would take to re-engineer our products to replace the Qualcomm Atheros chipsets. Furthermore, if we sought a suitable second source for Qualcomm Atheros chipsets in our products, there can be no assurances that we would be able to successfully second source our chipsets on acceptable terms, if at all. In any event, our use of chipsets from multiple sources may require us to significantly modify our product designs to accommodate these different chipsets.

We base our production on our forecasts of future sales. If these forecasts are materially inaccurate, we may overbuild product, which we may be unable to sell in a timely manner or at all, or we may underbuild product, which may impair our customer relationships.

Our distributors typically provide us with purchase orders for delivery within 60 days. We provide our contract manufacturers forecasts of up to approximately five months of demand for long lead time components. To the extent our forecasts are materially inaccurate because we do not receive anticipated purchase order volume, we may under or overbuild product. We may over or under forecast the distributors’ actual demand for our products or the mix of products and the components associated with the building of our products. We have experienced volatility in orders with limited advanced notice, and we expect such volatility to occur in the future. If we are unable to meet any increases in demand, our business, operating results and financial condition would be materially adversely affected and our reputation with our customers may be damaged. Conversely, if we over forecast demand, we may build excess inventory which could materially adversely affect our business, operating results and financial condition.

We have limited experience and personnel to manage our supply chain, our contract manufacturers and our third party logistics services provider, which may cause us to experience lower product margins, impair product quality and result in our inability to fulfill demand for our products and solutions.

We rely on our contract manufacturers to produce and test all of our products. We also rely on our contract manufacturers to obtain the components, subassemblies and products necessary for the manufacture of our products. We have limited experience and personnel to manage our relationships with our contract manufacturers and our supply chain. Inaccurately forecasting our demand for key components, including the Qualcomm Atheros chipsets, could materially adversely affect our ability to build our products in a timely manner and our margins could decline. Any failure by us to effectively and proactively manage these relationships and activities could result in material adverse effects on our business, operating results and financial condition. If we were required or choose to transition some of our supply chain activities from our contract manufacturers to within our organization, we would be required to hire more experienced personnel and develop more supply chain policies and procedures. This transition could be lengthy and could cause significant delays in the production, testing and shipment of our products, any of which may result in material adverse effects, including an increase in our costs and our ability to ship our products and solutions. We cannot assure you that we would ever be able to effectively complete any such transition.

We have significantly increased our transactional sales volumes in recent periods, and if we fail to effectively manage the challenges associated with this transaction volume growth, we may experience difficulty in properly fulfilling customer orders and may incur increased operational costs.

Over the past several years we have and continue to expand our product offerings, the number of customers we sell to and the number of contract manufacturers we utilize to produce our products. Failure to effectively manage the increased logistical complexities associated with this expansion would make it difficult to fulfill customer orders in a timely manner and could lead to customer dissatisfaction. Further, we may need to increase costs to add personnel, upgrade or replace our existing reporting systems as well as improve our business processes and controls. Failure to effectively manage any of these logistical challenges would adversely impact our business performance and operating results.

We rely on the Ubiquiti Community to generate awareness of, and demand for, our products. If participation in the Ubiquiti Community decreases materially, or if negative information, justified or otherwise, spreads quickly through the community, we would need to incur substantial additional expenses to generate awareness of, and demand for, our products.

We believe a significant portion of our growth to date has been driven by the diverse and actively engaged Ubiquiti Community and our business model is predicated on the assumption that the Ubiquiti Community will continue to be actively engaged. Given our lack of a direct sales force and limited marketing expenditures, the marketing model enabled by the Ubiquiti Community is central to the success of our business but is ultimately outside of our control. In light of the rapid spread of information within the Ubiquiti Community and the material influence such community has over product adoption by network operators and service providers, any negative information about us or our products, whether or not justified, could quickly and materially decrease demand for our products and be difficult for us to overcome. If the members of the Ubiquiti Community were to reject our products and solutions or adopt competitors’ products on a broad basis, our business, operating results and financial condition would be materially and adversely affected because we would need to incur substantial additional expenses to generate awareness of, and demand for, our products.

We rely on the Ubiquiti Community to provide network operators and service providers with support to install, operate and maintain our products. Any inaccurate information regarding our products that is spread by the Ubiquiti Community or lack of member participation with respect to particular products could lead to a poor user experience or dissatisfaction with our products.

As we offer limited technical support for our products, we rely on the Ubiquiti Community to provide assistance and, in many cases documentation, to network operators and service providers for the installation, operation and maintenance of our products. Because we do not generate or control the information provided through the Ubiquiti Community, inaccurate information regarding the installation, operation and maintenance of our products could be promulgated through forum postings by members of the Ubiquiti Community. Inaccurate information could lead to a poor customer experience or dissatisfaction with our products, which could negatively impact our reputation and disrupt our sales. Although we moderate and review forum postings to learn of reported problems and assess the accuracy of advice provided by the Ubiquiti Community, as our operations continue to grow, we may not have adequate time or resources to adequately monitor the quality of Ubiquiti Community information.

We rely on the Ubiquiti Community to provide our engineers with valuable feedback central to our research and development processes and if the members of the Ubiquiti Community were to stop providing feedback, our internal research and development costs could increase.

We rely on the Ubiquiti Community to provide rapid and substantive feedback on the functionality and effectiveness of our products. The insights, problems and suggestions raised by the Ubiquiti Community enable our engineers to quickly resolve issues with our existing products and improve functionality in subsequent product releases. For example, we developed airSync (part of the airMAX platform) in response to collocation interference issues that were described in forum postings by members of the Ubiquiti Community. If the members of the Ubiquiti Community were to become less engaged or otherwise stopped providing valuable, timely feedback, our internal research and development costs and our time to market would increase, which could cause us to incur additional expenses or make our products less attractive to network operators and service providers.

Our profitability may decline as we expand into new product areas.

We receive a substantial majority of our revenues from the sale of outdoor wireless networking equipment. We have limited experience in selling our products outside of our distribution model. As we expand into new product areas, such as enterprise WLAN, video surveillance equipment, wireless backhaul and machine-to-machine communications, we may not be able to compete effectively with existing market participants and may not be able to realize a positive return on the investment we have made in these products or services. Entering these markets may result in increased product development costs and our new products may have extended time to market relative to our current products. If our introduction of a new product is not successful or we are not able to achieve the revenues or margins we expect, our operating results may be harmed and we may not recover our product development and marketing expenditures. We may also be required to add a direct sales force and customer support personnel to market and support new or existing products, which would require us to accept substantially lower product margins or increase our operating expenses. Adding a direct sales force or customer support personnel could reduce our operating income and may not be successful.

If we experience material weaknesses in the future, as we have in the past, or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We are required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with the filing of our Annual Report on Form 10-K for fiscal 2013. This assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual and interim financial statements will not be prevented or detected on a timely basis.

We are in the process of compiling the computer system and process documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. We have in the past identified material weaknesses in our internal control over financial reporting, and although we have remediated the material weaknesses identified we cannot assure you that there will not be material weaknesses in our internal controls in the future. If we are unable to conclude that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline. In connection with our fiscal 2009 audit, our independent registered public accounting firm identified a material weakness in our internal control over financial reporting related to our ability to account for income taxes in accordance with GAAP. Subsequently, during fiscal 2010, we identified two other material weaknesses in our internal control over financial reporting. The first related to our ability to account for inventory and prepaid advances made to our contract manufacturers in accordance with GAAP. The second related to our ability to account for taxes and other amounts due on payments to our employees in foreign jurisdictions.

We have taken steps to address the material weaknesses as disclosed in the preceding paragraph, including hiring a chief financial officer, a corporate controller and other accounting personnel, forming an audit committee and implementing additional financial accounting controls and procedures. As a result of these actions, we believe that these material weaknesses have been remediated. However, we have not completed the necessary documentation and testing procedures under Section 404 of the Sarbanes-Oxley Act and cannot assure you that we will be able to implement and maintain an effective internal control over financial reporting in the future. Any failure to maintain such controls could severely inhibit our ability to accurately report our financial condition or results of operations.

Unfavorable tax law changes, an unfavorable government review of our tax returns, changes in our geographic earnings mix, or imposition of withholding taxes on repatriated earnings could adversely affect our effective tax rate and our operating results.

We conduct operations in multiple jurisdictions and therefore our effective tax rate is influenced by the amounts of income and expense attributed to each such jurisdiction. If such amounts were to change so as to increase the amounts of our net income subject to taxation in higher tax jurisdictions, or if we were to commence operations in jurisdictions assessing relatively higher tax rates, our effective tax rate could be adversely affected. Historically, we have earned a significant amount of our operating income from outside the United States in low tax rate jurisdictions. The continued availability of these rates is dependent on how we conduct our business operation across all tax jurisdictions. We are subject to periodic audits or other reviews by tax authorities in the jurisdictions in which we conduct our activities and there is a risk that tax authorities could challenge our assertion that we have conducted our business operations appropriately in order to benefit in these lower tax rate jurisdictions. In addition, there are possible tax proposals that are being considered by the U.S. Congress or the legislative bodies in foreign jurisdictions that could affect our tax rate, the carrying value of deferred tax assets or our other tax liabilities. We cannot predict the form or timing of potential legislative changes, but any newly enacted tax law could have a material adverse impact on our tax provision, net income and cash flows. In the event of an unfavorable outcome, this may result in additional tax liabilities or other adjustments to our historical results. In addition, we may determine that it is advisable from time to time to repatriate earnings from non-U.S. subsidiaries under circumstances that could give rise to imposition of potentially significant withholding taxes by the jurisdictions in which such amounts were earned and substantial tax liabilities in the United States. In addition, we may not receive the benefit of any offsetting tax credits, which also could adversely impact our effective tax rate. As of March 31, 2013, we held $170.2 million of our $181.7 million of cash and cash equivalents in accounts of our subsidiaries outside of the United States and we will incur significant tax liabilities if we were to repatriate those amounts.

Although we believe our tax estimates are reasonable, the ultimate tax outcome may materially differ from the tax amounts recorded in our consolidated financial statements and may materially affect our income tax provision, net income or cash flows in the period or periods for which such determination is made.

The final determination of our income tax liability may be materially different from our income tax provision.

The final determination of our income tax liability may be materially different from our income tax provision. We are subject to income taxes in both the United States and international jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions where the ultimate tax determination is uncertain. Additionally our calculations of income taxes are based on our interpretations of applicable tax laws in the jurisdictions in which we file. Although we believe our tax estimates are appropriate, there is no assurance that the final determination of our income tax liability will not be materially different than what is reflected in our income tax provisions and accruals.

We are also subject to the periodic examination of our income tax returns by the Internal Revenue Service in the United States and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. The outcomes from these examinations may have an adverse effect on our operating results and financial condition.

Should additional taxes be assessed as a result of new legislation, an audit or litigation; if our effective tax rate should change as a result of changes in federal, international or state and local tax laws; if we are found to not be in compliance with tax regulations; or if we were to change the locations where we operate, there could be a material effect on our income tax provision and results of operations in the period or periods in which that determination is made, and potentially to future periods as well.

Furthermore, our provision for income tax could increase as we expand our international operations, adopt new products, implement changes to our operating structure or undertake intercompany transactions in light of acquisitions, changing tax laws, expiring rulings, and our current and anticipated business and operational requirements.

Our operating expenses are increasing as we make expenditures to enhance and expand our operations in order to support additional growth in our business and public company reporting and compliance obligations.

Over the past several years, we have increased our expenditure on infrastructure to support our anticipated growth and as a result of our becoming a public company. We are continuing to make significant investments in information systems, hiring more administrative personnel, using more professional services and expanding our operations outside the United States. We intend to make additional investments in systems and personnel and continue to expand our operations to support anticipated growth in our business. In addition, we may determine the need in the future to build a direct sales force to market and sell our products or provide additional resources or cooperative funds to our distributors. Such changes to our existing sales model would likely result in higher selling, general and administrative expenses as a percentage of our revenues. We expect our increased investments to adversely affect operating income. As a result of these factors, we expect our operating expenses to increase.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively and develop and implement appropriate control systems, our business and financial performance may suffer.

We have substantially expanded our overall business, number of distributors and contract manufacturers, headcount and operations in recent periods. We have made investments in our information systems and significantly expanded our operations outside the United States, including an expansion of our research and development activities in Lithuania and Taiwan. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. Our business model reflects our decision to operate with minimal infrastructure and low support and administrative headcount, so risks related to managing our growth are particularly salient and we may not have sufficient internal resources to adapt or respond to unexpected challenges. As a result of our focus on managing our rapid growth, we may have not allocated sufficient resources to complying with applicable regulatory and other requirements, such as spectrum operating regulations, export and embargoed countries regulations and the Foreign Corrupt Practices Act, and our development of infrastructure designed to identify and monitor our compliance with these regulatory and other compliance obligations is at an early stage. For example, in February 2011 we hired our first employee charged with complying with spectrum use requirements and we hired a chief counsel in May 2011 and a general counsel in March 2012. Although we have put certain policies and procedures in place following the hiring of a chief financial officer in May 2010, certain of these policies have recently been adopted and our procedures have recently changed and we have limited staff responsible for their implementation and enforcement. For example, we have put in place procedures to verify foreign buyers against U.S. disqualified persons lists and to identify the need for export licenses based on proposed bills of material for new products. Furthermore, our employees who have the most contact with our distributors or who are involved with order entry have recently attended training regarding export controls sponsored by the BIS. If we are unable to manage our growth successfully, or if our control systems do not operate effectively, our business and operating results will suffer.

A large percentage of our research and development operations are conducted in Illinois, New York, Lithuania and Taiwan and our ability to introduce new products and support our existing products cost effectively depends on our ability to manage these disparate development sites successfully.

Our success depends on our ability to enhance current products and develop new products rapidly and cost effectively. We currently have a number of our research and development personnel in Illinois, New York, Lithuania and Taiwan. In addition to our corporate headquarters in California, we must successfully allocate product development activities across the various development centers and manage them in such a manner as to meet our time to market windows while maintaining product consistency and quality. We could incur unexpected costs or delays in product development at these remote facilities that could impair our ability to meet market windows or cause us to forego certain new product opportunities.

We rely on third parties for financial and operational services essential to our ability to manage our business. A failure or disruption in these services would materially and adversely affect our ability to manage our business effectively.

We currently use NetSuite to conduct our order management and financial processes. The availability of this service is essential to the management of our business. As we expand our operations, we expect to utilize additional systems and service providers that may also be essential to managing our business. Although the systems and services that we require are typically available from a number of providers, it is time consuming and costly to qualify and implement these relationships. Therefore, our ability to manage our business would suffer if one or more of our providers suffer an interruption in their business, or experience delays, disruptions or quality control problems in their operations, or we have to change or add additional systems and services. We may not be able to control the quality of the systems and services we receive from third party service providers, which could impair our ability to implement appropriate internal controls over financial reporting and may impact our business, operating results and financial condition.

Increased debt levels could adversely affect our ability to raise additional capital to fund our operations or limit our ability to react to changes in the economy or our industry.

As of June 30, 2012 we had $29.6 million of debt related to a term loan with East West Bank. Additionally, in August 2012 we increased the term loan facility to $50.0 million and entered into a revolving line of credit for up to another $50.0 million from East West Bank and U.S. Bank under a new loan agreement which replaced our prior loan agreement with East West Bank. As of March 31, 2013, our balance outstanding under these facilities was $77.4 million.

Our increased debt level could have important consequences, including:

•	increasing our vulnerability to general economic and industry conditions;

•

requiring a substantial portion of cash flows from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flows to fund our operations, capital expenditures and future business opportunities;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

We also may be able to incur substantial additional indebtedness in the future. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.

A significant amount of our cash and cash equivalents are held in accounts of our subsidiaries outside the United States. If we are required to bring cash into the United States to meet our future funding obligations, we would have to pay the attendant high tax rates or seek other available funds.

We have significant operations outside the United States. As of March 31, 2013, we held $170.2 million of our $181.7 million of cash and cash equivalents in accounts of our subsidiaries outside of the United States. Although we believe that the combination of our existing United States cash balances and future United States operating cash flows are sufficient to meet our ongoing United States operating expenses and debt repayment obligations, our expenses in the United States could increase faster than expected. If these sources of cash were insufficient to meet our future funding obligations in the United States, we could be required to bring cash into the United States and pay the attendant high tax rates or seek other available funding sources which could negatively impact our operating results, financial condition or stock price.

We are subject to risks related to our common stock repurchase program.

In August 2012, we announced that our Board of Directors authorized us to repurchase up to $100.0 million of our common stock. The share repurchase program commenced Monday, August 13, 2012. The share repurchase program will be funded from existing cash on hand and from the proceeds from a loan agreement with East West Bank and U.S. Bank. By repurchasing our common stock we will reduce liquidity of our common stock in the open market and could experience increased volatility in our stock price. Additionally, in order to repurchase our common stock we have further increased our indebtedness to financial institutions, therefore substantially increasing our leverage and interest costs.

Failure to comply with the United States Foreign Corrupt Practices Act (“FCPA”), and similar laws associated with our activities outside the United States could subject us to penalties and other adverse consequences.

As a substantial majority of our revenues is and will be from jurisdictions outside of the United States, we face significant risks if we fail to comply with the FCPA and other laws that prohibit improper payments or offers of payment to foreign governments and their officials and political parties by us and other business entities for the purpose of obtaining or retaining business, such as the UK Bribery Act. In many foreign countries, particularly in countries with developing economies, which represent our principal markets, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other laws and regulations. Although we have implemented a company policy requiring our employees and consultants to comply with the FCPA and similar laws, we have a limited number of employees engaged in sales so we have not conducted formal FCPA compliance training. We have not engaged in training of our distributors and resellers and are in the process of amending our distributor agreements to provide clear requirements for our distributors’ and resellers’ compliance with U.S. laws, including the FCPA, therefore there can be no assurance that all of our employees, and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies, for which we may be ultimately held responsible. Any violation of FCPA and related policies could result in severe criminal or civil sanctions and suspension or debarment from U.S. government contracting, which could have a material and adverse effect on our reputation, business, operating results and financial condition.

Our products rely on the availability of unlicensed RF spectrum and if such spectrum were to become unavailable through overuse or licensing, the performance of our products could suffer and our revenues from their sales could decrease.

Our products operate in unlicensed RF spectrum, which is used by a wide range of consumer devices such as cordless phones, baby monitors, and microwave ovens, and is becoming increasingly crowded. If such spectrum usage continues to increase through the proliferation of consumer electronics and products competitive with ours, the resultant higher levels of clutter and interference in the bands of operation our products use could decrease the effectiveness of our products, which could adversely affect our ability to sell our products and our business could be further harmed if currently unlicensed RF spectrum becomes licensed in the United States or elsewhere. Network operators and service providers that use our products may be unable to obtain licenses for RF spectrum at reasonable prices or at all. Even if the unlicensed spectrum remains unlicensed, existing and new government regulations may require we make changes in our products. For example, to provide products for network operators and service providers who utilize unlicensed RF spectrum, we may be required to limit their ability to use our products in licensed RF spectrum. The operation of our products by network operators or service providers in the United States or elsewhere in a manner not in compliance with local law could result in fines, operational disruption, or harm to our reputation.

The complexity of our products could result in unforeseen delays or expenses caused by undetected defects or bugs, which could reduce the market acceptance of our new products, damage our reputation with current or prospective customers and adversely affect our operating costs.

Our products may contain defects and bugs when they are first introduced or as new versions are released. We have focused, and intend to focus in the future, on getting our new products to market quickly. Due to our rapid product introductions, defects and bugs that may be contained in our products may not yet have manifested. We have in the past experienced, and may in the future experience, defects and bugs. For example we announced a recall of our Titanium Rocket products in the quarter ended March 31, 2013. If any of our products contains material defects or bugs, or has reliability, quality or compatibility problems, we may not be able to successfully correct these problems. Consequently, our reputation may be damaged and network operators or service providers may be reluctant to buy our products, which could materially and adversely affect our ability to retain existing network operators or service providers and attract new network operators or service providers. In addition, these defects or bugs could interrupt or delay sales to our distributors. If any of these problems is not found until after we have commenced commercial production and distribution of a new product, we may be required to incur additional development costs and product recall, repair or replacement costs. These problems may also result in claims against us by our network operators, service providers or others. As a result, our operating costs could be adversely affected.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information.

We have devoted substantial resources to the development of our proprietary technology and trade secrets. In order to protect our proprietary technology and trade secrets, we rely in part on confidentiality agreements with our employees, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of our trade secrets and may not provide an adequate remedy in the event of unauthorized disclosure of our trade secrets. In addition, others may independently discover or obtain trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Costly and time consuming litigation could be necessary to determine and enforce the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Although we primarily rely on confidentiality agreements to protect our trade secrets, we have failed to obtain such agreements from certain of our employees and third parties due to administrative oversights, including those who participated in the development of certain of our products. Our employment policies require these former employees to continue to protect our trade secrets and to assign to us any intellectual property related to their activities on our behalf. However, we may have difficulty enforcing these rights, which could reduce our competitive differentiation and result in lost sales and customer confusion.

We use open source software in our products that may subject our firmware to general release or require us to re-engineer our products and the firmware contained therein, which may cause harm to our business.

We use open source software in our products, including in connection with our proprietary software, and may use more open source software in the future. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If we combine our proprietary firmware or other software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release our proprietary source code publicly or license such source code on unfavorable terms or at no cost. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. Open source license terms relating to the disclosure of source code in modifications or derivative works to the open source software are often ambiguous and few if any courts in jurisdictions applicable to us have interpreted such terms. As a result, many of the risks associated with usage of open source software cannot be eliminated, and could, if not properly addressed, negatively affect our business. We currently disclose or plan to disclose the source code for certain of our proprietary software in an effort to comply with the terms of the licenses applicable to the open source software that we use, and we believe that such disclosure represents the entirety of our source code disclosure obligations under these licenses. However, if we were found to have inappropriately used open source software, we may be required to release our proprietary source code, re-engineer our firmware or other software, discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely increase our expenses and delay our ability to release our products for sale.

Our business is susceptible to risks associated with operations outside of the United States.

As of March 31, 2013 we had international operations in Hong Kong, Southern China, Lithuania and Taiwan. We also sell to distributors outside the United States and for the three months ended March 31, 2013 and 2012, our revenues from sales outside the United States were 76% and 84%, respectively. Our operations outside the United States subject us to risks that we have not generally faced in the United States. These include:

•	the burdens of complying with a wide variety of U.S. laws applicable to export controls, foreign operations, foreign laws and different legal standards;

•	fluctuations in currency exchange rates;

•	unexpected changes in foreign regulatory requirements;

•	counterfeiting of our products or infringement on our intellectual property rights by third parties;

•	difficulties in managing the staffing of remote operations;

•	potentially adverse tax consequences, including the complexities of foreign value added tax systems, restrictions on the repatriation of earnings and changes in tax rates;

•	dependence on distributors in various countries with different pricing policies, inventory management and forecasting practices;

•	reduced or varied protection for intellectual property rights in some countries;

•	demand for reliable wireless broadband networks in those countries;

•	requirements that we comply with local telecommunication regulations in those countries;

•	increased financial accounting and reporting burdens and complexity;

•	political, social and economic instability in some jurisdictions; and

•	terrorist attacks and security concerns in general.

If any of these risks were to come to fruition, it could negatively affect our business outside the United States and, consequently, our operating results. Additionally, operating in markets outside the United States requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required to establish, acquire or integrate operations in other countries will produce desired levels of revenues or profitability.

Our contract manufacturers, shipping points and certain administrative and research and development operations are located in areas likely to be subject to natural disasters or other events that could stop us from having our products made or shipped or could result in a substantial delay in our production or development activities.

Our manufacturing capacity may be reduced or eliminated at one or more facilities because our manufacturing, assembly, testing and shipping contractors are all located in southern China, the majority of our products are shipped from China and we have research and development offices in Taiwan, Lithuania, New York, Illinois and California. Our principal executive offices are also located in California. The risk of earthquakes, typhoons and other natural disasters in these geographic areas is significant due to the proximity of major earthquake fault lines. Southern China and Taiwan are also subject to typhoons and other Pacific storms. Earthquakes, fire, flooding or other natural disasters in California, southern China or Taiwan, or political unrest, war, labor strikes, work stoppages or public health crises, in countries where our or our contractors’ facilities are located could result in the disruption of our development, manufacturing, assembly, testing or shipping capacity. Any disruption resulting from these events could cause significant delays in product development or shipments of our products until we are able to shift our development, manufacturing, assembly or testing from the affected contractor to another third party vendor or our research and development activities to another location. We cannot assure you that alternative capacity could be obtained on favorable terms, if at all.

New safety regulations or changes in existing safety regulations related to our products may result in unanticipated costs or liabilities, which could have a material adverse effect on our business, operating results, financial condition and future sales, and could place additional burdens on the operations of our business.

Radio emissions are subject to regulation in the United States and the other countries in which we do business. In the United States, various federal agencies including the Center for Devices and Radiological Health of the Food and Drug Administration, the Federal Communications Commission, the Occupational Safety and

Health Administration and various state agencies have promulgated regulations that concern the use of radio/electromagnetic emissions standards. Member countries of the EU have enacted similar standards concerning electrical safety and electromagnetic compatibility and emissions standards. If any of our products becomes subject to new regulations or if any of our products becomes specifically regulated by additional government entities, compliance with such regulations could become more burdensome, and we may be unable to ship our products or they may cost substantially more to produce, which would reduce our revenues and increase our cost of revenues.

Government regulations designed to protect consumer privacy may make it difficult for us to sell our products.

Our products may transmit and store personal information. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world. This government action is typically intended to protect the privacy and security of personal information that is collected, stored and transmitted in or from the governing jurisdiction. In addition, because various foreign jurisdictions have different laws and regulations concerning the storage and transmission of personal information, we may face unknown requirements that pose compliance challenges in new geographic markets that we seek to enter. Such variation could subject us to costs, delayed product launches, liabilities or negative publicity that could impair our ability to expand our operations into some countries and therefore limit our future growth.

As privacy and data protection have become more sensitive issues, we may also become exposed to potential liabilities as a result of differing views on the privacy of personal information. These and other privacy concerns could adversely impact our business, results of operations and financial condition. In addition, our attempts to protect the privacy of customer data may fail if our encryption is inadequate or fails to operate as expected.

We cannot predict our future capital needs and we may not be able to obtain additional financing to fund our operations.

We may need to raise additional funds in the future. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities or convertible debt, investors may experience significant dilution of their ownership interest, and the newly issued securities may have rights senior to those of the holders of our common stock. If we raise additional funds by obtaining loans from third parties, we will incur interest expense and may have to comply with covenants and secure that debt obligation with our assets. If additional financing is not available when required or on acceptable terms, we may have to scale back our operations or limit our production activities. As a result, we may not be able to expand our business, develop or enhance our products, take advantage of business opportunities or respond to competitive pressures, which could result in lower revenues and reduce the competitiveness of our products.

Our existing credit facilities preclude us from entering into additional credit agreements, other than in limited circumstances, and, as a result, we may be required to issue equity securities rather than obtain additional debt financing.

If we are unable to integrate future acquisitions successfully, our operating results and prospects could be harmed.

We have not made any acquisitions to date. In the future, we may make acquisitions to improve or expand our product offerings. Our future acquisition strategy will depend on our ability to identify, negotiate, complete and integrate acquisitions. Mergers and acquisitions are inherently risky and any mergers and acquisitions we complete may not be successful. Any mergers and acquisitions we may pursue would involve numerous risks, including the following:

•	difficulties in integrating and managing the operations, technologies and products of the companies we acquire, particularly in light of our lean organizational structure;

•	diversion of our management’s attention from normal daily operation of our business;

•	our inability to maintain the key business relationships and the brand equity of the businesses we acquire;

•	our inability to retain key personnel of the acquired company, particularly in light of the demands we place on individual contributors;

•	uncertainty of entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions;

•	our dependence on unfamiliar affiliates and partners of the companies we acquire;

•	insufficient revenues to offset our increased expenses associated with acquisitions;

•	our responsibility for the liabilities of the businesses we acquire, including those which we may not anticipate; and

•	our inability to maintain internal standards, controls, procedures and policies, particularly in light of our lean organizational structure.

We may be unable to secure the equity or debt funding necessary to finance future acquisitions on terms that are acceptable to us. Completing acquisitions could consume significant amounts of cash. If we finance acquisitions by issuing equity or convertible debt securities, our existing stockholders will likely experience dilution, and if we finance future acquisitions with debt funding, we will incur interest expense and may have to comply with covenants and secure that debt obligation with our assets.

Risks Related to this Offering and our Common Stock

If securities analysts publish inaccurate or unfavorable research about our business, publish negative evaluations of our stock, cease coverage of our company or make projections that exceed our actual results, the price of our stock and trading volume could decline.

The trading price for our common stock will be affected by any research or reports that industry or financial analysts publish about us or our business. If one or more of the analysts who cover us downgrade their evaluations of our stock or publishes inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the market for our stock, which in turn could cause our stock price and trading volume to decline.

Furthermore, such analysts publish their own projections regarding our actual results. These projections may vary widely from one another and may not accurately predict the results we actually achieve. Our stock price may decline if we fail to meet analysts’ projections.

The concentration of ownership of our capital stock with our officers, directors, large stockholders and their affiliates will limit your ability to influence corporate matters.

Our founder and chief executive officer, Robert J. Pera, will beneficially own approximately 64.44% of our common stock outstanding after completion of this offering. In addition, our executive officers (including Mr. Pera), directors, current 5% or greater stockholders and entities affiliated with them together will beneficially own approximately 81.68% of our common stock outstanding after this offering, assuming no exercise of the underwriters’ overallotment option. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. Also, these stockholders, acting together, will be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change of control would benefit our other stockholders.

Future sales of our common stock, especially the shares beneficially owned by our executive officers, directors, current 5% or greater stockholders and entities affiliated with them, could depress the market price of our common stock.

As of March 31, 2013, we had approximately 87,067,124 shares of our common stock outstanding. In addition, as of March 31, 2013, there were outstanding options to purchase 1,808,000 shares of our common stock, 2,668,567 of which were vested and exercisable. Substantially all of our outstanding common stock is eligible for sale, subject to Rule 144 volume limitations for holders affected by such limitations, as are common stock issuable under vested and exercisable options. In addition, following the closing of this offering and assuming no exercise of the underwriters’ over-allotment option, certain holders of shares of our common stock, including 9,125,543 shares primarily consisting of shares of our common stock issued upon the conversion of our convertible preferred stock and 56,102,770 shares of our common stock held by our chief executive officer, will be entitled to registration rights with respect to registration of the resale of such shares under the Securities Act pursuant to a registration agreement by and among us and certain of our stockholders. Sales of substantial amounts of our common stock, or the perception that these sales could occur, especially sales by our executive officers, directors, current 5% or greater stockholders and entities affiliated with them, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate and may cause trading volume in our common stock to be volatile.

In connection with this offering, we, the selling stockholders and all of our directors and executive officers have entered into lock-up agreements pursuant to which we and they have agreed not to sell any common stock for 90 days after the date of this prospectus without the written consent of Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, subject to certain exceptions. However, the representatives may release these securities from these restrictions at any time without notice. We cannot predict what effect, if any, market sales of securities held by our stockholders or the availability of these securities for future sale will have on the market price of our common stock.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our amended and restated certificate of incorporation and our bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

•	providing for a classified board of directors with staggered, three year terms;

•	authorizing the board to issue, without stockholder approval, preferred stock with rights senior to those of our common stock;

•	prohibiting stockholder action by written consent;

•	limiting the persons who may call special meetings of stockholders; and

•	requiring advance notification of stockholder nominations and proposals.

In addition, the provisions of Section 203 of the Delaware General Corporation Law govern us. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time without the consent of our board of directors.

These and other provisions in our amended and restated certificate of incorporation and our bylaws, that will become effective upon closing of the offering, and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay in the future for shares of our common stock and result in the market price of our common stock being lower than it would be without these provisions. See the section entitled “Description of Capital Stock.”

The payment of dividends will be at the discretion of our Board of Directors.

On December 14, 2012, we announced that our Board of Directors had authorized a special cash dividend of $0.18 per share for each share of common stock outstanding on December 24, 2012. The aggregate dividend payment of $15.7 million was paid on December 28, 2012 to stockholders of record on December 24, 2012.

From the initial date of issuance of our Series A preferred stock in March 2010, the holders of our Series A shares were entitled to receive cumulative dividends at an annual rate of 4% of the original purchase price per share, plus all accumulated and unpaid dividends. On January 10, 2011, we paid a onetime dividend of (i) $0.08 per Series A share issued on March 2, 2010 and (ii) $0.05 per share for each other share of our Series A preferred stock as consideration for all cumulative dividends from the initial date of issuance until January 10, 2011. All Series A shares converted into shares of common stock in connection with our initial public offering.

Any future determination to pay dividends on our common stock would be subject to the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition, liquidity requirements, restrictions that may be imposed by applicable law and our contracts, and other factors deemed relevant by our Board of Directors. We currently do not anticipate paying any cash dividends on our common stock in the foreseeable future. If we do not pay cash dividends, you would receive a return on your investment in our common stock only if the market price of our common stock increases before you sell your shares. Further, current and future credit facilities may restrict our ability to pay dividends.

Our stock price has been volatile, may continue to be volatile and may decline regardless of our financial performance resulting in substantial losses for investors purchasing shares in this offering.

The trading price and trading volume of our common stock has been, and in the future may continue to be highly volatile, and could decline substantially within a short period of time. For example, from our initial public offering through March 31, 2013, the price of our common stock ranged from $7.80 to $35.99 per share. As a result of low trading volume in our common stock, the purchase or sale of a relatively small number of shares could result in significant share price fluctuations and it may be difficult for investors to sell our common stock in the market without depressing the market price for the common stock or at all. Additionally, the market price of our common stock may be subject to wide fluctuations in response to, among other things, the factors described in this “Risk Factors” section or otherwise, and other factors beyond our control, such as fluctuations in the valuations of companies perceived by investors to be comparable to us. Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations, as well as general economic, systemic, political and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock. As a result, investors may not be able to resell their shares at or above the price they paid for such shares.

In the past, many companies that have experienced volatility in the market price of their stock have become subject to securities class action litigation. We have been the target of this type of litigation and may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business. See the risk factor entitled “We could be adversely affected by unfavorable results from shareholder class action litigation.”

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts, “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in “Risk Factors” and elsewhere in this prospectus. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

This prospectus also contains estimates and other information concerning our industry, including market size and growth rates, which are based on industry publications, surveys and forecasts, including those generated by Gartner and Cisco System, Inc. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. These industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in “Risk Factors.”

The Gartner Report described herein, or the “Gartner Report,” represent data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report are subject to change without notice.

USE OF PROCEEDS

The selling stockholders, who include our chief executive officer and growth equity funds affiliated with certain of our directors will receive all of the proceeds from this offering. We will not receive any proceeds from the sale of shares in this offering. For more information on our selling stockholders see “Principal and Selling Stockholders.” The principal purposes of this offering are to facilitate an orderly distribution of shares for the selling stockholders in the offering and increase our public float.

MARKET PRICE FOR COMMON STOCK

Our common stock began trading on The NASDAQ Global Select Market under the symbol “UBNT” on October 14, 2011. The price range per share of common stock presented below represents the highest and lowest closing prices for our common stock on the NASDAQ for each full quarterly period since our initial public offering.

	Highest	Lowest
Fiscal 2012
Second Quarter (from October 14, 2011)	$22.36	$17.50
Third Quarter	$32.75	$17.44
Fourth Quarter	$35.00	$11.83
Fiscal 2013
First Quarter	$15.01	$7.88
Second Quarter	$13.09	$10.15
Third Quarter	$15.74	$11.68
Fourth Quarter (through May 24, 2013)	$20.54	$13.03

The closing price of our common stock as of May 24, 2013 was $19.42 per share, and the number of stockholders of record of our common stock as of May 16, 2013 was 15. This number excludes stockholders whose stock is held in nominee or street name by brokers.

DIVIDEND POLICY

On December 14, 2012, we announced that our Board of Directors had authorized a special cash dividend of $0.18 per share for each share of common stock outstanding on December 24, 2012. The aggregate dividend payment of $15.7 million was paid on December 28, 2012 to stockholders of record on December 24, 2012.

From the initial date of issuance of our Series A preferred stock in March 2010, the holders of our Series A shares were entitled to receive cumulative dividends at an annual rate of 4% of the original purchase price per share, plus all accumulated and unpaid dividends. On January 10, 2011, we paid a onetime dividend of (i) $0.08 per Series A share issued on March 2, 2010 and (ii) $0.05 per share for each other share of our Series A preferred stock as consideration for all cumulative dividends from the initial date of issuance until January 10, 2011. All Series A shares converted into shares of common stock in connection with our initial public offering.

Any future determination to pay dividends on our common stock would be subject to the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition, liquidity requirements, restrictions that may be imposed by applicable law and our contracts, and other factors deemed relevant by our Board of Directors.

CAPITALIZATION

The following table presents our cash and cash equivalents and capitalization as of March 31, 2013. You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included in this prospectus.

(In thousands, except per share amounts) (Unaudited)
March 31, 2013
Cash and cash equivalents	181,689
Long term debt	72,358
Stockholders’ equity:
Preferred stock—$0.001 par value; 50,000,000 shares authorized; none issued	—
Common stock—$0.001 par value; 500,000,000 shares authorized: 87,067,124 and 92,049,978 outstanding at March 31, 2013 and June 30, 2012, respectively	87
Additional paid–in capital	131,429
Treasury stock—44,238,960 and 39,079,910 shares held in treasury at March 31, 2013 and June 30, 2012, respectively	(123,864)
Retained earnings	107,390

Total stockholders’ equity	115,042

Total capitalization	251,823

The shares of common stock to be outstanding after this offering are based on 87,067,124 shares of our common stock outstanding as of March 31, 2013 and exclude:

•	3,735,512 shares of common stock issuable upon the exercise of options outstanding under our stock plans as of March 31, 2013, with a weighted average exercise price of $3.01 per share;

•	704,435 shares of our common stock issuable upon vesting of restricted stock units outstanding under our stock plans as of March 31, 2013;

•	5,500 shares of our common stock issuable upon exercise of options we granted under our stock plans after March 31, 2013, with a weighted average exercise price of $15.06 per share;

•	46,500 shares of our common stock issuable upon vesting of restricted stock units, or RSUs, we granted under our stock plans after March 31, 2013; and

•	5,346,715 shares of our common stock reserved for future issuance under our 2010 Equity Incentive Plan as of March 31, 2013.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statement of operations data for fiscal 2010, 2011 and 2012 and consolidated balance sheet data as of June 30, 2011 and 2012 are derived from our audited consolidated financial statements included in this prospectus. The selected consolidated statement of operations data for fiscal 2008 and 2009 and the consolidated balance sheet data as of June 30, 2008, 2009 and 2010 are derived from our audited consolidated financial statements which are not included or incorporated by reference in this prospectus. The selected consolidated financial data for the nine months ended March 31, 2012 and March 31, 2013 and as of March 31, 2013 are derived from our unaudited consolidated financial statements included in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which consist only of normal recurring adjustments, that management considers necessary for the fair statement of the financial information set forth in those statements. Historical results are not necessarily indicative of future results, and results for the nine months ended March 31, 2013 are not necessarily indicative of results to be expected for the full year. The following selected consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes, and other financial information included in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included in this prospectus.

	Years Ended June 30,					Nine Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013

Consolidated Statements of Operations Data:
Revenues	$22,435	$63,121	$136,952	$197,874	$353,517	$258,649	$219,591
Cost of revenues(1)	10,942	37,181	82,404	117,062	202,514	148,687	128,621

Gross profit	11,493	25,940	54,548	80,812	151,003	109,962	90,970
Operating expenses:
Research and development(1)	2,706	5,166	31,704	11,374	16,699	11,671	15,440
Sales, general and administrative(1)(2)(3)	1,396	2,946	18,162	7,358	9,012	7,059	16,133

Total operating expenses	4,102	8,112	49,866	18,732	25,711	18,730	31,573

Income from operations	7,391	17,828	4,682	62,080	125,292	91,232	59,397
Interest income (expense) and other, net	123	118	581	79	(1,269)	(1,136)	(570)

Income before provision for income taxes	7,514	17,946	5,263	62,159	124,023	90,096	58,827
Provision for income taxes	2,817	8,057	10,719	12,432	21,434	15,992	7,178

Net income (loss)	$4,697	$9,889	$(5,456)	$49,727	$102,589	$74,104	$51,649
Preferred stock cumulative dividend and accretion of cost of preferred stock	—	—	(1,436)	(42,068)	(112,431)	(112,431)	—
Less allocation of net income participating preferred stockholders	—	—	—	(2,784)	—	—	—

Net income (loss) attributable to common stockholders—basic	$4,697	$9,889	$(6,892)	$4,875	$(9,842)	$(38,327)	$51,649
Undistributed earnings re-allocated to common stockholders	—	—	—	103	—	—	—

Net income (loss) attributable to common stockholders—diluted	$4,697	$9,889	$(6,892)	$4,978	$(9,842)	$(38,327)	$51,649

	Years Ended June 30,					Nine Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
Net income (loss) per share of common stock:
Basic	$0.07	$0.10	$(0.08)	$0.08	$(0.12)	$(0.48)	$0.58

Diluted	$0.05	$0.09	$(0.08)	$0.07	$(0.12)	$(0.48)	$0.57
Weighted average shares used in computing net income (loss) per share of common stock:
Basic	70,307	101,687	88,972	63,092	83,460	80,648	88,702

Diluted	101,675	105,585	88,972	66,907	83,460	80,648	90,656

Cash dividends declared per common share	$—	$—	$—	$—	$—	$—	$0.18

(1) Includes stock-based compensation as follows:
Cost of revenues	$1	$5	$124	$30	$117	$74	$309
Research and development	46	315	26,221	285	542	365	991
Sales, general, and administrative	53	185	9,814	637	834	593	949

Total stock-based compensation	$100	$505	$36,159	$952	$1,493	$1,032	$2,249

(2) Includes a charge for an export compliance matter as follows:	$—	$—	$1,625	$—	$—	$—	$—
(3) Includes gain from a trademark coexistence agreement as follows:	—	—	—	—	$(1,500)	—	—

	June 30,					March 31, 2013
	2008	2009	2010	2011	2012
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,936	$13,674	$28,415	$76,361	$122,060	$181,689
Working capital	10,021	20,723	55,003	90,301	155,462	186,942
Total assets	12,820	26,673	82,090	131,678	213,736	251,823
Redeemable convertible preferred stock	—	—	106,781	145,847	—	—
Common stock and additional paid-in capital	1,026	1,584	2,057	608	129,073	131,429
Treasury stock	—	—	(62,268)	(69,515)	(69,515)	(123,864)
Total stockholders’ equity (deficit)	6,968	18,115	(52,835)	(53,872)	130,951	115,042

	Years Ended June 30,			Nine Months Ended March 31,
	2010	2011	2012	2012	2013
	(In thousands, except percentages)
Non-GAAP Financial Measures:
Non-GAAP net income	$32,023	$50,298	$102,585	$74,723	$52,998
Non-GAAP diluted net income per share	$0.30	$0.49	$1.09	$0.80	$0.58

Our management uses non-GAAP net income and non-GAAP operating expenses as a percentage of total revenues to measure our performance. We exclude stock-based compensation and a charge for a regulatory export compliance issue from non-GAAP operating expenses and net income because we believe these measures provide a more accurate depiction of our actual operating results, particularly in light of the Summit transaction. Because these non-GAAP metrics exclude certain expenses such as stock-based compensation and a charge for a regulatory export compliance issue and the tax effect of these adjustments, these measures provide us with additional useful information to measure and understand our performance on a consistent basis, particularly with respect to changes in performance from period to period. We use non-GAAP metrics in the preparation of our budgets and to measure and monitor our performance and may from time to time amend our definition of our non-GAAP net income to exclude certain recurring and non-recurring costs, and the tax effect of these adjustments. We have chosen to provide this information to investors so they can analyze our operating results in the same way management does and use this information in their assessments of our results. Non-GAAP net income is not determined in accordance with GAAP and is not a substitute for or superior to financial measures determined in accordance with GAAP.

	Years Ended June 30,			Nine Months Ended March 31,
	2010	2011	2012	2012	2013
	(In thousands, unaudited)
Reconciliation of GAAP Net Income (Loss) to Non-GAAP Net Income:
GAAP net income (loss)	$(5,456)	$49,727	$102,589	$74,104	$51,649
Ordinary course stock-based compensation expense:
Cost of revenues	25	30	117	74	309
Research and development	27	285	542	365	991
Sales, general and administrative	229	637	834	593	949

Total ordinary course stock-based compensation expense	281	952	1,493	1,032	2,249
Stock-based compensation expense related to the Summit transaction:
Cost of revenues	99	—	—	—	—
Research and development	26,194	—	—	—	—
Sales, general and administrative	9,585	—	—	—	—

Total stock-based compensation expense related to the Summit transaction	35,878	—	—	—	—
Charge for a regulatory export compliance issue	1,625	—	—	—	—
Gain from a trademark coexistence agreement	—	—	(1,500)	—	—
Tax effect of non-GAAP adjustments	(305)	(381)	3	(413)	(900)

Non-GAAP net income	$32,023	$50,298	$102,585	$74,723	$52,998
Non-GAAP diluted income per share(1)	$0.30	$0.49	$1.09	$0.80	$0.58
Weighted-average shares used in non-GAAP diluted income per share(1)	105,109	102,942	93,762	93,667	90,656

(1)	Non-GAAP diluted net income per share is calculated using non-GAAP net income and weighted-average shares outstanding as if Series A preferred stock is treated as common stock for the periods presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

Ubiquiti Networks develops high performance networking technology for service providers and enterprises. Our technology platforms focus on delivering highly-advanced and easily deployable solutions that appeal to a global customer base in underserved and underpenetrated markets. Our differentiated business model has enabled us to break down traditional barriers such as high product and network deployment costs and offer solutions with disruptive price-performance characteristics. This differentiated business model, combined with our innovative proprietary technologies, has resulted in an attractive alternative to traditional high touch, high-cost providers, allowing us to advance the market adoption of our platforms for ubiquitous connectivity.

We offer a broad and expanding portfolio of networking products and solutions for service providers and enterprises. Our service provider product platforms provide carrier-class network infrastructure for fixed wireless broadband, wireless backhaul systems and routing. Our enterprise product platforms provide wireless LAN infrastructure, video surveillance products, and machine-to-machine communication components. We believe that our products are highly differentiated due to our proprietary software protocol innovation, firmware expertise, and hardware design capabilities. This differentiation allows our portfolio to meet the demanding performance requirements of video, voice and data applications at prices that are a fraction of those offered by our competitors.

As a core part of our strategy, we have developed a differentiated business model for marketing and selling high volumes of carrier and enterprise-class communications platforms. Our business model is driven by a large, growing and highly engaged community of service providers, distributors, value added resellers, systems integrators and corporate IT professionals, which we refer to as the Ubiquiti Community. The Ubiquiti Community is a critical element of our business strategy as it enables us to drive:

•

Rapid customer and community driven product development. We have an active, loyal community built from our customers that we believe is a sustainable competitive advantage. Our solutions benefit from the active engagement between the Ubiquiti Community and our development engineers throughout the product development cycle, which eliminates long and expensive multistep internal processes and results in rapid introduction and adoption of our products. This approach significantly reduces our development costs and time to market.

•

Scalable sales and marketing model. We do not currently have, nor do we plan to hire, a direct sales force, but instead utilize the Ubiquiti Community to drive market awareness and demand for our products and solutions. This community-propagated viral marketing enables us to reach underserved and underpenetrated markets far more efficiently and cost-effectively than is possible through traditional sales models. Leveraging the information transparency of the Internet allows customers to research, evaluate and validate our solutions with the Ubiquiti Community and via third party web sites. This allows us to operate a scalable sales and marketing model and effectively create awareness of our brand and products. Word of mouth referrals from the Ubiquiti Community generate high quality leads for our distributors at relatively little cost.

•

Self-sustaining product support. The engaged members of the Ubiquiti Community have enabled us to foster a large, cost efficient, highly-scalable and, we believe, self-sustaining mechanism for rapid product support and dissemination of information.

By reducing the cost of development, sales, marketing and support we are able to eliminate traditional business model inefficiencies and offer innovative solutions with disruptive price performance characteristics to our customers.

For the nine months ended March 31, 2013 and the years ended June 30, 2012, 2011 and 2010, our revenue was $219.6 million, $353.5 million, $197.9 million and $137.0 million, respectively. In the same periods, we generated a net income (loss) of $51.6 million, $102.6 million, $49.7 million and $(5.5) million, respectively. Our net loss in the fiscal year ended June 30, 2010 reflected a one-time compensation charge of $35.9 million related to a repurchase of our common stock and options in connection with the sale of our Series A preferred stock, which we refer to collectively as the Summit transaction, and a $1.6 million charge for a regulatory export compliance issue. In this prospectus, we refer to the fiscal years ended June 30, 2012, 2011 and 2010 as fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

Key Components of Our Results of Operations and Financial Condition

Revenues

Our revenues are derived principally from the sale of networking hardware and management tools. In addition, while we do not sell maintenance and support separately, because we have historically included it free of charge in many of our arrangements, we attribute a portion of our systems revenues to this implied post-contract customer support (“PCS”).

We classify our revenues into three product categories: systems, embedded radios and antennas/other.

•	Systems consists of three product categories:

•	Our proprietary airMAX platform products for network operators and service providers;

•	Our new platform products which include significant platforms introduced in late fiscal 2011 and during 2012 which includes the UniFi, airVision and airFiber, mFi and EdgeMAX platforms; and

•	Other 802.11 standard products including base stations, radios, backhaul equipment and Customer Premise Equipment (“CPE”).

•

Embedded radios consist of more than 25 radio products primarily for OEMs, including both point to point and point to multipoint radios in the 2.0 to 6.0GHz spectrum, that are offered with a variety of features.

•

Antennas/other consist of antenna products in the 2.0 to 6.0GHz spectrum, as well as miscellaneous products such as mounting brackets, cables and power over Ethernet adapters. These products include both high performance sector and directional antennas. This category also includes our allocation of revenues to PCS.

We sell substantially all of our products through a limited number of distributors and other channel partners, such as resellers and OEMs. Sales to distributors accounted for 98% and 99% of our revenues in the three months ended March 31, 2013 and 2012, respectively. Sales to distributors accounted for 97% and 98% of our revenues in the nine months ended March 31, 2013 and 2012, respectively. Other channel partners, such as resellers and OEMs, largely accounted for the balance of our revenues. We sell our products without any right of return.

Cost of Revenues

Our cost of revenues is comprised primarily of the costs of procuring finished goods from our contract manufacturers and chipsets that we consign to certain of our contract manufacturers. In addition, cost of revenues includes tooling, labor and other costs associated with engineering, testing and quality assurance, warranty costs, stock-based compensation, logistics related fees and excess and obsolete inventory.

We outsource our manufacturing and order fulfillment and utilize contract manufacturers located primarily in China and, to a lesser extent, Taiwan. We also evaluate and utilize other vendors for various portions of our supply chain from time to time. Our manufacturing organization consists of employees and consultants engaged in the management of our contract manufacturers, new product introduction activities, logistical support and engineering.

Gross Profit

Our gross profit has been, and may in the future be, influenced by several factors including changes in product mix, target end markets for our products, pricing due to competitive pressure, production costs, foreign exchange rates and global demand for electronic components. Although we procure and sell our products in U.S. dollars, our contract manufacturers incur many costs, including labor costs, in other currencies. To the extent that the exchange rates move unfavorably for our contract manufacturers, they may try to pass these additional costs on to us, which could have a material impact on our future average selling prices and unit costs.

Operating Expenses

We classify our operating expenses as research and development and sales, general and administrative expenses.

•

Research and development expenses consist primarily of salary and benefit expenses, including stock-based compensation, for employees and costs for contractors engaged in research, design and development activities, as well as costs for prototypes, facilities and travel. Over time, we expect our research and development costs to increase as we continue making significant investments in developing new products and developing new versions of our existing products.

•

Sales, general and administrative expenses include salary and benefit expenses, including stock-based compensation, for employees and costs for contractors engaged in sales, marketing and general and administrative activities, as well as the costs of outside legal expenses, trade shows, marketing programs, promotional materials, bad debt expense, professional services, facilities, general liability insurance and travel. As our product portfolio and targeted markets expand, we may need to employ different sales models, such as building a direct sales force. These sales models would likely increase our costs. Over time, we expect our sales, general and administrative expenses to increase in absolute dollars due to continued growth in headcount, expansion of our efforts to register and defend trademarks and patents and to supporting our business and operations as a public company.

Deferred Revenues and Costs

In the event that collectability of a receivable from products we have shipped is not probable, we classify those amounts as deferred revenues on our balance sheet until such time as we receive payment of the accounts receivable. We classify the cost of products associated with these deferred revenues as deferred costs of revenues. At March 31, 2013, $984,000 of revenue was deferred for transactions where we lacked evidence that collectability of the receivables recorded was reasonably probable. The related deferred cost of revenues balance was $541,000 as of March 31, 2013. At June 30, 2012, we did not have any revenue deferred for transactions where we lacked evidence that collectability of the receivables recorded was reasonably probable.

Also included in our deferred revenues is a portion related to PCS obligations that we estimate we will perform in the future. As of March 31, 2013 and June 30, 2012, we had deferred revenues of $857,000 and $805,000 respectively, related to these obligations.

Critical Accounting Policies

We prepare our condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. In other cases, management’s judgment is required in selecting among available alternative accounting standards that provide for different accounting treatment for similar transactions. The preparation of condensed consolidated financial statements also requires us to make estimates and assumptions that affect the amounts we report as assets, liabilities, revenues, costs and expenses and affect the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. In many instances, we could reasonably use different accounting estimates, and in some instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, our actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. Our critical accounting policies are discussed in our Annual Report on Form 10-K for the fiscal year ended June 30, 2012, as filed on September 28, 2012 with the SEC and incorporated by reference herein, or the Annual Report, and there have been no material changes.

Results of Operations

Comparison of Nine Months Ended March 31, 2012 to Nine Months Ended March 31, 2013

The following table presents our historical operating results in dollars and as a percentage of revenues for the periods presented:

	Nine Months Ended March 31,
	2012		2013
	(In thousands, except percentages)
Revenues	$258,649	100%	$219,591	100%
Cost of revenues(1)	148,687	57%	128,621	59%

Gross profit	109,962	43%	90,970	41%
Operating expenses:
Research and development(1)	11,671	5%	15,440	7%
Sales, general and administrative(1)	7,059	3%	16,133	7%

Total operating expenses	18,730	8%	31,573	14%

Income from operations	91,232	35%	59,397	27%
Interest income (expense) and other, net	(1,136)	*%	(570)	*

Income (loss) before provision for income taxes	90,096	35%	58,827	27%
Provision for income taxes	15,992	6%	7,178	3%

Net income (loss)	$74,104	29%	$51,649	24%
* Less than 1%
(1) Includes stock-based compensation as follows:
Cost of revenues	$74		$309
Research and development	365		991
Sales, general and administrative	593		949

Total stock-based compensation	$1,032		$2,249

Revenues

Revenues decreased $39.1 million, or 15%, from $258.6 million in the nine months ended March 31, 2012 to $219.6 million in the nine months ended March 31, 2013. We believe the overall decrease in revenues during the three and nine months ended March 31, 2013 was primarily driven by lost sales due to the proliferation of counterfeit versions of our products, which also created customer uncertainty regarding the authenticity of their potential purchases. We believe these factors contributed to a buildup in channel inventory with our distributors, further impacting our revenues. This has had the most significant impact on our airMAX platform which decreased $6.4 million and $28.4 million, respectively, in the three and nine months ended March 31, 2013 compared to the same periods in the prior year.

In the nine months ended March 31, 2013, revenues from Customer A represented 13% of our revenues. In the nine months ended March 31, 2012, revenues from Customer A and Customer C represented 19% and 10% of our revenues, respectively.

Revenues by Product Type

	Nine Months Ended March 31,
	2012		2013
	(In thousands, except percentages)
AirMax	$164,752	64%	$136,343	62%
New Platforms	16,874	6%	39,358	18%
Other systems	41,327	16%	12,727	6

Systems	222,953	86%	188,428	86%
Embedded radio	8,024	3%	4,954	2%
Antennas/other	27,672	11%	26,209	12%

Total revenues	$258,649	100%	$219,591	100%

Systems revenues decreased $34.5 million, or 15%, from $223.0 million in the nine months ended March 31, 2012 to $188.4 million in the nine months ended March 31, 2013. As noted above, we believe the decrease in systems revenues was primarily driven by lost sales due to the proliferation of counterfeit versions of our products, in particular our airMAX product line. The decrease in our airMAX product line was partially offset by increased sales in our new platforms category, which includes platforms introduced since late fiscal 2011. Our new platforms contributed $39.4 million and $16.9 million of revenue during the nine months ended March 31, 2013 and 2012, respectively. Our other systems revenue decreased $28.6 million during the nine months ended March 31, 2013 as compared to the nine months ended March 31, 2012 due primarily to our December 2011 quarter including a large order to a single direct customer and further adoption of our airMax solutions in 2013. We anticipate that our other systems products will decline in future periods as sales of these products are outpaced by airMax and new platform products.

Embedded radio revenues decreased $3.1 million, or 38%, from $8.0 million in the nine months ended March 31, 2012 to $5.0 million in the nine months ended March 31, 2013. We anticipate that embedded radio products will decline as a percentage of revenues in future periods as sales of these legacy products are outpaced by sales of systems products.

Antennas/other revenues decreased $1.5 million, or 5% from $27.7 million in the nine months ended March 31, 2012 to $26.2 million in the nine months ended March 31, 2013. The decline in antennas/other revenues during nine months ended March 31, 2013 was primarily due to the decreased sales of our systems platforms, which negatively impacted the demand for associated antennas. Other revenues also include revenues that are attributable to PCS. We anticipate that antenna/other revenues will decline as a percentage of total revenues due to more rapid growth of systems revenues.

Revenues by Geography

We generally forward products directly from our manufacturers to our customers via logistics distribution hubs in Asia. Beginning in the quarter ended December 31, 2012, our products were predominantly routed through a third party logistics provider in China and prior to the quarter ended December 31, 2012, our products were predominantly delivered to our customers through distribution hubs in Hong Kong. Our logistics provider, in turn, ships to other locations throughout the world. We have determined the geographical distribution of our product revenues based on our customers’ ship-to destinations. A majority of our sales are to distributors who in turn sell to resellers or directly to end customers. For the three months ended March 31, 2013, revenues in North America increased primarily due to the three months ended March 31, 2012 being impacted by our customers’ ordering patterns as we had introduced our U.S.-specific products. We believe the decline in revenues in the South America and Europe, Middle East and Africa regions in the three months ended March 31, 2013 and the decline in revenue in all regions during the nine months ended March 31, 2013 as compared to the same periods in the prior year was primarily driven by the proliferation of counterfeit versions of our products, which has also created customer uncertainty regarding the authenticity of their potential purchases. Revenues in the Asia Pacific region tend to be volatile given their low levels. The following are our revenues by geography for the three and nine months ended March 31, 2013 and 2012 (in thousands, except percentages):

	Nine Months Ended March 31,
	2012		2013
	(In thousands, except percentages)
North America(1)	$63,028	24%	$53,519	24%
South America	71,751	28%	45,820	21%
Europe, the Middle East and Africa	91,537	35%	90,690	41%
Asia Pacific	32,333	13%	29,562	14%

Total revenues	$258,649	100%	$219,591	100%

(1)	Revenue for the United States was $19.7 million and $14.9 million for the three months ended March 31, 2013 and 2012, respectively. Revenue for the United States was $50.5 million and $60.0 million for the nine months ended March 31, 2013 and 2012, respectively.

Cost of Revenues and Gross Profit

Cost of revenues decreased $20.1 million, or 13%, from $148.7 million in the nine months ended March 31, 2012 to $128.6 million in the nine months ended March 31, 2013. The decreases in cost of revenues in the nine months ended March 31, 2013 was primarily due to decreased revenues and to a lesser extent, changes in product mix, partially offset by increased warranty costs of approximately $1.0 million incurred during the three months ended March 31, 2013 related to the recall of our Rocket Titanium products due to an identified manufacturing issue which was subsequently rectified.

Gross profit decreased from 43% in the nine months ended March 31, 2012 to 41% in the nine months ended March 31, 2013. The decrease in gross profit in the nine months ended March 31, 2013 reflects increases in variable operating costs and changes in product mix.

Operating Expenses

Research and Development

Research and development expenses increased $3.8 million, or 32%, from $11.7 million in the nine months ended March 31, 2012 to $15.4 million in the nine months ended March 31, 2013. As a percentage of revenues, research and development expenses increased from 5% in the nine months ended March 31, 2012 to 7% in the nine months ended March 31, 2013. The increase in research and development expenses in absolute dollars was due to increases in headcount as we broadened our research and development activities to new product areas. As a percentage of revenues, research and development expenses increased in both periods primarily due to our overall decrease in revenues. Over time, we expect our research and development costs to increase in absolute dollars as we continue making significant investments in developing new products and developing new versions of our existing products.

Sales, General and Administrative

Sales, general and administrative expenses increased $9.1 million, or 129%, from $7.1 million in the nine months ended March 31, 2012 to $16.1 million in the nine months ended March 31, 2013. As a percentage of revenues, sales, general and administrative expenses increased from 3% in the nine months ended March 31, 2012 to 7% in the nine months ended March 31, 2013. Sales, general and administrative expenses increased due largely to increased legal expenses associated with our anti-counterfeiting litigation, increased marketing and tradeshow activity and increases in our bad debt allowance. As a percentage of revenues sales, general and administrative expenses increased in both periods primarily due to our overall revenue decrease in revenues and increased legal expenses associated with our anti-counterfeiting litigation. Over time, we expect our sales, general and administrative expenses to increase in absolute dollars due to continued efforts to protect our intellectual property and growth in headcount to support our business and operations.

Interest Expense and Other, Net

Interest expense and other, net was $570,000 for the nine months ended March 31, 2013, representing a decrease of $566,000 from $1.1 million for the nine months ended March 31, 2012. The decrease in nine months ended March 31, 2013 as compared to the same period in the prior year was primarily due to additional interest expense on our convertible subordinated promissory notes issued as part of the repurchase of Series A convertible preferred stock from entities affiliated with Summit Partners, L.P. in July 2011. The convertible subordinated promissory notes were repaid in full in October 2011.

Provision for Income Taxes

Our provision for income taxes decreased $8.8 million, or 55%, from $16.0 million for the nine months ended March 31, 2012 to $7.2 million for the nine months ended March 31, 2013. Our effective tax rate decreased to 12% for the nine months ended March 31, 2013 as compared to 18% the nine months ended March 31, 2012. The decrease in the effective tax rates was primarily due to a larger percentage of our overall profitability occurring in foreign jurisdictions with lower income tax rates. On January 2, 2013, the American Taxpayer Relief Act of 2012 (“the Act”) was signed into law. One of the provisions of the Act provides a retroactive extension of the research and experimentation tax credit (“R&D credit”) through December 31, 2013, which had expired on December 31, 2011. We recognized a tax benefit of $539,000 during the third quarter of fiscal 2013 as a result of the retroactive extension of the R&D credit.

Comparison of Years Ended June 30, 2011 and 2012

The following table presents our historical operating results in dollars and as a percentage of revenues for the periods presented:

	Years Ended June 30,
	2011		2012
	(In thousands, except percentages)
Revenues	$197,874	100%	$353,517	100%
Cost of revenues(1)	117,062	59%	202,514	57%

Gross profit	80,812	41%	151,003	43%

Operating expenses:
Research and development(1)	11,374	6%	16,699	5%
Sales, general and administrative(1)(2)	7,358	4%	9,012	3%

Total operating expenses	18,732	10%	25,711	8%

Income from operations	62,080	31%	125,292	35%
Interest income (expense) and other, net	79	*	(1,269)	*

Income before provision for income taxes	62,159	31%	124,023	35%
Provision for income taxes	12,432	6%	21,434	6%

Net income (loss)	$49,727	25%	$102,589	29%
* Less than 1%
(1) Includes stock-based compensation as follows:
Cost of revenues	$30		$117
Research and development	285		542
Sales, general and administrative	637		834

Total stock-based compensation	$952		$1,493
(2) Includes a gain from a trademark coexistence agreement as follows:	$—		$(1,500)

Revenues

Revenues increased $155.6 million, or 79%, from $197.9 million in fiscal 2011 to $353.5 million in fiscal 2012. During fiscal 2012, the increase in revenues was due to higher unit volumes shipped, primarily attributable to the success of our systems products, most notably our airMAX platform. Although we cannot quantify the impact with any certainty, during fiscal 2012 we believe we experienced lost sales due to counterfeit goods. Although we have taken comprehensive legal actions to stop counterfeiters and minimize the impact of their activities, we believe that the amount of counterfeited goods, combined with the impact it has on our distributor’s inventory and the purchasing patterns of our customers, will negatively impact our revenues during fiscal 2013. Should we be unsuccessful in stopping the counterfeiting efforts or if new counterfeited products are introduced, our sales in the longer term will also be negatively impacted.

In fiscal 2012, revenues from Flytec and Streakwave represented 16% and 10%, respectively, of our revenues. In fiscal 2011, Flytec and Streakwave represented 20% and 15% of our revenues, respectively. No other distributor or customer represented more than 10% of our revenues in fiscal 2012 or fiscal 2011.

Revenues by Product Type

	Years Ended June 30,
	2011		2012
	(In thousands, except percentages)
AirMax	$113,001	57%	$223,743	63%
New platforms	2,513	1%	29,465	8%
Other systems	44,884	23%	52,086	15%

Systems	160,398	81%	305,294	86%
Embedded radio	14,762	7%	10,056	3%
Antennas/other	22,714	12%	38,167	11%

Total revenues	$197,874	100%	$353,517	100%

Systems revenues increased $144.9 million, or 90%, from $160.4 million fiscal 2011 to $305.3 million in fiscal 2012. The increase in systems revenues was primarily driven by rapid adoption of our airMAX platform, which we introduced in early fiscal 2010. Our new platforms category, which includes significant platforms introduced in late fiscal 2011 and during 2012, contributed $29.5 million and $2.5 million of revenue in fiscal 2012 and 2011, respectively. Our other systems revenue increased $7.2 million during fiscal 2012 as compared to fiscal 2011, primarily due to a specific customer network expansion during the quarter ending December 31, 2011.

Embedded radio revenues decreased by $4.7 million from fiscal 2011 to fiscal 2012.

Antennas/other revenues increased $15.5 million, or 68%, from $22.7 million in fiscal 2011 to $38.2 million in fiscal 2012. A primary driver of growth in antennas/other revenues was the broadening of our systems platforms, which drove demand for associated antennas. Antennas/other revenues also increased due to the growing sales of accessories purchased in connection with deployment of new systems, such as cables. Other revenues also include revenues that are attributable to PCS.

Revenues by Geography

In the quarter ended December 31, 2012, we began routing our products predominantly through a third party logistics provider in China. However, prior to such time, and for all of fiscal 2012 and fiscal 2011, our products were predominantly delivered to our customers through distribution hubs in Hong Kong. We have determined the geographical distribution of our product revenues based on ship-to destinations. A majority of our sales are to distributors who in turn sell to resellers or directly to end customers. As a result of these factors, we believe that sales to certain geographic locations might be higher or lower, as the ultimate destinations are difficult to ascertain. The increase in revenues in absolute dollars across all regions was primarily driven by the success of our systems products, most notably our airMAX product line.

The following are our revenues by geography for fiscal 2012 and fiscal 2011.

	Years Ended June 30,
	2011		2012
	(In thousands, except percentages)
North America	$61,920	31%	$88,309	25%
South America	50,824	26%	88,325	25%
Europe, the Middle East and Africa	68,297	35%	130,494	37%
Asia Pacific	16,833	8%	46,389	13%

Total revenues	$197,874	100%	$353,517	100%

Cost of Revenues and Gross Margin

Cost of revenues increased $85.5 million, or 73%, from $117.1 million in fiscal 2011 to $202.5 million in fiscal 2012. Gross margin increased from 41% in fiscal 2011 to 43% in fiscal 2012. The increase in gross margins reflected a high level of revenue growth across a non-inventory cost of sales base that only saw a slight increase, and an increased focus on managing supply chain costs.

Operating Expenses

Research and Development

Research and development expenses increased $5.3 million, or 47%, from $11.4 million in fiscal 2011 to $16.7 million in fiscal 2012. However, as a percentage of revenues, research and development expenses decreased from 6% in fiscal 2011 to 5% in fiscal 2012. The increase in research and development expenses in absolute dollars in was due to increases in headcount and related expenses as we broadened our research and development activities to new product areas. As a percentage of revenues research and development expenses decreased due to our overall revenue growth.

Sales, General and Administrative

Sales, general and administrative expenses increased $1.7 million, or 22%, from $7.4 million in fiscal 2011 to $9.0 million in fiscal 2012. As a percentage of revenues, sales, general and administrative expenses decreased from 4% in fiscal 2011 to 3% in fiscal 2012. Sales, general and administrative expenses increased slightly due to increased personnel costs and increased costs associated with our being and the preparation to be a public company. However, as a percentage of revenues sales, general and administrative expenses decreased slightly due to our overall revenue growth. Additionally, during fiscal 2012 we had a gain of $1.5 million related to a trademark coexistence agreement which the Company included as a reduction to its general and administrative expenses.

Interest Income (Expense) and Other, Net

Interest income (expense) and other, net was ($1.3) million for fiscal 2012, representing a decrease of $1.3 million from interest income (expense) and other, net of $79,000 for fiscal 2011. The decrease was primarily due to interest expense accrued on our convertible subordinated promissory notes issued as part of the repurchase of Series A convertible preferred stock from entities affiliated with Summit Partners, L.P. in July 2011 and interest expense accrued on our term loan agreement with East West Bank which we entered into in September 2011.

Provision for Income Taxes

Our provision for income taxes increased $9.0 million, or 72%, from $12.4 million for fiscal 2011 to $21.4 million for fiscal 2012 related to increased levels of profitability. Our effective tax rate decreased to 17% for fiscal 2012 as compared to 20% for fiscal 2011 primarily due to increased sales in foreign tax jurisdictions with lower income tax rates.

Comparison of Years Ended June 30, 2010 and 2011

	Years Ended June 30,
	2010		2011
	(In thousands, except percentages)
Revenues	$136,952	100%	$197,874	100%
Cost of revenues(1)	82,404	60%	117,062	59%

Gross profit	54,548	40%	80,812	41%

Operating expenses:
Research and development(1)	31,704	23%	11,374	6%
Sales, general and administrative(1)(2)	18,162	13%	7,358	4%

Total operating expenses	49,866	36%	18,732	10%

Income from operations	4,682	4%	62,080	31%
Interest income and other, net	581	*	79	*

Income before provision for income taxes	5,263	4%	62,159	31%
Provision for income taxes	10,719	8%	12,432	6%

Net income	$(5,456)	(4)%	$49,727	25%
* Less than one percent.
(1) Includes stock-based compensation as follows:
Cost of revenues	$124		$30
Research and development	26,211		285
Sales, general and administrative	9,814		637

Total stock-based compensation	$36,159		$952
(2) Includes a charge for an export compliance matter as follows:	$1,625		$—

Revenues

Revenues increased $60.9 million, or 44%, from $137.0 million in fiscal 2010 to $197.9 million in fiscal 2011. During fiscal 2011, the increase in revenues was primarily attributable to the success of our systems products, most notably our airMAX product line. Increases in revenues from fiscal 2010 to fiscal 2011 were also attributable to higher unit volume.

In fiscal 2010, revenues from Flytec and Streakwave represented 17% and 13%, respectively, of our revenues. In fiscal 2011, Flytec and Streakwave represented 20% and 15% of our revenues, respectively. No other distributor or customer represented more than 10% of our revenues in fiscal 2010 or fiscal 2011.

Revenues by Product Type

	Years Ended June 30,
	2010		2011
	(In thousands, except percentages)
AirMax	$37,525	27%	$113,001	57%
New platforms	—	—	2,513	1%
Other systems	75,368	55%	44,884	23%

Systems	112,893	82%	160,398	81%
Embedded radio	14,047	10%	14,762	7%
Antennas/other	10,012	8%	22,714	12%

Total revenues	$136,952	100%	$197,874	100%

Systems revenues increased $47.5 million, or 42%, from $112.9 million in fiscal 2010 to $160.4 million in fiscal 2011. The increase in systems revenues was driven by rapid adoption of our airMAX product line, which we introduced in early fiscal 2010, partially offset by a decline in our other systems revenues. Our new platforms category, which includes significant platforms introduced in late fiscal 2011, contributed $2.5 million of revenue in fiscal 2011.

Antennas/other revenues increased $12.7 million, or 127%, from $10.0 million in fiscal 2010 to $22.7 million in fiscal 2011. A primary driver of growth in antennas/other revenues was the broadening of our systems product lines, which drove demand for associated antennas. Antennas/other revenues also increased due to the growing sales of accessories purchased in connection with deployment of new systems, such as cables. Other revenues also include revenues that are attributable to PCS.

Revenues by Geography

The increase in revenues in absolute dollars across all regions was primarily driven by the success of our systems products, most notably our airMAX product line. The following are our revenues by geography for fiscal 2011 and fiscal 2010.

	Years Ended June 30,
	2010		2011
	(In thousands, except percentages)
North America	$56,995	42%	$61,920	31%
South America	13,520	10%	50,824	26%
Europe, the Middle East and Africa	55,089	40%	68,297	35%
Asia Pacific	11,348	8%	16,833	8%

Total revenues	$136,952	100%	$197,874	100%

Cost of Revenues and Gross Margin

Cost of revenues increased $34.7 million, or 42%, from $82.4 million in fiscal 2010 to $117.1 million in fiscal 2011, primarily due to growth in revenues and changes in product mix from embedded radios to our systems products. Gross margin remained relatively stable and was 40% and 41% in fiscal 2010 and 2011, respectively, reflecting the fact that a substantial majority of our revenues was from systems products.

Operating Expenses

Research and Development

Research and development expenses decreased $20.3 million, or 64%, from $31.7 million in fiscal 2010 to $11.4 million in fiscal 2011. Research and development expense in fiscal 2010 included $26.2 million of stock-based compensation resulting from the Summit transaction in March 2010. Excluding the effect of the Summit transaction, research and development costs increased $5.9 million, or 106%, from $5.5 million in fiscal 2010 to $11.4 million in the fiscal 2011. Excluding the compensation expense related to the Summit transaction, as a percentage of revenues, research and development expenses increased from 4% in fiscal 2010 to 6% in fiscal 2011. These increases in research and development expenses were due to increases in headcount as we broadened our research and development activities to new product areas.

Sales, General and Administrative

Sales, general and administrative expenses decreased $10.8 million, or 59%, from $18.2 million in fiscal 2010 to $7.4 million in fiscal 2011. Sales, general and administrative expense in fiscal 2010 included $9.6 million of stock-based compensation resulting from the Summit transaction in March 2010 and a $1.6 million charge related to an export compliance matter. Excluding the effect of the Summit transaction and the export compliance matter, sales, general and administrative costs increased $406,000, or 6%, from $7.0 million in fiscal 2010 to $7.4 million in fiscal 2011. Excluding the stock-based compensation expense related to the Summit transaction and the charge related to an export compliance matter, as a percentage of revenues, sales, general and administrative expenses decreased from 5% in fiscal 2010 to 4% in fiscal 2011. Excluding the effects of the Summit transaction and the export compliance matter, sales, general and administrative expenses increased slightly due to increased personnel costs and increased costs associated with our preparation to be a public company. However, as a percentage of revenues sales, general and administrative expenses decreased slightly due to our overall revenue growth.

Provision for Income Taxes

Our provision for income taxes increased $1.7 million, or 16%, from $10.7 million for fiscal 2010 to $12.4 million for fiscal 2011. Our effective tax rate for fiscal 2010 was 204% as compared to 20% for fiscal 2011. Our effective tax rate for fiscal 2010 was largely impacted by non-deductible stock-based compensation expense incurred pursuant to the Summit transaction in March 2010. Exclusive of the impact of the Summit transaction and a charge for an export compliance matter, our effective tax rate declined from 25% for fiscal 2010 to 20% for fiscal 2011 due to more taxable income being generated in foreign jurisdictions that have lower tax rates than the U.S.

Quarterly Results of Operations

The following tables set forth unaudited quarterly consolidated statements of operations data for the eleven quarters ended March 31, 2013. We have prepared the statement of operations for each of these quarters on the same basis as the audited consolidated financial statements included in this prospectus and, in our opinion, it includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with our audited consolidated financial statements and related notes included in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	Sept 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sept 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sept 30, 2012	Dec 31, 2012	Mar 31, 2013
	(In thousands, unaudited)
Statement of Operations Data:
Revenues	$34,082	$45,087	$51,151	$67,554	$79,167	$87,817	$91,665	$94,868	$61,535	$74,901	$83,155
Cost of revenues(1)	20,453	27,045	30,047	39,517	46,154	50,527	52,006	53,827	36,515	44,416	47,690

Gross profit	13,629	18,042	21,104	28,037	33,013	37,290	39,659	41,041	25,020	30,485	35,465
Operating expenses:
Research and development(1)	2,496	2,604	2,938	3,336	3,369	3,683	4,619	5,028	4,711	5,052	5,677
Sales, general and administrative(1)	1,665	1,758	1,884	2,051	2,144	2,431	2,484	1,953	4,534	5,314	6,285

Total operating expenses	4,161	4,362	4,822	5,387	5,513	6,114	7,103	6,981	9,245	10,366	11,962

Income from operations	9,468	13,680	16,282	22,650	27,500	31,176	32,556	34,060	15,775	20,119	23,503
Interest income (expense) and other, net	7	34	9	29	(634)	(312)	(190)	(133)	(86)	(197)	(287)

Income (loss) before provision for income taxes	9,475	13,714	16,291	22,679	26,866	30,864	32,366	33,927	15,689	19,922	23,216
Provision for income taxes	1,894	2,736	3,258	4,544	5,373	6,173	4,446	5,442	2,510	2,119	2,549

Net income	$7,581	$10,978	$13,033	$18,135	$21,493	$24,691	$27,920	$28,485	$13,179	$17,803	$20,667

	Sept 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sept 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sept 30, 2012	Dec 31, 2012	Mar 31, 2013
	(In thousands, unaudited)
(1) Stock-based Compensation Expense:
Cost of revenues	$6	$6	$8	$10	$6	$27	$41	$43	$81	$104	$124
Research and development	38	68	85	94	116	116	133	177	266	401	324
Sales, general and administrative	139	162	164	172	229	208	156	241	309	388	252

Total stock-based compensation	$183	$236	$257	$276	$351	$351	$330	$461	$656	$893	$700

	Sept 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sept 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sept 30, 2012	Dec 31, 2012	Mar 31, 2013
	(In thousands, unaudited)
Revenues by Product Category:
airMax	$17,080	$25,637	$28,324	$41,960	$49,835	$52,939	$61,978	$58,991	$32,057	$48,752	$55,534
New Platforms	—	—	926	1,583	2,734	4,226	9,914	12,591	15,628	11,905	11,825
Other systems	11,486	11,495	10,568	11,339	12,765	18,254	10,308	10,759	3,784	4,835	4,108

Systems	28,566	37,132	39,818	54,882	65,334	75,419	82,200	82,341	51,469	65,492	71,467
Embedded radio	3,043	3,452	4,174	4,093	3,225	2,567	2,232	2,032	1,714	1,519	1,721
Antenna/other	2,473	4,503	7,159	8,579	10,608	9,831	7,233	10,495	8,352	7,890	9,967

Total revenues	$34,082	$45,087	$51,151	$67,554	$79,167	$87,817	$91,665	$94,868	$61,535	$74,901	$83,155

Liquidity and Capital Resources

Since inception, our operations primarily have been funded through cash generated by operations. We completed our initial public offering in October 2011, generating net proceeds of $30.5 million after deducting the underwriting fees and commissions and estimated offering expenses payable by us. Cash and cash equivalents increased from $122.1 million at June 30, 2012 to $181.7 million at March 31, 2013. As of March 31, 2013, we held $170.2 million of our $181.7 million of cash and cash equivalents in accounts of our subsidiaries outside of the United States and we will incur significant tax liabilities if we decide to repatriate those amounts.

On September 15, 2011, we entered into a Loan and Security Agreement with East West Bank, or the “EWB Loan Agreement”. The EWB Loan Agreement consists of a $35.0 million term loan facility and a $5.0 million revolving line of credit facility. The term loan matures on September 15, 2016 with principal and interest to be repaid in 60 monthly installments. On November 21, 2012, we borrowed $10.0 million under the Revolving Credit Facility. On December 20, 2012, we borrowed an additional $20.0 million under the Revolving Credit Facility, and $20.0 million remains available for borrowing thereunder.

The Loan Agreement contains customary affirmative and negative covenants, including covenants that limit or restrict our and our subsidiaries’ ability to, among other things, incur indebtedness, grant liens, merge or consolidate, dispose of assets, pay dividends or make distributions, make investments, make acquisitions, prepay certain indebtedness, change the nature of our or its business, enter into certain transactions with affiliates, enter into restrictive agreements, and make capital expenditures, in each case subject to customary exceptions for a credit facility of this size and type. We are also required to maintain a minimum debt service coverage ratio, a maximum leverage ratio, and a minimum liquidity ratio. As of March 31, 2013, we were in compliance with all affirmative and negative covenants, debt service coverage ratio, leverage ratio and minimum level of liquidity requirements.

Additionally, on August 7, 2012, we entered into a Loan and Security Agreement, or the “Loan Agreement”, with U.S. Bank, as syndication agent, and East West Bank, as administrative agent, which replaced the EWB Loan Agreement discussed above. The Loan Agreement provides for (i) a $50.0 million revolving credit facility, with a $5.0 million sublimit for the issuance of letters of credit and a $5.0 million sublimit for the making of swingline loan advances, or the “Revolving Credit Facility”, and (ii) a $50.0 million term loan facility, or the “Term Loan Facility”. We may request borrowings under the Revolving Credit Facility until August 7, 2015. On August 7, 2012, we borrowed an additional $20.8 million of term loans under the Term Loan Facility.

In July 2011, we repurchased an aggregate of 12,041,700 shares of our Series A preferred stock from entities affiliated with Summit Partners, L.P., one of our major stockholders, at a price of $8.97 per share for an aggregate consideration of $108.0 million. Of the aggregate purchase price, $40.0 million was paid in cash at the time of closing and the balance of the shares were paid for through the issuance of convertible subordinated promissory notes in the aggregate principal amount of $68.0 million.

On August 9, 2012, we announced that our Board of Directors authorized us to repurchase up to $100 million of our common stock. The share repurchase program commenced Monday, August 13, 2012. The share repurchase program will be funded from existing cash on hand and from the proceeds from the Loan Agreement as discussed above.

On December 14, 2012, we announced that our Board of Directors had authorized a special cash dividend of $0.18 per share for each share of common stock outstanding on December 24, 2012. The aggregate dividend payment of $15.7 million was paid on December 28, 2012 to stockholders of record on December 24, 2012.

We believe our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support development efforts, the timing of new product introductions, market acceptance of our products and overall economic conditions. We cannot assure you that any additional financing will be available to us on acceptable terms, if at all. If we raise funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering.

The following table sets forth the major components of our consolidated statements of cash flows data for the periods presented:

	Years Ended June 30,			Nine Months Ended March 31,
	2010	2011	2012	2012	2013
	(In thousands)
				(Unaudited)
Net cash provided by (used in) operating activities	$(25,985)	$62,842	$81,788	$51,703	$85,684
Net cash used in investing activities	(615)	(479)	(3,310)	(1,617)	(4,408)
Net cash provided by (used in) financing activities	41,341	(14,417)	(32,779)	(32,247)	(21,647)

Net increase (decrease) in cash and cash equivalents	$14,741	$47,946	$45,699	$17,839	$59,629

Cash Flows from Operating Activities

Net cash provided by operating activities in the nine months ended March 31, 2013 of $85.7 million consisted primarily of net income of $51.6 million and net changes in operating assets and liabilities that resulted in net cash inflows of $28.1 million. These changes consisted primarily of a $35.6 million decrease in accounts receivable due to decreased revenues and improved cash collections, a $12.7 million increase in inventory due to increased inventory on hand as a result of a transition to a third-party logistics provider during December 2012, a $3.7 million increase in taxes payable due the timing of federal tax payments, a $2.5 million increase in accounts payable and accrued liabilities due to the timing of payments with our vendors and a $1.5 million increase in prepaid expenses and other current assets due to an increase in overall business activity. Additionally, our net income included non-cash adjustments due to stock-based compensation, depreciation and amortization, increases to our provision for doubtful accounts and write-downs for inventory obsolescence and an excess tax benefit from stock-based awards. The net of these non-cash adjustments resulted in an increase of our net cash provided by operating activities of $5.9 million.

Net cash provided by operating activities in the nine months ended March 31, 2012 of $51.7 million consisted primarily of net income of $74.1 million partially offset by changes in operating assets and liabilities. These changes consisted primarily of a $29.4 million increase in accounts receivable due to our overall revenue growth, a $12.4 million increase in taxes payable, a $4.8 million decrease in prepaid expenses and other current assets, a $4.0 million increase in inventories, a $1.9 million increase in accounts payable and accrued liabilities, and an increase of $700,000 in deferred revenues and deferred cost of revenues. Additionally, our net income included non-cash adjustments due to stock-based compensation, depreciation and amortization, adjustments to our provisions for doubtful accounts and inventory obsolescence and an excess tax benefit from stock-based awards. The net of these non-cash adjustments resulted in a reduction of our net cash provided by operating activities of $8.8 million.

Net cash provided by operating activities in fiscal 2012 of $81.8 million consisted primarily of net income of $102.6 million offset by changes in operating assets and liabilities. These changes consisted primarily of a $36.6 million increase in accounts receivable due to our overall revenue growth and slower payment patterns from our customers, a $16.5 million increase in accounts payable and accrued liabilities due to increased overall business activity, a $9.5 million increase in taxes payable due to our higher profitability, a $3.7 million decrease in prepaid expenses and other current assets due primarily to decreased deposits with our vendors and a $2.3 million increase in inventories related to increases in our overall business activity. Additionally, our net income included non-cash adjustments due to stock-based compensation, depreciation and amortization, adjustments to our provisions for doubtful accounts and inventory obsolescence and an excess tax benefit from stock-based awards. The net of these non-cash adjustments resulted in a reduction of our net cash provided by operating activities of $11.6 million.

Net cash provided by operating activities in fiscal 2011 of $62.8 million increased from cash used in operating activities of $26.0 million in fiscal 2010. The increase in net cash provided by operating activities resulted from net income of $49.7 million and increases in operating assets and liabilities of $13.2 million in fiscal 2011. Changes in operating assets and liabilities consisted primarily of a $20.3 million increase in accounts payable and accrued liabilities, a $5.9 million increase in accounts receivable, a $1.3 million increase in taxes payable, a $1.1 million increase in inventories, a $715,000 increase in prepaid expenses and other current assets and a net decrease of $810,000 in deferred revenues and deferred cost of revenues.

Cash used in operating activities of $26.0 million in fiscal 2010 declined substantially from cash provided by operating activities of $7.3 million in fiscal 2009. The decline in cash used in operating activities resulted from our net loss of $5.5 million, net noncash charges and credits of $453,000 and a net increase in operating assets and liabilities of $21.0 million. Noncash charges and credits primarily consisted of an $800,000 charge for bad debt expense, offset by a $645,000 credit for deferred taxes. Excluding the $35.9 million charge related to the Summit transaction, we would have generated $9.9 million of cash from operating activities in fiscal 2010. Changes in operating assets and liabilities primarily consisted of $29.5 million increase in accounts receivable, a $10.1 million increase in deferred revenues offset by an increase in deferred cost of revenues of $5.9 million, a $7.9 million increase in accounts payable and accrued liabilities, a $4.1 million increase in inventories, a $1.6 million increase in income taxes payable and a $1.0 million increase in prepaid expenses and other current assets.

Cash Flows from Investing Activities

Our investing activities consist solely of capital expenditures. Capital expenditures for the nine months ended March 31, 2013 and 2012 were $3.3 million and $1.6 million, respectively. Additionally, we had cash outflows related to the purchase of intangible assets of $1.1 million during the nine months ended March 31, 2013. Capital expenditures for fiscal 2012, 2011 and 2010 were $3.3 million, $479,000 and $615,000, respectively.

Cash Flows from Financing Activities

We used $21.6 million of cash in financing activities during the nine months ended March 31, 2013. During the nine months ended March 31, 2013, we received $306,000 in cash from stock option exercises, paid $111,000 related to employee tax withholdings on net share settlements of restricted stock units and had an excess tax benefit from employee stock-based awards of $111.4 million.

We used $32.8 million of cash in financing activities during fiscal 2012. On October 19, 2011, we completed an initial public offering whereby we sold 2,395,328 shares and selling stockholders sold 4,642,902 shares of our common stock. During the six months ended December 31, 2011, we received net proceeds of $32.6 million after deducting the underwriting fees and commissions and other offering expenses. During fiscal 2012, we received $811,000 in cash from stock option exercises, paid $1.4 million related to employee tax withholdings on net share settlements of restricted stock units and had an excess tax benefit from stock-based awards of $13.8 million.

We used $14.4 million of cash in financing activities during fiscal 2011. During fiscal 2011, we entered into a stock purchase agreement to repurchase 2,975,590 shares of common stock from three stockholders for total consideration of $7.3 million. In fiscal 2011, we also repurchased and subsequently cancelled options to purchase 420,400 shares of our common stock from two of our option holders for aggregate consideration of $2.2 million. Additionally, we paid a dividend on our Series A convertible preferred stock of $3.0 million and paid $1.8 million in costs related to third party consulting services associated with the offering.

Our financing activities provided net cash of $41.3 million during fiscal 2010. Net financing activities consisted primarily of proceeds from the issuance of Series A preferred stock for $100.0 million from entities affiliated with Summit Partners L.P., $500,000 paid for legal and other administrative costs related to the closing of the transaction with entities affiliated with Summit Partners L.P., offset by $64.1 million of repurchases of common stock and cancellation of options in connection with the issuance of Series A preferred stock. Additionally, proceeds of $6.3 million were provided from the exercise of Series A preferred stock warrants issued to entities affiliated with Summit Partners, L.P. and $512,000 was used for the repurchase of common stock unrelated to the Summit transaction.

Off-Balance Sheet Arrangements

As of March 31, 2013, we had no off-balance sheet arrangements other than those indemnification agreements described below under “Warranties and Indemnification”.

Commitments and Contingencies

In January 2011, the U.S. Department of Commerce’s Bureau of Industry and Security’s Office of Export Enforcement (“OEE”) contacted us to request that we provide information related to our relationship with a logistics company in the United Arab Emirates (“UAE”) and with a company in Iran, as well as information on the export classification of our products. As a result of this inquiry we, assisted by outside counsel, conducted a review of our export transactions from 2008 through March 2011 to not only gather information responsive to OEE’s request but also to review our overall compliance with export control and sanctions laws. We believe our products have been sold into Iran by third parties. We do not believe that we directly sold, exported or shipped our products into Iran or any other country subject to a U.S. embargo. However, until early 2010, we did not prohibit our distributors from selling our products into Iran or any other country subject to a U.S. embargo. It was in the course of this review that we identified the Iranian sales of Distributor 1 after February 2010 and the Iranian sales of Distributor 2. Our review also found that while we had obtained required Commodity Classification Rulings for our products in June 2010 and November 2010, we did not advise our shipping personnel to change the export authorizations used on our shipping documents until February 2011. During the course of our export control review, we also determined that we had failed to maintain adequate records for the five year period required by the EAR and the sanctions regulations due to our lack of infrastructure and because it was prior to our transition to our current system of record, NetSuite. See “Risk Factors—We are subject to numerous U.S. export control and economic sanctions laws and a substantial majority of our sales are into countries outside of the United States. Sales outside of the United States represented 77% and 76% of our revenues in the nine months ended March 31, 2013 and fiscal 2012, respectively. Although we did not intend to do so, we have violated certain of these laws in the past, and we cannot currently assess the nature and extent of any fines or other penalties, if any, that U.S. governmental agencies may impose against us or our employees for any such violations. Any fines, if materially different from our estimates, or other penalties, could have a material adverse effect on our business and financial results.”

In May 2011, we filed a self-disclosure statement with the BIS and the OEE. In June 2011 we filed a self-disclosure statement with the U.S. Department of the Treasury’s Office of Foreign Asset Control (“OFAC”), regarding the compliance issues noted above. The disclosures address the above described findings and the remedial actions we have taken to date. However, the findings also indicate that both distributors continued to sell, directly or indirectly, our products into Iran during the period from February 2010 through March 2011 and that we received various communications from them indicating that they were continuing to do so. Since January 2011, we have cooperated with OEE and, prior to our disclosure filing, we informally shared with the OEE the substance of our findings with respect to both distributors. From May 2011 to August 2011, we provided additional information regarding our review and our findings to OEE to facilitate its investigation and OEE advised us in August 2011 that it had completed its investigation of us. In August 2011, we received a warning letter from OEE stating that OEE had not referred the findings of our review for criminal or administrative prosecution of us and closed the investigation without penalty.

OFAC is still reviewing our voluntary disclosure. In our submission, we have provided OFAC with an explanation of the activities that led to the sales of our products in Iran and the failure to comply with the EAR and OFAC sanctions. Although our OFAC and OEE voluntary disclosures covered similar sets of facts, that led the OEE to resolve the case with the issuance of a warning letter, OFAC may conclude that our actions resulted in violations of U.S. export control and economic sanctions laws and warrant the imposition of penalties that could include fines, termination of our ability to export our products and/or referral for criminal prosecution. The maximum civil monetary penalty for the violations is up to $250,000 or twice the value of the transaction, whichever is greater, per violation. The penalties may be imposed against us and/or our management. Any such fines or restrictions may be material to our financial results in the period in which they are imposed. Also, disclosure of our conduct and any fines or other action relating to this conduct could harm our reputation and have a material adverse effect on our business, operating results and financial condition. We cannot predict when OFAC will complete its review or decide upon the imposition of possible penalties.

We have taken actions designed to ensure that export classification information is distributed to the appropriate personnel in a timely manner and have adopted policies and procedures to promote our compliance with applicable export laws and regulations, including obtaining written distribution agreements with substantially all of our distributors that contain covenants requiring compliance with U.S. export control and economic sanctions law; notifying all of our distributors of their obligations and obtaining updated distribution agreements from distributors that account for over 99% of our distributor revenue in fiscal 2012. However we cannot be sure such actions will be effective. Additionally, our failure to amend all our distribution agreements and to implement more robust compliance controls immediately after the discovery of Iran-related sales activity in early 2010 may be aggravating factors that could impact the imposition of penalties imposed on us or our management. Further, should our efforts to ensure our compliance with applicable export laws and regulations not be sufficient in preventing our distributors from distributing our products into a country subject to a U.S. embargo or otherwise violating applicable export laws and regulations in the future, we could be subject to government investigations or penalties in the future. Any such penalties, if they occur, may be more severe in light of our prior violations discussed above. Based on the facts known to us to date, we recorded an expense of $1.6 million for this export compliance matter in fiscal 2010, which represents management’s estimated exposure for fines in accordance with applicable accounting literature. This amount was calculated from information discovered through our internal review and we deem this loss to be probable and reasonably estimable. However, we believe that it is reasonably possible that the loss may be higher, but we cannot reasonably estimate the range of any further potential losses. Should additional facts be discovered in the future and/or should actual fines or other penalties substantially differ from our estimates, our business, financial condition, cash flows and results of operations would be materially negatively impacted.

Warranties and Indemnifications

Our products are generally accompanied by a 12 month warranty, which covers both parts and labor. Generally the distributor is responsible for the freight costs associated with warranty returns, and we absorb the freight costs of replacing items under warranty. In accordance with the Financial Accounting Standards Board’s (“FASB’s”), Accounting Standards Codification (“ASC”), 450-30, Loss Contingencies, we record an accrual when we believe it is estimable and probable based upon historical experience. We record a provision for estimated future warranty work in cost of goods sold upon recognition of revenues and we review the resulting accrual regularly and periodically adjust it to reflect changes in warranty estimates.

We may in the future enter into standard indemnification agreements with many of our distributors and OEMs, as well as certain other business partners in the ordinary course of business. These agreements may include provisions for indemnifying the distributor, OEM or other business partner against any claim brought by a third party to the extent any such claim alleges that a Ubiquiti product infringes a patent, copyright or trademark or violates any other proprietary rights of that third party. The maximum amount of potential future indemnification is unlimited. The maximum potential amount of future payments we could be required to make under these indemnification agreements is not estimable.

We have agreed to indemnify our directors, officers and certain other employees for certain events or occurrences, subject to certain limits, while such persons are or were serving at our request in such capacity. We may terminate the indemnification agreements with these persons upon the termination of their services with us but termination will not affect claims for indemnification related to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited. We have a director and officer insurance policy that limits our potential exposure. We believe the fair value of these indemnification agreements is minimal. We had not recorded any liabilities for these agreements as of March 31, 2013 or 2012.

Based upon our historical experience and information known as of the date of this report, we do not believe it is likely that we will have significant liability for the above indemnities at March 31, 2013.

Contractual Obligations

We lease our headquarters in San Jose, California and other locations worldwide under non-cancelable operating leases that expire at various dates through fiscal 2018.

In December 2011, we entered into an agreement to lease approximately 64,512 square feet of office and research and development space located in San Jose, California, which we use as our corporate headquarters. The lease term is from April 1, 2012, though July 31, 2017. The lease has been categorized as an operating lease, and the total estimated lease obligation is approximately $4.9 million.

On August 7, 2012, we entered into the Loan Agreement with U.S. Bank, as syndication agent, and East West Bank, as administrative agent for the lenders party to the Loan Agreement. The Loan Agreement provides for (i) a $50.0 million revolving credit facility, with a $5.0 million sublimit for the issuance of letters of credit and a $5.0 million sublimit for the making of swingline loan advances, and (ii) a $50.0 million Term Loan Facility. We may request borrowings under the Revolving Credit Facility until August 7, 2015. On August 7, 2012, we borrowed $20.8 million of term loans under the Term Loan Facility bringing the total borrowed to $50.0 million, and no borrowings remain available thereunder. On November 21, 2012, we borrowed $10.0 million under the Revolving Credit Facility. On December 20, 2012 we borrowed an additional $20.0 million under the Revolving Credit Facility, and $20.0 million remains available for borrowing thereunder.

The following table summarizes our contractual obligations as of March 31, 2013:

	2013 (remainder)	2014	2015	2016	2017	Thereafter	Total
Operating leases	$407	$1,712	$1,678	$1,638	$1,129	$94	$6,658
Debt payment obligations	1,250	5,000	6,875	39,375	10,000	15,000	77,500
Interest payments on debt payment obligations	472	1,859	1,723	1,043	532	125	5,754

Total	$2,129	$8,571	$10,276	$42,056	$11,661	$15,219	$89,912

We subcontract with other companies to manufacture our products. During the normal course of business, our contract manufacturers procure components based upon orders placed by us. If we cancel all or part of the orders, we may still be liable to the contract manufacturers for the cost of the components purchased by the subcontractors to manufacture our products. We periodically review the potential liability and to date no significant accruals have been recorded. Our consolidated financial position and results of operations could be negatively impacted if we were required to compensate the contract manufacturers for any unrecorded liabilities incurred.

As of March 31, 2013, we had $10.4 million of unrecognized tax benefits, substantially all of which would, if recognized, affect our tax expense. We have elected to include interest and penalties related to uncertain tax positions as a component of tax expense. We do not expect any significant increases or decreases to our unrecognized tax benefits in the next twelve months.

Recent Accounting Pronouncements

We do not believe there have been any recent accounting pronouncements that would have a significant impact on our financial statements.

Non-GAAP Financial Measures

Regulation G, conditions for use of Non-Generally Accepted Accounting Principles (“Non-GAAP”) financial measures, and other SEC regulations define and prescribe the conditions for use of certain Non-GAAP financial information. To supplement our condensed consolidated financial results presented in accordance with GAAP, we use Non-GAAP financial measures which are adjusted from the most directly comparable GAAP financial measures to exclude certain items, as described below. Management believes that these Non-GAAP financial measures reflect an additional and useful way of viewing aspects of our operations that, when viewed in conjunction with our GAAP results, provide a more comprehensive understanding of the various factors and trends affecting our business and operations. Non-GAAP financial measures used by us include net income or loss and diluted net income or loss per share.

Our Non-GAAP measures primarily exclude stock-based compensation, net of taxes and other special charges and credits. Management believes these Non-GAAP financial measures provide meaningful supplemental information regarding our strategic and business decision making, internal budgeting, forecasting and resource allocation processes. In addition, these Non-GAAP financial measures facilitate management’s internal comparisons to our historical operating results and comparisons to competitors’ operating results.

We use each of these Non-GAAP financial measures for internal managerial purposes, when providing our financial results and business outlook to the public and to facilitate period-to-period comparisons. Management believes that these Non-GAAP measures provide meaningful supplemental information regarding our operational and financial performance of current and historical results. Management uses these Non-GAAP measures for strategic and business decision making, internal budgeting, forecasting and resource allocation processes. In addition, these Non-GAAP financial measures facilitate management’s internal comparisons to our historical operating results and comparisons to competitors’ operating results.

The following table shows our Non-GAAP financial measures:

	Nine Months Ended March 31,
	2013	2012
	(In thousands, except per share amounts)
Non-GAAP net income	$52,998	$74,723
Non-GAAP diluted net income per share	$0.58	$0.80

We believe that providing these Non-GAAP financial measures, in addition to the GAAP financial results, are useful to investors because they allow investors to see our results “through the eyes” of management as these Non-GAAP financial measures reflect our internal measurement processes. Management believes that these Non-GAAP financial measures enable investors to better assess changes in each key element of our operating results across different reporting periods on a consistent basis and provides investors with another method for assessing our operating results in a manner that is focused on the performance of our ongoing operations.

The following table shows a reconciliation of GAAP net income to non-GAAP net income:

	Nine Months Ended March 31,
	2013	2012
	(In thousands, except per share amounts)
Net Income	$51,649	$74,104
Stock-based compensation:
Cost of revenues	309	74
Research and development	991	365
Sales, general and administrative	949	593
Tax effect of non-GAAP adjustments	(900)	(413)

Non-GAAP net income	$52,998	$74,723

Non-GAAP diluted net income per share(1)	$0.58	$0.80

Weighted-average shares used in computing non-GAAP diluted net income per share(1)	90,656	93,667

(1)	Non-GAAP diluted net income per share is calculated using non-GAAP net income excluding stock-based compensation, net of taxes and weighted-average shares outstanding as if Series A preferred stock is treated as common stock for the periods presented.

The following table shows a reconciliation of weighted-average shares used in computing net loss per share of common stock-diluted to weighted-average shares used in computing non-GAAP diluted net income per share:

	Nine Months Ended March 31,
	2013	2012
	(In thousands)
Weighted average shares used in computing net loss per share of common stock-diluted	90,656	80,648
Weighted average dilutive effect of stock options and restricted stock units	—	2,895
Weighted average shares of Series A preferred stock outstanding	—	10,124

Weighted-average shares used in computing non-GAAP diluted income per share of common stock	90,656	93,667

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity

We have interest rate risk from the LIBOR index that is used to determine the interest rates on our Loan Agreement. Interest will accrue on the outstanding principal amount of the term loan at a rate per annum equal to an adjusted LIBOR rate (based on one, two or three month interest periods) plus a spread of either 2.50% or 3.00%, which spread shall be determined based on the debt service ratio for the preceding four fiscal quarter period. The loans bear interest, at our option, at the base rate plus a spread of 1.25% to 1.75% or an adjusted LIBOR rate (at our election for a period of 30, 60, or 90 days) plus a spread of 2.25% to 2.75%, in each case with such spread being determined based on our debt service coverage ratio for the most recently ended fiscal quarter. The base rate is the highest of (i) East West Bank’s prime rate, (ii) the federal funds rate plus a margin equal to 0.50%, or (iii) the LIBOR rate plus a margin equal to 1.00%. Based on a sensitivity analysis, as of March 31, 2013, an instantaneous and sustained 200-basis-point increase in interest rates affecting our floating rate debt obligations, and assuming that we take no counteractive measures, would result in a charge to our net income before income taxes in excess of $1.0 million over the next 12 months.

We had cash and cash equivalents of $181.7 million and $122.1 million as of March 31, 2013 and June 30, 2012, respectively. These amounts were held primarily in cash deposits and money market funds. The fair value of our cash and cash equivalents would not be significantly affected by either a 10% increase or decrease in interest rates due mainly to the short-term nature of these instruments.

Foreign Currency Risk

Most of our sales are denominated in U.S. dollars, and therefore, our revenues are not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, and may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Chinese Yuan, Lithuanian Lita and New Taiwan Dollar. During the three months ended March 31, 2013, a 10% appreciation or depreciation in the value of the U.S. dollar relative to the other currencies in which our expenses are denominated would not have had a material impact on our financial position or results of operations.

BUSINESS

Overview

Ubiquiti Networks develops high performance networking technology for service providers and enterprises. Our technology platforms focus on delivering highly-advanced and easily deployable solutions that appeal to a global customer base in underserved and underpenetrated markets. Our differentiated business model has enabled us to break down traditional barriers such as high product and network deployment costs and offer solutions with disruptive price-performance characteristics. This differentiated business model, combined with our innovative proprietary technologies, has resulted in an attractive alternative to traditional high touch, high-cost providers, allowing us to advance the market adoption of our platforms for ubiquitous connectivity.

We offer a broad and expanding portfolio of networking products and solutions for service providers and enterprises. Our service provider product platforms provide carrier-class network infrastructure for fixed wireless broadband, wireless backhaul systems and routing. Our enterprise product platforms provide wireless LAN infrastructure, video surveillance products, and machine-to-machine communication components. We believe that our products are highly differentiated due to our proprietary software protocol innovation, firmware expertise, and hardware design capabilities. This differentiation allows our portfolio to meet the demanding performance requirements of video, voice and data applications at prices that are a fraction of those offered by our competitors.

As a core part of our strategy, we have developed a differentiated business model for marketing and selling high volumes of carrier and enterprise-class communications platforms. Our business model is driven by a large, growing and highly engaged community of service providers, distributors, value added resellers, systems integrators and corporate IT professionals, which we refer to as the Ubiquiti Community. The Ubiquiti Community is a critical element of our business strategy as it enables us to drive:

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Rapid customer and community driven product development. We have an active, loyal community built from our customers that we believe is a sustainable competitive advantage. Our solutions benefit from the active engagement between the Ubiquiti Community and our development engineers throughout the product development cycle, which eliminates long and expensive multistep internal processes and results in rapid introduction and adoption of our products. This approach significantly reduces our development costs and time to market.

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Scalable sales and marketing model. We do not currently have, nor do we plan to hire, a direct sales force, but instead utilize the Ubiquiti Community to drive market awareness and demand for our products and solutions. This community-propagated viral marketing enables us to reach underserved and underpenetrated markets far more efficiently and cost-effectively than is possible through traditional sales models. Leveraging the information transparency of the Internet allows customers to research, evaluate and validate our solutions with the Ubiquiti Community and via third party web sites. This allows us to operate a scalable sales and marketing model and effectively create awareness of our brand and products. Word of mouth referrals from the Ubiquiti Community generate high quality leads for our distributors at relatively little cost.

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Self-sustaining product support. The engaged members of the Ubiquiti Community have enabled us to foster a large, cost efficient, highly-scalable and, we believe, self-sustaining mechanism for rapid product support and dissemination of information.

By reducing the cost of development, sales, marketing and support we are able to eliminate traditional business model inefficiencies and offer innovative solutions with disruptive price performance characteristics to our customers.

For the nine months ended March 31, 2013 and the years ended June 30, 2012, 2011 and 2010, our revenue was $219.6 million, $353.5 million, $197.9 million and $137.0 million, respectively. In the same periods, we generated a net income (loss) of $51.6 million, $102.6 million, $49.7 million and $(5.5) million, respectively. Our net loss in the fiscal year ended June 30, 2010 reflected a one-time compensation charge of $35.9 million related to a repurchase of our common stock and options in connection with the sale of our Series A preferred stock, which we refer to collectively as the Summit transaction, and a $1.6 million charge for a regulatory export compliance issue. In this prospectus, we refer to the fiscal years ended June 30, 2012, 2011 and 2010 as fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

Industry Overview

Internet traffic worldwide has grown rapidly in recent years, driven by an increase in the number of users, increasing mobility of those users and high bandwidth applications, such as video, audio, cloud-based applications, online gaming and social networking. According to Cisco Visual Networking Index, global Internet protocol, or IP, traffic is expected to increase from 30,734 petabytes, or PB, per month in 2011 to 110,282 PB per month in 2016, representing a 29% CAGR over that period. Wired networking solutions have traditionally been used to address increasing consumer and enterprise bandwidth needs. However, the high initial capital requirements and ongoing operating costs and long market lead times associated with building and installing infrastructure for wired networks has severely limited the widespread deployment of these networks in underserved and underpenetrated markets. Wireless networks are emerging as an attractive alternative for addressing both the broadband access needs of underserved and underpenetrated markets in both emerging and developed countries.

Underserved and underpenetrated markets. There exists a significant market opportunity in both emerging and developed economies. In “unconnected” emerging markets, the lack of an established network infrastructure and the high initial deployment costs associated with traditional wired network infrastructure build-outs has encouraged adoption of wireless networking infrastructure. In “under-connected” markets, bandwidth demand exceeds either the available capacity from existing infrastructure or the affordable supply of new infrastructure, resulting in an attractive market opportunity for wireless systems to bolster connectivity. Additionally, we believe there is a large market opportunity in connected markets serving customers that want to deploy reliable, scalable and customizable wireless networks and whose primary buying criterion is based on price-performance characteristics.

Limitation of existing solutions. Existing service provider wireless networking technologies have been developed to satisfy the increasing demand for broadband access, support mobility and provide the performance and reliability demanded by customers. According to Gartner, aggregate end-user spending on wireless networking equipment for Enterprise WLAN, wireless broadband access, and LTE solutions, is expected to grow from $10.4 billion in 2012 to $41.3 billion in 2017, representing a CAGR of 32%. However, these existing solutions based upon wired, satellite or cellular technologies, often fail to meet the price-performance requirements of fixed wireless networking in emerging markets, rural markets, or price-sensitive markets, which in turn has led to low penetration of wireless broadband access and large populations of unaddressed users in these areas. Within the enterprise, existing WLAN deployments are often relatively complex and costly, providing customers with a large number of non-critical features and functionalities at a high cost. Given the growth in Internet connected devices, and the consumer’s desire for constant connectivity, there exists growing demand for WLAN solutions that provide critical features at significantly lower cost than existing solutions.

Increasing use of the unlicensed spectrum. In the absence of affordable broadband access in the licensed spectrum, the number of users of the unlicensed radio frequency, or RF spectrum has increased for communications equipment, as well as consumer devices such as cordless phones, baby monitors and microwave ovens. This increasing use of unlicensed RF spectrum has made providing high quality wireless networking more challenging due to increasing congestion in the unlicensed spectrum.

Government incentives for broadband access. Governments around the world are increasingly taking both regulatory and financial steps to expand access to broadband networks and increase availability of advanced broadband services to consumers and businesses.

To provide robust wireless networks that meet the price-performance needs of service providers and enterprises, vendors of wireless networking solutions must address the problems facing incumbent solutions:

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Poor performance. To deliver high performance, wireless networking solutions need to satisfy diverse performance requirements for video, voice and data. The challenges of operating in the unlicensed RF spectrum, including spectrum noise and interference resulting from the proliferation of devices, often result in difficulty establishing network connections and unreliable or poor performance. Additionally, the performance and reliability of existing wireless networking solutions decline rapidly as the number of subscribers and range of service delivery increases. Lack of hardware and software integration between products, technologies and vendor devices can diminish network performance significantly and increase the complexity of network management, integration and expansion.

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High cost of ownership. Existing alternative solutions, such as fiber-to-the-premises, cable, DSL, WiMAX, LTE and traditional backhaul, provide high capacity, high performance broadband access; however, these solutions can be extremely costly, and often do not meet the demanding price-performance requirements of underserved markets.

•

Complexity. Existing alternative solutions are often difficult to deploy and manage and require skilled employees or high cost consultants to install and operate. In addition, existing enterprise solutions often offer a large variety of features and functionalities that enterprise customers may find overwhelming or unnecessary.

•

Lack of product support and customer-driven features. Product support and feedback for alternative suppliers’ wireless networking solutions is often costly and ineffective. Existing wireless solutions are not accompanied by dynamic product support to assist customers in efficiently setting up and troubleshooting their networks. Additionally, alternative suppliers generally lack an effective mechanism to communicate with their end-users and incorporate feedback from usage into product roadmaps.

Our Solution

Our products and solutions enable both service providers and enterprises to deploy the infrastructure for high performance, scalable and reliable wireless networks cost effectively. Our wireless networking solutions offer the following key benefits:

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High performance proprietary technology solutions. Our proprietary products and solutions include high performance radios, antennas, software, communications protocols and management tools that have been designed to deliver carrier and enterprise class wireless broadband access and other services primarily in the unlicensed RF spectrum. Our radios and antennas, which incorporate our innovative proprietary technologies and firmware, are designed and field tested to deliver carrier-class network speeds, throughput, range and coverage, while simultaneously meeting the varying performance requirements of video, voice and data traffic. Our products and solutions overcome significant performance challenges such as dynamic spectrum noise, device interference, outdoor obstacles and unpredictable levels of video, voice and data performance. Importantly, we are able to utilize the Ubiquiti Community to validate the effectiveness of our end user experience and focus our development efforts on those features and functionality that are critical to their requirements.

•

Price disruptive offering. Our products and solutions have been designed to enable service providers and enterprises to deliver high performance to their users at highly disruptive price points. The deployment and operation of our solutions require a fraction of the capital expenditures, implementation expenses and network maintenance costs of those associated with existing solutions.

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Integrated and easy to deploy and manage. Our integrated products and solutions reduce the complexity associated with the installation, management and expansion of wireless networks. Within each of our product families, products are based on firmware that is built on a common codebase. This allows us to offer common features and functionality and leads to consistent usability across each product family. The integration between our products is designed to enable service providers and enterprises to deliver wireless broadband access and other services that have high performance characteristics without significant management, deployment costs or upgrade complexity.

•

Scalable community-led approach. Purchasing our proprietary products and solutions enables immediate access to the Ubiquiti Community, including current and historical troubleshooting and technical information as well as best practices and deployment advice for our end users. Product support from our Community is self-sustaining and scales efficiently, with growth and relevance driven by the size and engagement of our customer base. This scalable community-led approach to customer support contributes to the substantially lower total cost of ownership of our products and solutions relative to incumbent providers. Additionally, our Community provides an effective channel for product feedback from our customer base.

We are growing our intellectual property portfolio to help protect the development of our proprietary software, hardware and complete solutions. We believe that protecting the innovation and technology underlying our comprehensive wireless networking solutions is key to ensuring our continued ability to provide customers with differentiated value.

Our Strategy

Our goal is to disrupt the market for communications technology with innovative solutions that provide leading performance at prices that are a fraction of those of alternative solutions. Key elements of our strategy include the following:

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Continue to deliver high performance characteristics at disruptive price points. We intend to expand the market opportunity for service providers by continuing to provide products and solutions with disruptive price-performance characteristics. We also intend to expand the market and displace high-priced alternative solutions in enterprise markets. We believe that we can sustain our disruptive strategy through our unique business model, focusing on the features and functionalities most critical to customers and avoiding the fringe features, which add both cost and complexity.

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Leverage our technologies and business model in adjacent markets. We intend to continue to leverage our technologies and business model to target other large and growing markets that we believe are ripe for disruption such as video surveillance, machine-to-machine communications and licensed microwave wireless backhaul markets. For the enterprise market, we introduced our enterprise wireless local area network, or WLAN, product, UniFi, in fiscal 2011 and have experienced strong adoption by a largely new customer base. According to Gartner we were the 6th largest global provider of enterprise WLAN coordinated access points in 2012. We believe we are well positioned to gain traction in these new addressable markets and will continue to accelerate our innovation in these products. Similarly, we intend to drive adoption of airVision, our IP camera management system, airFiber, our outdoor wireless backhaul radio platform and mFi, our machine-to-machine communication platform, all of which we released in fiscal 2012.

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Maintain and extend our technological leadership. We intend to continue to develop innovative solutions for our target markets. We believe that our continued focus on developing such technologies with customer-driven feedback from the Ubiquiti Community will allow us to deliver products and solutions with disruptive price-performance characteristics that are specifically targeted to our markets. In addition, we believe our continued innovation is key to the value our products and solutions provide, and is a critical component to achieving user lock-in.

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Continue to grow our powerful user community. We believe our differentiated business model, powered by the Ubiquiti Community, provides us with a significant and sustainable competitive advantage over competitors. The Ubiquiti Community facilitates streamlined and efficient product development coupled with a highly efficient sales and distribution model that allows us to avoid the costs associated with expensive direct and channel organizations. The self-sustaining product support aspect of the Ubiquiti Community simplifies the deployment process and provides a highly effective real-time support system for customers.

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Continue to sell to our existing customers. We plan to continue to provide our customers with high performance, reliable, and cost-effective integrated products and solutions In particular, we believe our use of differentiated proprietary protocols and the scalability of our products positions us to grow with our customers as they build out their networks. Furthermore, we intend to cross-sell complementary solutions to our existing customers. For example, we believe customers of our airMAX solutions can benefit significantly from the incremental deployment of our EdgeMAX and airFiber products.

Our Technology and Products

We offer products and solutions based on our proprietary technology with disruptive price-performance characteristics across multiple markets. Utilizing low cost hardware, consumer chipsets and innovative software and firmware we build price-performance solutions to address both service providers and enterprises. In addition, our technology allows us to design our products for ease of manufacture. Our focus on cost efficiency, robust product design and high performance drives the development of our technology, products and solutions.

Technology Platforms

Our current major service provider and carrier solutions include:

Base Station/Backhaul/Customer Premise Equipment (“CPE”)/Bridge—airMAX

We offer end-to-end solutions that incorporate our proprietary RF technology, antenna design and firmware technologies. These technologies simplify the adoption and use of our products and provide our products and solutions with performance characteristics usually found only in the carrier-class wireless networking solutions and solve significant performance, reliability, scalability and ease-of-use challenges in the unlicensed RF spectrum.

In September 2009, we introduced our airMAX platform which includes proprietary protocols developed by us, which contain advanced technologies for minimizing signal noise. These proprietary protocols help our products deliver carrier-class wireless networking performance for video, voice and data applications. airMAX is able to support a wireless network that can scale to hundreds of clients per base station over long distances while maintaining low latency and high throughput. Unlike most systems using 802.11 standard protocols, which are primarily designed for indoor networks, our airMAX systems use a proprietary Time Division Multiple Access (TDMA) protocol to manage the sending and receiving of data over the network to maximize air time efficiency. airMAX incorporates smart polling, which is a feature that improves the scalability of a wireless network by predicting the voice and data requirements of an application at any given time and allocating the required bandwidth. airMAX also improves scalability by giving priority to active client hardware over idle client hardware to reduce perceived latency on large networks. airMAX provides users with the ability to seamlessly switch operating frequencies in real time to overcome noise and interference due to changes in the operating environment.

A majority of our airMAX products and solutions can leverage multiple input multiple output, or MIMO, technology, which relates to the use of multiple antennas at both the transmitter and receiver to improve performance. Most of our radios employ multiple independent transmitters and receivers to create independent communication channels using the same frequency spectrum. We use advanced array signal processing techniques to combine our radios’ communications channels into a single, higher data rate channel. Our approach to MIMO technology effectively doubles the capacity of our radios when compared to traditional radios. Each of our standalone antennas is dual polarized with radiation patterns that are optimized for MIMO performance. Our high performance outdoor antennas are designed to amplify signal power, resulting in stronger signals and better link quality, and to block noise. Our design produces a better signal-to-noise ratio for each channel and simplified signal processing to combine the channels, which in turn effectively doubles the throughput of our antennas, when compared to single input single output devices. Our devices support various encryption protocols including: WEP, WPA, WPA-TKIP, WPA-AES, WPA2, WPA2-TKIP and WPA2-AES.

Network Routing Platform—EdgeMAX

In September 2012, we announced EdgeMAX, a disruptive price-performance software and systems routing platform. We believe the initial product, the EdgeRouter Lite, is the world’s first sub-$100 router capable of over 1 million packets-per-second processing performance. EdgeMAX is powered by our full-featured EdgeOS operating system that includes advanced QoS, firewall, dynamic routing and VPN functionality.

Point-to-point Wireless Backhaul—airFiber

In March, 2012 we introduced airFiber, a 24 GHz point-to-point radio system. Components of the airFiber product, including the radio, were designed to provide low latency with high throughput. airFiber uses an integrated split antenna and a global positioning system to simultaneously send data packets from each side of the link. We engineered proprietary communication protocols so that airFiber does not suffer from the traditional packet overhead associated with Wi-Fi based standards. We believe airFiber will be considered a compelling alternative to wired backhaul as airFiber is not easily susceptible to vandalism, copper theft, and fiber optic damage because only the endpoints need to be secured. airFiber does not require physical infrastructure such as laying cable or fiber, and by utilizing unlicensed spectrum, customers achieve significantly faster deployment.

Our current major enterprise solutions include:

Enterprise WLAN—UniFi

In January 2011, we released our UniFi Enterprise Wi-Fi System, which is a scalable Wi-Fi solution that includes Wi-Fi certified hardware with a software based management controller, targeting enterprise customers. UniFi hardware utilizes MIMO technology, works with 802.11a/b/g/n and ac standards, and uses a single cable for data transmission and power-over-Ethernet. Unlike other enterprise Wi-Fi systems that utilize a costly hardware Wi-Fi switch, UniFi uses a virtual controller that allows for on-site management or remote management through the cloud, allowing customers to deploy UniFi in both indoor and outdoor applications. Each UniFi access point can be managed centrally with the UniFi Controller software, which we provide free of charge. The UniFi Controller enables enterprise WLAN managers to centrally configure and administer a UniFi network and individual access points without any special training and through secure access from any web browser. The UniFi platform provides automatic UniFi access point detection, firmware updates, real-time status, map loading, advanced security options and “zero handoff roaming”, our proprietary innovation for seamless roaming for mobile devices.

Video Surveillance—airVision

In August 2011, we introduced our line of AirCam H.264 megapixel IP cameras and our airVision management software controller. The H.264 cameras use a single cable for data transmission and power-over-Ethernet. airVision, our management controller software, can be used to manage multiple airCam H.264 IP cameras as well as manage digital video recorder devices. airVision software is available for download at no cost on our website and only manages Ubiquiti Network camera devices. Similar to our other network management products, airVision can be accessed securely from any web browser, provides detailed statistical reporting and advanced analytics and provides a management console with multiple views, versatile camera settings and customizable event recordings.

Machine-To-Machine Communication—mFi

In June 2012, we announced availability of mFi, which includes hardware sensors, power devices, and management software that allows devices to be monitored and controlled remotely via WiFi. For example, mFi allows users to manage and monitor their building temperature and power consumption. The management controller software is IP based and can be accessed from any browser locally or through the cloud. mFi software allows management to create rules to control numerous devices.

The table below summarizes information about our product platforms:

Name	Target Applications	Bands of Operation (GHz)	MSRP
Service Provider Products
airMAX	Base station/Backhaul/CPE/Bridge	0.9/ 2.4/ 3.6/ 5.8/10.0	$39 - $399
EdgeMAX	Routing	N/A	$99
airFiber	Microwave Backhaul	24.0	$1,498[1]
Enterprise Products
UniFi	WLAN	2.4/ 5.8	$29 - $229
airVision	IP Video Surveillance	N/A	$89 - $110
mFi	Machine-To-Machine Communication	2.4/ 5.8	$8 - $99

The Ubiquiti Community

We established the Ubiquiti forum, wiki and newsletter to foster a large, growing and engaged online community of service providers and distributors, customers and employees among others. The Ubiquiti Community powers our business model by facilitating rapid introductions and development of customer-oriented products. The Ubiquiti Community provides best practices, advice, troubleshooting and product feedback. It also acts as a source of product support and drives viral marketing. For the month of April, 2013, the Ubiquiti Community registered 30,258,425 message views.

The following describes the key aspects of our sustainable business model that are powered by the Ubiquiti Community:

•

Rapid customer and community-driven product development. We seek to identify features and products that are, or are expected to be, needed or desired by the majority of customers for that product. We rely on the Ubiquiti Community as a significant source of requests for features that we translate into new product ideas and designs.

•

Scalable sales and marketing model. We rely on the Ubiquiti Community to drive market awareness and demand for our products and solutions. This community-propagated viral marketing enables us to reach underserved and underpenetrated markets far more efficiently and cost effectively than is possible through traditional sales models. For example, there have been many instances where members of the Ubiquiti Community, who happen to be on online forums not affiliated with us, have strongly recommended that users of other wireless networking solutions try our products and solutions. We also hold conferences as an effective way to introduce and promote our products and solutions to the global Ubiquiti Community. For example, in 2012 and 2013, we held our Ubiquiti World Conference at locations in the United States, Brazil, Argentina, Hungary, Russia, China and India.

•

Self-sustaining product support. Our service providers and IT professionals, who enthusiastically support each other through the Ubiquiti forum, as well as other blogs and online groups, have fostered a large, scalable and, we believe, self-sustaining mechanism for rapid product support and dissemination of information. The members of the Ubiquiti Community respond to user questions posted on our forum in a rapid manner. These responses are then rated by other members of the Ubiquiti Community to help ensure that the users are receiving the best possible answers. Top answers to common questions are stored in the Ubiquiti Networks Community Knowledge Base. In addition, our internal customer support organization provides feedback on critical product issues, and augments the information in the Ubiquiti Community.

[1]	MSRP listed is for one airFiber unit only, but is typically sold in pairs.

Sales and Distribution

Historically, we have not employed a direct sales force, nor do we plan to in the future. We sell our products and solutions globally to service providers and enterprises primarily through our extensive network of distributors, and, to a lesser extent, original equipment manufacturers (“OEMs”) and direct customers. During fiscal 2012, we sold our products to approximately 100 distributors, OEMs and direct customers (collectively, “customers”) in over 50 countries. For the nine months ended March 31, 2013 and in fiscal 2012, fiscal 2011 and fiscal 2010, Flytec Computers Inc. represented 13%, 16%, 20% and 17% of our revenues, respectively. For the nine months ended March 31, 2013 and in fiscal 2012, fiscal 2011 and fiscal 2010, Streakwave Wireless Inc. represented less than 10%, 10%, 15% and 13% of our revenues, respectively. We had no other customer or distributor that accounted for more than 10% of our revenues for the nine months ended March 31, 2013 and in fiscal 2012, fiscal 2011 or fiscal 2010.

A substantial majority of our sales are made to distributors outside the United States and we anticipate that non-U.S. sales will continue to be a significant portion of our revenues. Sales in South America accounted for 21%, 25%, 26% and 10% of our revenues for the nine months ended March 31, 2013 and in fiscal 2012, fiscal 2011 and fiscal 2010, respectively. Sales in Europe, the Middle East and Africa accounted for 41%, 37%, 35% and 40% of our revenues for the nine months ended March 31, 2013 in fiscal 2012, fiscal 2011 and fiscal 2010, respectively. We do not have any visibility on the location or extent of purchases of our products by individual service providers and enterprises from our distributors. Information regarding financial data by geographic areas is set forth elsewhere in this prospectus. See Note 13 of our Notes to Consolidated Financial Statements for the year ended June 30, 2012 included elsewhere in this prospectus.

Although we publish an MSRP for our products, our distributors have control of pricing to the ultimate purchaser. Historically, we did not provide our distributors with any substantial sales training or marketing materials; however, currently, we are expanding our product education offerings for distributors, as well as increasing marketing support. Our agreements with our distributors do not limit their ability to carry products that compete with ours. Our distribution agreements generally have a one year term, subject to automatic renewal unless cancelled by one of the parties. Our distributors typically provide us with purchase orders for delivery within 60 days, which we use to forecast future demand and estimate desired inventory builds.

We have initiated a training program for our distributors and other interested individuals so that they can educate and train others on the effective deployment and use of our products and solutions. As of March 31, 2013, Ubiquiti has 102 certified trainers with 2,050 distributors and other interested individuals having completed the certification process. The goal is for those completing the certification process to in turn educate and train service providers and enterprise customers on the effective deployment and use of our products and solutions. We offer the training program to distributors and other interested individuals in different languages throughout the world.

Manufacturing and Suppliers

We retain contract manufacturers to manufacture, control the quality of and ship our products. We primarily utilize contract manufacturers located in China. Our relationships with contract manufacturers allow us to conserve working capital, reduce manufacturing costs and minimize delivery lead times while maintaining high product quality and the ability to scale quickly to handle increased order volume. We make substantially all of our purchases from our contract manufacturers on a purchase order basis. Our contract manufacturers are not required to manufacture our products for any specific period or in any specific quantity. We expect that it would take approximately three to six months to transition manufacturing, quality assurance and shipping services to new providers.

Our internal manufacturing organization consists of supply chain managers, logistics employees and contractors who supervise the manufacture of our products at contract manufacturer sites and test engineers. We rely on our contract manufacturers and our internal quality assurance resources to implement quality assurance programs designed to achieve high product quality and reliability. We believe that our low warranty expenses and product return rate to date reflect a high level of product quality. We tightly integrate our research and development efforts with our supplier selection process. Once product manufacturing quality reaches a satisfactory level, we move into full scale production at the same contract manufacturer site. We also evaluate and utilize other suppliers for components from time to time.

We rely on third party components and technology to build and operate our products, and we rely on our contract manufacturers to obtain the components, subassemblies and products necessary for the manufacture of our products. While components and supplies are generally available from a variety of sources, we and our contract manufacturers currently depend on a single or limited number of suppliers for several components for our products. We and our contract manufacturers rely on purchase orders rather than long-term contracts with these suppliers. The majority of our product revenues are dependent upon the sale of products that incorporate components from Qualcomm Atheros and we do not have a second source for their chipsets. We are party to a non-exclusive license agreement with Qualcomm Atheros whereby we license certain technology that we incorporate into our products. The current term of our amended license agreement with Qualcomm Atheros expires on September 1, 2013. This agreement automatically renews for successive one year periods unless the agreement is terminated by written notice of nonrenewal at least 90 days prior to the end of its then-current term. We depend on this license agreement to modify and replace firmware that Qualcomm Atheros provides with the chipsets with our proprietary firmware. While our agreement with Qualcomm Atheros remains effective, in accordance with the current terms of the agreement, either party may terminate the agreement without cause at the end of the annual contract term.

We do not stockpile sufficient chipsets to cover the time it would take to re-engineer our products to replace the Qualcomm Atheros chipsets. If we need to seek a suitable second source for Qualcomm Atheros in our products, there can be no assurance that we would be able to successfully source our chipsets on suitable terms, if at all. In any event, our use of chipsets from multiple sources may require us to significantly modify our designs and manufacturing processes to accommodate these different chipsets.

Research and Development

Our research and development organization is responsible for the design, development and testing of our products. Our engineering team has deep expertise and experience in networking and antenna design, and we have a number of personnel with longstanding experience with network architecture and operation. We have developed and intend to continue to develop our technology in part by operating with a relatively flat reporting structure that relies on individual contributors or small development teams to develop, test and obtain feedback for our products. Our products and solutions benefit from the active engagement between the Ubiquiti Community and our research and development personnel throughout the product development cycle, resulting in rapid introduction and adoption of new products. Our research and development personnel evaluate the input from service providers, IT professionals and enterprises and respond to their needs by modifying our products or developing new products based on the input received.

As of March 31, 2013, our research and development team consisted of 105 full time equivalent employees located in California, Illinois, Lithuania and Taiwan. Our research and development operations work together on product development and new versions of our existing products. Our research and development expenses were $15.4 million, $16.7 million, $11.4 million and $31.7 million (including the stock-based compensation resulting from the Summit transaction of $26.2 million in fiscal 2010) for the nine months ended March 31, 2013, fiscal 2012, fiscal 2011 and fiscal 2010, respectively. We expect that the number of our research and development personnel will continue to increase over time and that our research and development expenses will also increase.

Competition

The markets for networking solutions for service providers, enterprise WLAN, video surveillance, microwave backhaul and machine-to-machine communications technology are highly competitive and are influenced by the following competitive factors, among others:

•	total cost of ownership and return on investment associated with the solutions;

•	simplicity of deployment and use of the solutions;

•	ability to rapidly develop high performance integrated solutions;

•	reliability and scalability of the solutions;

•	market awareness of a particular brand;

•	ability to provide secure access to wireless networks;

•	ability to offer a suite of products and solutions;

•	ability to allow centralized management of the solutions; and

•	ability to provide quality product support.

We believe we compete favorably with respect to these factors. Although we are a recent entrant in the video surveillance, microwave backhaul, routing and machine-to-machine communication markets, we believe our products compete favorably in these product categories. We have been successful in rapidly developing high performance integrated solutions because we use individual contributors and small, experienced development teams that focus on the key needs of underserved and underpenetrated markets. Our products and solutions are designed to meet the price-performance characteristics demanded by our customers to achieve a strong overall return on their investment. Our products are designed to operate in growing networks without degradation in performance or operational complexity.

In the integrated radio market, our competitors include Alvarion Ltd., Motorola Inc. and Trango Systems Inc. In the 900MHz product market, our competitors include Cisco Systems, Inc. and Proxim Inc. In the embedded radio market, our competitors include Mikrotīkls Ltd. and Senao Networks, Inc. In the backhaul market, our competitors include Ceragon Networks, Inc., Mikrotīkls Ltd. and DragonWave Inc. In the CPE market, our competitors include Mikrotīkls, Ruckus Wireless Inc. and TP-LINK Technologies CO., LTD. In the antenna market, we primarily compete with PCTEL, Inc. and Radio Waves, Inc. In the enterprise WLAN market, we primarily compete with Ruckus, Aruba Networks, Inc. and Cisco. In the video surveillance market, we primarily compete with Vivotek, Inc., Axis Communications AB, Schneider and Mobotix Corp. In the microwave backhaul market, we primarily compete with Cambium, DragonWave, SAF Tehnika and Trango. In the machine-to-machine communications market, we primarily compete with EnergyHub, Inc., Motorola and AlertMe.com Ltd. We expect increased competition from other established and emerging companies if our market continues to develop and expand. As we enter new markets, we expect to face competition from incumbent and new market participants.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights. These laws, procedures and restrictions provide only limited protection and the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and still evolving. Furthermore, effective patent, trademark, copyright and trade secret protection may not be available in every country in which our services and products are available. We seek patent protection for certain of our key concepts, components, protocols, processes and other inventions.

As of March 31, 2013, we had eight issued patents in the United States and over 30 pending U.S. and foreign patent applications. These patent applications relate to various high-level features embedded in certain of our products, including the integration of components in a microwave system and certain performance improvements to radio receivers. We have filed, and will continue to file, patent applications in the United States and other countries where we believe there to be a strategic technological or business reason to do so. Any patents issued to us now or in the future may be challenged, invalidated or circumvented and may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers.

As of March 31, 2013, we owned U.S. trademark registrations in our logo, UBNT, airControl, airGrid, airMAX, airView, airOS and design, UniFi and design, and a number of trademark applications and registrations in the United States and other countries.

We endeavor to enter into agreements with our employees and contractors and with parties with whom we do business in order to limit access to and disclosure of our proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use or reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive with ours or that infringe on our intellectual property. The enforcement of our intellectual property rights also depends on the success of our legal actions against infringers and counterfeiters, but these actions may not be successful, even when our rights have been infringed.

Employees

As of March 31, 2013, we employed 169 full time equivalent employees, which included 105 in research and development, 25 in sales, general and administrative and 39 in operations. As of that date, we had 76 in the United States, 24 in Lithuania, 43 in Taiwan and 23 in China. We also engage a number of temporary employees and consultants. None of our employees are represented by a labor union or is a party to a collective bargaining agreement.

Corporate Information

We incorporated in the State of California in 2003 as Pera Networks, Inc. and we commenced our current operations in 2005 and changed our name to Ubiquiti Networks, Inc. at that time. In June 2010, Ubiquiti Networks, Inc., a California corporation, changed its state of organization to Delaware by merging with and into Ubiquiti Networks, Inc., a Delaware corporation. Our executive offices are located at 2580 Orchard Parkway, San Jose, California 95131, and our telephone number is (408) 942-3085. Our website address is www.ubnt.com. The information on, or that can be accessed through, our website is not part of this prospectus.

Unless the context requires otherwise, the words “we,” “us,” “our” and “Ubiquiti” refer to Ubiquiti Networks, Inc. and its subsidiaries as a whole.

As of March 31, 2013, we owned U.S. trademark registrations in our logo, UBNT, airControl, airGrid, airMAX, airView, airOS and design, UniFi and design, and a number of trademark applications and registrations in the U.S. and worldwide.

Properties

Our corporate headquarters are located in San Jose, California under a building lease which we entered into in December 2011. The lease term is from April 1, 2012 through June 30, 2017. The premises consist of 64,512 rentable square feet of space. We incur costs related to additional properties around the world and within the facilities of certain suppliers for use as research and development facilities, sales and support offices, warehouses and logistics centers and test facilities. The size and location of these properties change from time to time based on business requirements. We do not own any manufacturing facilities, and we contract and license to third parties the production and distribution of our hardware. For our research and development and sales and support personnel, we also have leased offices in Taipei, Taiwan, Kaunas, Lithuania and Barrington, Illinois. We believe our current facilities will be adequate or that additional space will be available on commercially reasonable terms for the foreseeable future.

Legal Proceedings

Intellectual Property

We are subject to, and may in the future be subject to legal proceedings and claims in the ordinary course of business regarding the rights and use of our intellectual property. We have received, and may in the future receive, claims from third parties alleging infringement of their intellectual property rights and requests for indemnification from our business partners or purchasers of our products arising out of third-party infringement claims. Future litigation may be necessary to defend ourselves, our partners and customers and our wireless carriers by determining the scope, enforceability and validity of third party proprietary rights or to establish our proprietary rights.

Anti-Counterfeiting Litigation

In May 2012, we filed a lawsuit in the U.S. federal court for the Northern District of California against Kozumi USA Corp. and its owner Shao Wei (William) Hsu. The lawsuit alleged that Kozumi and Mr. Hsu have engaged in intellectual property theft, and illegal manufacturing and sale of counterfeit Ubiquiti products. In June 2012, the court granted our application for a temporary restraining order enjoining Kozumi and Mr. Hsu and anyone in active concert or participation with them from using our trademarks, destroying evidence of counterfeiting and infringement, or assisting, aiding or abetting any other person or business entity in engaging in or performing any of such activities. In July 2012, the court issued a preliminary injunction against Kozumi and Mr. Hsu to the same effect and froze Mr. Hsu’s real estate assets in the U.S. We intend to vigorously pursue this and other legal actions against the counterfeiters in the U.S. and other countries.

Export Compliance

In January 2011, OEE contacted us to request that we provide information related to our relationship with a logistics company in the UAE and with a company in Iran, as well as information on the export classification of our products. As a result of this inquiry we, assisted by outside counsel, conducted a review of our export transactions from 2008 through March 2011 to not only gather information responsive to OEE’s request but also to review our overall compliance with export control and sanctions laws. We believe our products have been sold into Iran by third parties. We do not believe that we directly sold, exported or shipped our products into Iran or any other country subject to a U.S. embargo. However, until early 2010, we did not prohibit our distributors from selling our products into Iran or any other country subject to a U.S. embargo. It was in the course of this review that we identified the Iranian sales of Distributor 1 after February 2010 and the Iranian sales of Distributor 2. Our review also found that while we had obtained required Commodity Classification Rulings for our products in June 2010 and November 2010, we did not advise our shipping personnel to change the export authorizations used on our shipping documents until February 2011. During the course of our export control review, we also determined that we had failed to maintain adequate records for the five year period required by the EAR and the sanctions regulations due to our lack of infrastructure and because it was prior to our transition to our current system of record, NetSuite. See “Risk Factors—We are subject to numerous U.S. export control and economic sanctions laws and a substantial majority of our sales are into countries outside of the United States. Sales outside of the United States represented 77% and 76% of our revenues in the nine months ended March 31, 2013 and fiscal 2012, respectively. Although we did not intend to do so, we have violated certain of these laws in the past, and we cannot currently assess the nature and extent of any fines or other penalties, if any, that U.S. governmental agencies may impose against us or our employees for any such violations. Any fines, if materially different from our estimates, or other penalties, could have a material adverse effect on our business and financial results.”

In May 2011, we filed a self-disclosure statement with the BIS and OEE. In June 2011 we filed a self-disclosure statement with OFAC, regarding the compliance issues noted above. The disclosures address the above described findings and the remedial actions we have taken to date. However, the findings also indicate that both distributors continued to sell, directly or indirectly, our products into Iran during the period from February 2010 through March 2011 and that we received various communications from them indicating that they were continuing to do so. Since January 2011, we have cooperated with OEE and, prior to our disclosure filing, we informally shared with the OEE the substance of our findings with respect to both distributors. From May 2011 to August 2011, we provided additional information regarding our review and our findings to OEE to facilitate its investigation and OEE advised us in August 2011 that it had completed its investigation of us. In August 2011, we received a warning letter from OEE stating that OEE had not referred the findings of our review for criminal or administrative prosecution of us and closed the investigation without penalty.

OFAC is still reviewing our voluntary disclosure. In our submission, we have provided OFAC with an explanation of the activities that led to the sales of our products in Iran and the failure to comply with the EAR and OFAC sanctions. Although our OFAC and OEE voluntary disclosures covered similar sets of facts that led the OEE to resolve the case with the issuance of a warning letter, OFAC may conclude that our actions resulted in violations of U.S. export control and economic sanctions laws and warrant the imposition of penalties that could include fines, termination of our ability to export our products, and/or referral for criminal prosecution. The maximum civil monetary penalty for the violations is up to $250,000 or twice the value of the transaction, whichever is greater, per violation. The penalties may be imposed against us and/or our management. Any such fines or restrictions may be material to our financial results in the period in which they are imposed. Also, disclosure of our conduct and any fines or other action relating to this conduct could harm our reputation and have a material adverse effect on our business, operating results and financial condition. We cannot predict when OFAC will complete its review or decide upon the imposition of possible penalties.

We have taken actions designed to ensure that export classification information is distributed to the appropriate personnel in a timely manner and have adopted policies and procedures to promote our compliance with applicable export laws and regulations, including obtaining written distribution agreements with substantially all of our distributors that contain covenants requiring compliance with U.S. export control and economic sanctions law; notifying all of our distributors of their obligations and obtaining updated distribution agreements from distributors that account for over 99% of our distributor revenue in fiscal 2012. However we cannot be sure such actions will be effective. Additionally, our failure to amend all our distribution agreements and to implement more robust compliance controls immediately after the discovery of Iran-related sales activity in early 2010 may be aggravating factors that could impact the imposition of penalties imposed on us or our management. Further, should our efforts to ensure our compliance with applicable export laws and regulations not be sufficient in preventing our distributors from distributing our products into a country subject to a U.S. embargo or otherwise violating applicable export laws and regulations in the future, we could be subject to government investigations or penalties in the future. Any such penalties, if they occur, may be more severe in light of our prior violations discussed above. Based on the facts known to us to date, we recorded an expense of $1.6 million for this export compliance matter in fiscal 2010, which represents management’s estimated exposure for fines in accordance with applicable accounting literature. This amount was calculated from information discovered through our internal review and we deem this loss to be probable and reasonably estimable. However, we believe that it is reasonably possible that the loss may be higher, but we cannot reasonably estimate the range of any further potential losses. Should additional facts be discovered in the future and/or should actual fines or other penalties substantially differ from our estimates, our business, financial condition, cash flows and results of operations would be materially negatively impacted.

Shareholder Class Action Lawsuits

Beginning on September 7, 2012, two shareholder class action complaints were filed against us, certain of our officers and directors and the underwriters of our initial public offering in the United States District Court for the Northern District of California. On January 30, 2013, the plaintiffs filed an Amended Consolidated

Complaint, which alleges claims under the Securities Act of 1933, the Securities Exchange Act of 1934 and SEC Rule 10b-5 on behalf of a purported class of those who purchased our common stock between October 14, 2011 and August 9, 2012 and/or acquired our stock pursuant to or traceable to the registration statement for the initial public offering. The Amended Consolidated Complaint alleges that the defendants violated the federal securities laws by issuing false or misleading statements regarding the sale of counterfeit versions of our products. The consolidated complaint seeks, among other things, damages and interest, rescission, and attorneys’ fees and costs. On March 26, 2013 we filed a motion to dismiss the complaint. On April 30, 2013, the plaintiffs filed an opposition to our motion to dismiss. A date for oral arguments for the motion to dismiss has been scheduled for July 9, 2013.

We believe that the allegations in the consolidated complaint are without merit and intend to vigorously contest the litigation. However, there can be no assurance that we will be successful in our defense. Because the case is at a very early stage, we cannot currently estimate the loss or the range of possible losses we may experience in connection with this litigation.

Other

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. Except as described above, we are not currently party to any litigation that we expect to be material; however, litigation is inherently unpredictable. Therefore, we could incur judgments or enter into settlements of claims, or indemnify third parties, any of which could materially impact our results.

MANAGEMENT

The following table sets forth the names and positions of our executive officers and directors and, as of May 24, 2013, their ages:

Name	Age	Position
Executive Officers
Robert J. Pera	35	Chief Executive Officer and Director
John Sanford	49	Chief Technology Officer
Benjamin Moore	36	Vice President, Business Development
Craig Foster	42	Chief Financial Officer
Jessica Zhou	40	General Counsel and Vice President of Legal Affairs

Directors
Robert J. Pera	35	Chief Executive Officer and Director
Peter Y. Chung(2)(3)	45	Director
Charles J. Fitzgerald(1)	46	Director
John L. Ocampo(1)(2)(3)	54	Director
Ronald A. Sege(3)	56	Director
Robert M. Van Buskirk(1)(2)	64	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and governance committee.

Executive Officers

Robert J. Pera. Mr. Pera founded our company in September 2003 and our company began current operations in 2005. Mr. Pera has served as our chief executive officer since our inception and as our director since September 2003. From January 2003 to February 2005, Mr. Pera was a wireless engineer with Apple, Inc., a consumer technology products company. Mr. Pera holds a B.A. in Japanese Language, a B.S. in Electrical Engineering and an M.S. degree in Electrical Engineering (emphasis in Digital Communications / RF Circuit Design) from the University of California, San Diego.

John Sanford. Dr. Sanford served as a consultant to us from September 2007 to April 2010 and has served as our chief technology officer since May 2010. From August 2003 to July 2007, Dr. Sanford was chief technology officer of Cushcraft Corporation/Laird Technologies, a company specializing in antenna design and manufacturing. From April 2003 to August 2003, Dr. Sanford served as president of Optimal RF, Inc., a private antenna design company. From March 1999 to August 2003, Dr. Sanford served as the chief technical officer of REMEC, Inc, a communications equipment company, and served in various other capacities including head of engineering of Northern California operations and general manager of the Fixed Wireless (WiMAX) Division. From January 1997 until February 1999, Dr. Sanford served as president of Smartwaves International, a wireless communications company, which was acquired by REMEC in February 1999. From June 1993 to November 1996, he was a researcher at Chalmers University of Technology. From 1988 through 1993, Dr. Sanford headed the Mobile Tower Top Group at Huber & Suhner AG. From 1985 to 1988, he was a research engineer and group manager with the Georgia Tech Research Institute. Dr. Sanford holds a B.S. in Electrical Engineering from Syracuse University, an M.S. in physics from Georgia State University and a Ph.D. in Electromagnetics from École polytechnique fédérale de Lausanne. Dr. Sanford also received a Docent from Chalmers University.

Benjamin Moore. Mr. Moore has served as our vice president of business development since May 2008. From February 2007 to April 2008, Mr. Moore served as a product manager in the IAS group within Laird Technologies. From June 2005 until February 2007, Mr. Moore served as a sales manager within Cushcraft

Corporation until its acquisition by Laird Technologies. From April 2000 to June 2005, Mr. Moore served as general manager of Pacific Wireless, an antenna design company, until its acquisition by Cushcraft Corporation. Mr. Moore holds a B.A. in Business Management from Utah Valley University.

Craig Foster. Mr. Foster has served as our Chief Financial Officer since March 2013. From June 2012 to February 2013, Mr. Foster served as a director in the technology infrastructure and software group of Credit Suisse Securities (USA) LLC, an investment bank. From August 2007 to June 2012, Mr. Foster most recently served as an Executive Director and co-head of the software group of UBS Securities LLC, an investment bank. Mr. Foster holds an M.B.A. in Finance from the Wharton School of Business and a B.A. in Economics from the University of California, San Diego.

Jessica Zhou. Ms. Zhou has served as our general counsel and vice president of legal affairs since March 2012. From January 2009 to March 2012, Ms. Zhou served as General Counsel of Canadian Solar Inc., a public company listed on the NASDAQ and one of the world’s largest solar companies. Prior to that, Ms. Zhou practiced corporate and securities law at Latham & Watkins LLP and other leading international law firms. Ms. Zhou received a J.D. from the University of Wisconsin Law School and a B.A. degree from Beijing University.

Nonemployee Directors

Charles J. Fitzgerald. Mr. Fitzgerald has served as our director since March 2010. Mr. Fitzgerald joined Summit Partners, L.P. in 2001 and has served in a variety of roles, the most recent of which is managing director. From 1997 to 2000, Mr. Fitzgerald served as chief executive officer of North Systems, Inc., a software company. He also currently serves as a director of several privately held companies and previously served as a director of Global Cash Access Holdings, Inc. from May 2004 to May 2010 and Visual Sciences, Inc. from May 2002 to January 2008. Mr. Fitzgerald holds a B.S. in Computer Science from the Georgia Institute of Technology and an M.B.A. from Harvard Business School. We believe that Mr. Fitzgerald possesses specific attributes that qualify him to serve as a member of our Board and serve as a member of our audit committee, including his experience in the private equity and venture capital industries and as a director of public companies.

Ronald A. Sege. Mr. Sege has served as our director since October 2012. Since August 2010, Mr. Sege has served as president and chief executive officer and a member of the board of directors of Echelon Corporation, a energy control networking solutions provider. Prior to joining Echelon, from 2008 to 2010, he was president, chief operating officer and a member of the board of directors of 3COM Corporation. He held the position of president and chief executive officer of Tropos Networks, a provider of wireless broadband networks, from 2004 to 2008, and was the president and chief executive officer of Ellacoya Networks, a provider of broadband service optimization solutions based on deep packet inspection technology, from 2001 to 2004. Earlier in Mr. Sege’s career, he was executive vice president at Lycos, an internet search engine, from 1998 to 2001 and he spent 10 years at 3COM holding various executive vice president and vice president positions. Mr. Sege received his B.A. in Economics from Pomona College and earned an M.B.A. from the Harvard Business School. We believe that Mr. Sege possesses specific attributes that qualify him to serve as a member of our board of directors, including his industry and board leadership experience.

Robert M. Van Buskirk. Mr. Van Buskirk has served as our director since May 2011. Since May 2012, Mr. Van Buskirk has served as a director of Empower RF Systems, Inc., a provider of power amplifier solutions. Since November 2007, Mr. Van Buskirk has served as corporate vice president and president of the Multi-Market Products Group of RF Micro Devices, Inc., a radio frequency semiconductor and components manufacturer. From May 1999 to November 2007, Mr. Van Buskirk served as the chief executive officer, president and a director of Sirenza Microdevices, Inc., which was acquired by RF Micro Devices in November 2007. Before joining Sirenza, from August 1998 to May 1999, Mr. Van Buskirk was the executive vice president of business development and operations at Multilink Technology Corporation, a company specializing in the design, development and marketing of high bit-rate electronic products for advanced fiber optic transmission systems.

Prior to his position at Multilink, Mr. Van Buskirk held various management positions at TRW (now Northrop Grumman), a semiconductor wafer manufacturer, including executive director of the TRW GaAs Telecommunications Products business from 1993 to August 1998. Mr. Van Buskirk holds a B.S. in Communications from California State University, Long Beach and has taken post-graduate course work in finance and contract management at University of California, Los Angeles and in engineering management at Loyola Marymount University. We believe Mr. Van Buskirk possesses specific attributes that qualify him to serve as a member of our Board and as chair of our audit committee, a member of our compensation committee and chair of our nominating and governance committee, including his extensive and business management experience in the technology industry, including his experience as a director of a public company.

Peter Y. Chung. Mr. Chung has served as our director since March 2010. Mr. Chung is a managing director and member of various entities affiliated with Summit Partners, L.P., where he has been employed since 1994. He is currently a director of M/A-COM Technology Solutions Holdings, Inc., a provider of semiconductor solutions for use in radio frequency, microwave and millimeter wave applications, and several privately-held companies. Previously Mr. Chung served as a director of iPayment, Inc., a payment processing company, NightHawk Radiology Holdings, Inc., a provider of teleradiology services, SeaBright Holdings, Inc., a specialty workers’ compensation insurer, and Sirenza Microdevices, Inc., an RF components company. Mr. Chung holds an A.B. in Economics from Harvard University and an M.B.A. from the Stanford University Graduate School of Business. We believe that Mr. Chung possesses specific attributes that qualify him to serve as a member of our Board and serve as chair of our compensation committee and a member of our nominating and governance committee, including his experience in investment banking, private equity and venture capital investing and in the communications technology sector, as well as his prior service on public and private company boards.

John L. Ocampo. Mr. Ocampo has served as our director since October 2010. Since April 2009, Mr. Ocampo has served as chairman of the board of M/A-COM Technology Solutions Holdings, Inc., a provider of semiconductor solutions for use in radio frequency, microwave and millimeter wave applications. Mr. Ocampo also co-founded Gaas Labs, a private equity fund focusing on the communications semiconductor industry, and has served as its president since November 2007. Mr. Ocampo was a co-founder of Sirenza Microdevices, Inc., and served as a director from Sirenza’s inception in 1985 until its sale to RF Micro Devices in November 2007. He also served as its chairman of the board from December 1998 to November 2007. From May 1999 to September 2002, Mr. Ocampo also served as Sirenza’s chief technology officer, and from 1984 to May 1999 as its president and chief executive officer. From 1982 to 1984, Mr. Ocampo served as General Manager at Magnum Microwave, a radio frequency component manufacturer. From 1980 to 1982, he served as Engineering Manager at Avantek, a telecommunications engineering company, which was acquired by Hewlett-Packard. Mr. Ocampo holds a B.S.E.E. from Santa Clara University. We believe that Mr. Ocampo possesses specific attributes that qualify him to serve as a member of our board of directors and serve as a member of our compensation committee and a member of our nominating and governance committee including his industry and board leadership experience.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information as of March 31, 2013, as to shares of our common stock beneficially owned by: (1) each person who is known by us to own beneficially more than 5% of our common stock, (2) each of our named executive officers for fiscal 2012, (3) each of our directors and nominees, (4) all our directors and executive officers as a group, and (5) each of our selling stockholders. Unless otherwise stated below, the address of each beneficial owner listed on the table is c/o Ubiquiti Networks, Inc., 2580 Orchard Parkway, San Jose, California 95131.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

The percentage of common stock beneficially owned is based on 87,067,124 shares outstanding as of March 31, 2013. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days after March 31, 2013 and RSUs that will vest within 60 days after March 31, 2013. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Shares Beneficially Owned				Shares Beneficially Owned
	Prior to This Offering		Shares To Be Sold in This Offering	Shares Subject to Overallotment	After This Offering		After This Offering (Overallotment Option Exercised in Full)
	Number	Percentage	Number	Number	Number	Percentage	Number	Percentage
5% Stockholders:
Entities affiliated with Summit Partners, L.P.(1)	15,095,543	17.34%	5,970,000	1,055,000	9,125,543	10.48%	8,070,543	9.27%
Patrick Jabbaz	4,771,495	5.48%	—	—	4,771,495	5.48%	4,771,495	5.48%

Named Executive Officers and Directors:
Robert J. Pera	57,802,770	66.39%	1,700,000	—	56,102,770	64.44%	56,102,770	64.44%
Craig Foster	—	—	—	—	—	—	—	—
John Ritchie(2)	360,043	*	—	—	360,043	*	360,043	*
Benjamin Moore(3)	1,769,890	1.99%	30,000	—	1,739,890	1.96%	1,739,890	1.96%
John Sanford	430,545	*	—	—	430,545	*	430,545	*
Ronald A. Sege	—	—	—	—	—	—	—	—
Jessica Zhou	7,679	*	—	—	7,679	*	7,679	*
Peter Y. Chung(4)	15,095,543	17.34%	5,970,000	1,055,000	9,125,543	10.48%	8,070,543	9.27%
Charles J. Fitzgerald(5)	15,095,543	17.34%	5,970,000	1,055,000	9,125,543	10.48%	8,070,543	9.27%
John L. Ocampo(6)	349,500	*	—	100,000	349,500	*	249,500	*
Robert M. Van Buskirk(7)	33,332	*	—	—	33,332	*	33,332	*
All directors and executive officers as a group (10 persons)(8)	75,489,259	84.98%	7,700,000	1,155,000	67,789,259	76.31%	66,634,259	75.01%

*	Amount represents less than 1% of our common stock.
(1)

Includes 9,401,443 shares of common stock held by Summit Partners Private Equity Fund VII-A, L.P., 5,646,658 shares of common stock held by Summit Partners Private Equity Fund VII-B, L.P., 43,361 shares of common stock held by Summit Investors I, LLC and 4,081 shares of common stock held by Summit Investors I (UK), L.P. Summit Partners, L.P. is (i) the managing member of Summit Partners PE VII, LLC, which is the general partner of Summit Partners PE VII, L.P., which is the general partner of Summit

Partners Private Equity Fund VII-A, L.P. and Summit Partners Private Equity Fund VII-B, L.P., and (ii) the managing member of Summit Investors Management, LLC, which is the manager of Summit Investors I, LLC., and the general partner of Summit Investors I (UK), L.P. Summit Partners, L.P., through a two-person investment committee, currently composed of Martin J. Mannion and Bruce R. Evans, has voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. The address for each of these entities is 222 Berkeley Street, 18th Floor, Boston, MA 02116.

(2)	Mr. Ritchie departed the company in February 2013.
(3)	Includes 1,764,890 shares of common stock issuable upon the exercise of vested options.
(4)	Includes shares held by entities affiliated with Summit Partners, L.P. Mr. Chung is a member of the general partner of Summit Partners, L.P. and as a result may be deemed to beneficially own the shares owned by entities affiliated with Summit Partners, L.P. Mr. Chung disclaims ownership of the shares held by such entities, except to the extent of his pecuniary interest therein.
(5)	Includes shares held by entities affiliated with Summit Partners, L.P. Mr. Fitzgerald is a member of the general partner of Summit Partners, L.P. and as a result may be deemed to beneficially own the shares owned by entities affiliated with Summit Partners, L.P. Mr. Fitzgerald disclaims ownership of the shares held by such entities, except to the extent of his pecuniary interest therein.
(6)	Includes 335,000 shares of common stock held by the Ocampo Family Trust. Mr. Ocampo is an affiliate of the Ocampo Family Trust and as a result may be deemed to beneficially own the shares owned by the Ocamo Family Trust.
(7)	Includes 2,778 shares of common stock issuable upon vesting of RSUs that will vest within 60 days of March 31, 2013.
(8)	Includes 1,764,890 shares of common stock issuable upon the exercise of vested options and 2,778 shares of common stock issuable upon vesting of RSUs that will vest within 60 days of March 31, 2013.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws. Copies of these documents have been filed with the SEC as exhibits to this registration statement, of which this prospectus forms a part.

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

As of March 31, 2013, there were 87,067,124 shares of common stock outstanding. As of such date there were 3,735,512 shares of common stock subject to outstanding options and 704,435 shares of common stock subject to outstanding RSUs.

Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. All of our outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further vote or action by the stockholders, to issue from time to time up to an aggregate of 50,000,000 shares of preferred stock in one or more series and to fix or alter the designations, powers, preferences and rights, and the qualifications, limitations or restrictions of the shares of each such series of preferred stock, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control. As of March 31, 2013, we had no preferred stock outstanding.

Registration Rights

Following the closing of this offering and assuming no exercise of the underwriters’ over-allotment option, certain holders of shares of our common stock, including 9,125,543 shares primarily consisting of shares of our common stock issued upon the conversion of our convertible preferred stock and 56,102,770 shares of our common stock held by our chief executive officer, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to a registration agreement by and among us and certain of our stockholders. As applicable, we refer to these shares collectively as registrable securities.

Long-form demand registration rights. At any time the holders of at least a majority of the outstanding registrable securities that were issued upon conversion of our Series A preferred stock in our initial public offering may demand that we effect a registration under the Securities Act on Form S-1 covering the public offering and sale of all or part of the registrable securities held by such stockholders, provided that the value of the registrable securities that such holders propose to sell in such offering is at least $25.0 million. Upon any such demand, we must use our commercially reasonable efforts to effect the registration of the registrable securities which we have been requested to register together with all other registrable securities that we may have been requested to register by other stockholders pursuant to the incidental registration rights described below. We are only obligated to effect two registrations in response to these demand registration rights for the holders of the registrable securities. We may defer any such registration for up to 120 days if our board of directors reasonably determines such registration would reasonably be expected to have a material adverse effect on a transaction we plan or propose to engage in.

Short form registration rights. At any time after we are qualified to file a registration statement on Form S-3, the holders of a majority of the outstanding registrable securities that were issued upon conversion of our Series A preferred stock in our initial public offering may request in writing that we effect a registration on Form S-3, provided that the value of the registrable securities that such holders propose to sell in such offering is at least $5.0 million, subject to certain exceptions. We are obligated to file up to two registration statements on Form S-3 in any 12-month period.

Incidental registration rights. If we register any securities for public sale, including pursuant to any stockholder initiated demand registration, holders of the registrable securities will have the right to include their shares in the registration statement, subject to certain exceptions relating to employee benefit plans and mergers and acquisitions. The underwriters of any underwritten offering will have the right to limit the number of registrable securities to be included in the registration statement on a pro rata basis, subject to certain restrictions.

Expenses of registration. We will pay all registration expenses related to any long-form demand, short-form demand or incidental registration other than underwriting discounts and selling commissions which will be borne by the holders of the registrable securities.

Indemnification. The registration agreement contains indemnification provisions pursuant to which we are obligated to indemnify the selling stockholders, underwriters and certain of their affiliates in the event of material misstatements or omissions in the registration statement or related violations of federal and state securities law by us. As a condition to including their securities in any registration statement filed pursuant to demand or incidental registration rights, we may require the selling stockholders to agree to indemnify us for misstatements or omissions attributable to them.

Anti-takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. We expect these provisions and certain provisions of Delaware law, which are summarized below, to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated preferred stock. As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limits on the ability of stockholders to act by written consent or call a special meeting. Our amended and restated certificate of incorporation provides that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our certificate of incorporation or bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that special meetings of the stockholders may be called only by the board of directors acting pursuant to a resolution adopted by a majority of the total authorized directors, the chairperson of our board of directors, our chief executive officer (or in the absence of the chief executive officer, the president) or a majority of our board of directors. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for advance notification of stockholder nominations and proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board classification. Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. For more information on the classified board of directors, see our definitive proxy statement on Schedule 14A for the 2012 annual meeting of stockholders filed on October 25, 2012. Our classified board of directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Election and removal of directors. Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of our board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, vacancies and newly created directorships on our board of directors may be filled only by a majority of the directors then serving on the board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, directors may be removed only for cause.

No cumulative voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our restated certificate of incorporation provides otherwise. Our restated certificate of incorporation and amended and restated bylaws do not expressly provide for cumulative voting. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of directors’ decision regarding a takeover.

Delaware anti-takeover statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Co., N.A. The transfer agent’s address is 250 Royall Street, Canton, MA 02021 and its telephone number is (800) 662-7232.

Listing

Our common stock is listed on The NASDAQ Global Select Market under the trading symbol “UBNT”.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since July 1, 2009 to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers. We also describe below certain transactions and series of similar transactions since May 1, 2010 with our directors, executive officers, holders of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons to which we were a party.

Transaction with an Entity Affiliated with Two of our Directors and one of our Major Stockholders

In February 2012, we entered into a design services agreement with M/A-COM Technology Solutions Holdings, Inc. Two of our directors, John Ocampo and Peter Chung, are also directors of M/A-COM, and entities affiliated with Summit Partners L.P., an affiliate of Mr. Chung and one of our major stockholders, collectively own 19.27% of M/A-COM common stock. The design services agreement provides that M/A-COM will provide engineering services to us toward the development of an integrated circuit device. The agreement provides that we will pay M/A-COM up to $500,000 for such engineering services based on milestone achievements, and sets a unit price for potential future production orders of such devices by us from M/A-COM if a production device results from the development.

Stock Purchases

In October 2011, Mr. Ocampo, one of our directors, purchased 297,000 shares of our common stock in our initial public offering at the same price per share offered to the public.

Sales of Common Stock

Common Stock

In March 2010, we repurchased an aggregate of 33,104,320 shares of our common stock from our stockholders, including our named executive officers Robert J. Pera and John Sanford and our former director and then-current employee, Patrick Jabbaz, for $2.95 per share, or an aggregate gross consideration of $97,655,769.65. We also repurchased and subsequently cancelled options to purchase an aggregate of 794,660 shares of our common stock from certain of our option holders, including our named executive officer Benjamin Moore, for $2.95 per share, or an aggregate gross consideration of $2,344,199.61, less the exercise price of the repurchased options, which was $28,859.87. The table below reflects the March 2010 repurchases from our executive officers:

Name	Common Stock Repurchased	Options Repurchased	Per Share Price of Repurchased Securities		Aggregate Consideration Received (In thousands)
Robert J. Pera	28,447,230	—	$2.95		$83,918
John Sanford	346,310	—	2.95		1,022
Benjamin Moore	—	360,740	2.90	(1)	1,046
Patrick Jabbaz	2,846,370	—	2.95		8,397

(1)	The per share price of repurchased options reflects the deduction of $0.05 per share for the exercise price of Mr. Moore’s options.

Preferred Stock

In July 2011, we repurchased an aggregate of 12,041,700 shares of our Series A preferred stock from entities affiliated with Summit Partners, L.P., which collectively are one of our major stockholders, at a price of $8.97 per share for an aggregate purchase price of $108,000,000. Peter Y. Chung and Charles J. Fitzgerald, both affiliates of Summit Partners, L.P., are our directors. Of the aggregate purchase price, $40,000,000 was paid in cash at the time of closing and the balance of the shares were paid for through our issuance of convertible subordinated promissory notes in the aggregate principal amount of $68,000,000. In September 2011 we entered into a Loan and Security Agreement with East West Bank and used $34,000,000 of the funds from the loan to pay down the aggregate unpaid principal amount of the promissory notes to $34,000,000. In October 2011, in connection with our initial public offering, we repaid the notes in full.

Registration Agreement

In connection with our Series A preferred stock financing completed in March 2010, we entered into a registration agreement with certain holders of our common stock and preferred stock, including our principal stockholders with which certain of our directors are affiliated. Pursuant to this agreement, we granted such stockholders certain registration rights with respect to certain shares of our common stock held or issuable upon conversion of the shares of preferred stock held by them. For a complete description of these rights, see “Description of Capital Stock—Registration Rights.”

Employment Agreements

We have entered into agreements containing compensation, termination and change of control provisions, among others, with certain of our executive officers. Please see our definitive proxy statement on Schedule 14A for the 2012 annual meeting of stockholders filed on October 25, 2012 for a description of these arrangements.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have entered into indemnification agreements with each of our directors and officers.

Private Financings

In March 2010, we issued an aggregate of 33,898,990 shares of our Series A preferred stock with a price of $2.95 per share in connection with a private financing and warrants to purchase an aggregate of 2,135,640 shares of our Series A preferred stock with an exercise price of $2.95 per share. The purchasers, entities affiliated with Summit Partners, L.P., were not affiliated with us prior to the March 2010 financing.

In June 2010, we issued an aggregate of 2,135,640 shares of our Series A preferred stock to entities affiliated with Summit Partners, L.P., which collectively are one of our major stockholders, at a per share price of $2.95 for aggregate new consideration of approximately $6.3 million upon exercise of the Series A warrants. Peter Y. Chung and Charles J. Fitzgerald, both affiliates of Summit Partners, L.P., are our directors.

We believe that the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described above were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s length transactions. In connection with our initial public offering, all Series A preferred stock converted into common stock.

Transactions with an Entity Affiliated with our Former Director

During fiscal 2009, we paid Layout Xpress, a company owned by our former director and then-current employee Patrick Jabbaz, $320,000, respectively, in exchange for providing us with consulting and design services.

Policies and Procedures for Related Party Transactions

As provided by the audit committee charter, the audit committee of our Board must review and approve any related party transaction. Furthermore, approval should be obtained prior to entering into the transaction when audit committee is aware of such transaction. All of our directors, officers and employees are required to report to the audit committee any related party transaction prior to entering into the transaction.

We believe that we have executed all of the transactions set forth under this section entitled “Certain Relationships and Related Party Transactions” on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by the audit committee of our board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax and estate tax consequences to non-U.S. holders of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income or estate tax consequences different from those set forth below.

This summary does not address and Medicare contribution tax considerations or the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate, gift or alternative minimum tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder (other than a partnership or entity classified as a partnership for U.S. federal income tax purposes) that is not:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

Distributions on our common stock will generally constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates generally applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

If you are eligible for a reduced rate of withholding tax, you may be able to obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the U.S. Internal Revenue Service, or IRS.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period described above.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the gain derived from the sale (net of certain deductions or credits) under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to branch profits tax at a

30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock held (or treated as such) by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Tax Relating to Foreign Accounts

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Internal Revenue Code) and certain other non-United States entities. Specifically, a 30% withholding tax may be imposed on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a non-financial foreign entity, unless (1) the foreign financial institution undertakes certain diligence and reporting, (2) the non-financial foreign entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have entered into an intergovernmental agreement with the United States governing these withholding taxes and reporting requirements may be subject to different rules. Final Treasury Regulations provide that the withholding provisions described above will generally apply to payments of dividends made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of stock on or after January 1, 2017.

Each prospective investor should consult the prospective investor’s own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences applicable to such investor of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of common stock and could impair our future ability to raise capital through the sale of equity securities.

We have an aggregate of 87,067,124 shares of common stock outstanding as of March 31, 2013. Except as described below, all the shares outstanding are freely tradeable.

Lock-up Agreements and Obligations

Our directors, officers, greater than 5% holders and selling stockholders who hold an aggregate 80,253,530 of shares, or 92.2%, of our outstanding common stock immediately prior to the completion of this offering have entered into lock-up agreements that generally provide that these holders will not offer, pledge, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 90-days from the date of this prospectus, subject to certain exceptions.

The 90-day restricted periods described above are subject to extension such that, in the event that either (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions on offers, pledges, sales, agreements to sell or other dispositions of common stock or securities convertible into or exchangeable or exercisable for shares of our common stock described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material events.

Upon expiration of the lockups, our directors, officers, greater than 5% holders and the selling stockholders will be able to sell shares of common stock subject to Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Stock Options

On October 14, 2011 and January 10, 2013, we filed registration statements on Form S-8 under the Securities Act covering an aggregate of 17,104,754 shares of our common stock subject to options outstanding or reserved for issuance under our stock plans and shares of our common stock issued upon the exercise of options by employees. These shares are available for sale in the open market, subject to volume limitations, manner of sale, notice and public information requirements of Rule 144 and those that are subject to lock-up agreements as described above will not be eligible for resale until expiration of the lock-up agreements to which they are subject.

Registration Rights

Following the closing of this offering and assuming no exercise of the underwriters’ over-allotment option, certain holders of shares of our common stock, including 9,125,543 shares primarily consisting of shares of our common stock issued upon the conversion of our convertible preferred stock and 56,102,770 shares of our common stock held by our chief executive officer, will be entitled to the registration rights. Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act immediately upon the effectiveness of such registration. For a further description of these rights, see “Description of Capital Stock—Registration Rights.”

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                  , 2013 the selling stockholders have agreed to sell shares of our common stock to the underwriters named below. Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of this offering and as representatives of the underwriters. Raymond James & Associates, Inc. is also acting as a joint book-running manager.

Underwriter	Number of Shares

Credit Suisse Securities (USA) LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Raymond James & Associates, Inc.

JMP Securities LLC

BMO Capital Markets Corp.

Wunderlich Securities, Inc.

Total	7,700,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

Entities associated with Summit Partners, L.P. and John Ocampo, a director of ours, have granted to the underwriters a 30-day option to purchase up to 1,155,000 additional shares at the public offering price less the underwriting discounts and commissions. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel including the validity of the shares, and subject to other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The offering of the shares by the underwriters is also subject to the underwriters’ right to reject any order in whole or in part.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $         per share. After the public offering the representatives may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment

Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$

The expenses of the offering, not including the underwriting discounts and commissions, are estimated at $1.2 million and are payable by us. We have agreed to reimburse the underwriters for certain expenses relating to clearing this offering with FINRA in an amount up to $            .

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 90 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or the vesting of restricted stock units outstanding on the date hereof and other customary exceptions. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the ‘lock-up’ period, we announce that we will release earnings results during the 16-day period beginning on the last day of the ‘lock-up’ period, then in either case the expiration of the ‘lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated waive, in writing, such an extension.

Our officers and directors and the selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 90 days after the date of this prospectus, subject to customary exceptions. However, in the event that either (1) during the last 17 days of the ‘lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated waive, in writing, such an extension.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “UBNT”.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have performed and may in the future perform investment banking, commercial banking, dealer and advisory services for us or our affiliates for which they have received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(a)	(in the case of Relevant Member States that have not implemented the 2010 PD Amending Directive), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; and

(b)	(in the case of Relevant Member States that have implemented the 2010 PD Amending Directive), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the

Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Sidley Austin LLP, Palo Alto, California. Davis Polk  & Wardwell LLP, Menlo Park, California, is representing the underwriters in this offering.

EXPERTS

The financial statements included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference in this prospectus the information in documents we file with the SEC, which means that we can disclosure important information to you by referring you to those documents. Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. The following documents filed with the SEC are hereby incorporated by reference in this prospectus:

•	Annual Report on Form 10-K for the fiscal year ended June 30, 2012.

•	Quarterly Report on Form 10-Q for the quarterly periods ended September 30, 2012, December 31, 2012 and March 31, 2013.

•

Portions of the Definitive Proxy Statement on Schedule 14A for the 2012 annual meeting of the stockholders incorporated by reference in the Annual Report on Form 10-K for the fiscal year ended June 30, 2012.

•

Current Reports on Form 8-K filed on August 9, 2012, August 13, 2012, October 10, 2012, November 13, 2012, November 16, 2012, December 13, 2012, December 17, 2012, December 28, 2012, March 8, 2013, and March 25, 2013.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the reports or documents that have been incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits have been specifically incorporated by reference thereto. Reference for such copies should be directed to our Investor Relations department, at the following address:

Ubiquiti Networks, Inc.

2580 Orchard Parkway

San Jose, CA 95131

Attention: Investor Relations

(408) 942-3085

info@ubnt.com

These documents are also available on the Investor Relations section of our website, which is located at http://ir.ubnt.com/sec.cfm, or as described under “Where You Can Find More Information” below. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock the selling stockholders are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC, as described below.

We electronically file our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, with the SEC. Any materials that we file with the Securities and Exchange Commission, including a copy of the registration statement and exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect this registration statement on this website. You may obtain a free copy of our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports with the SEC or our website at http://ir.ubnt.com/sec.cfm. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

UBIQUITI NETWORKS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

With Respect to Years ended June 30, 2012, 2011 and 2010:

With Respect to Quarterly Periods ended March 31, 2013 and 2012:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Ubiquiti Networks, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Ubiquiti Networks, Inc. and its subsidiaries at June 30, 2012 and June 30, 2011, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

September 28, 2012

UBIQUITI NETWORKS, INC.

CONSOLIDATED BALANCE SHEETS

In thousands, except per share amounts

	June 30,
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$122,060	$76,361
Accounts receivable, net of allowance for doubtful accounts of $1,266 and $596, respectively	75,644	39,811
Inventories	7,734	5,663
Current deferred tax asset	882	—
Prepaid expenses and other current assets	1,577	6,267

Total current assets	207,897	128,102
Property and equipment, net	4,471	1,022
Long-term deferred tax asset	232	324
Other long–term assets	1,136	2,230

Total assets	$213,736	$131,678

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$26,450	$14,758
Customer deposits	235	1,675
Deferred revenues	805	1,734
Income taxes payable	946	4,428
Debt-short-term	6,968	—
Other current liabilities	17,031	15,206

Total current liabilities	52,435	37,801
Long-term taxes payable	7,727	1,870
Debt-long-term	22,623	—
Other long–term liabilities	—	32

Total liabilities	82,785	39,703

Commitments and contingencies (Note 9)
Redeemable convertible preferred stock—$0.001 par value; zero and 36,034,630 shares authorized as of June 30, 2012 and 2011, respectively:
Zero and 36,034,630 shares issued and outstanding at June 30, 2012 and 2011, respectively; maximum liquidation preference of $0 and $145,847 as of June 30, 2012 and 2011, respectively	—	145,847

Stockholders’ equity (deficit):
Preferred stock—$0.001 par value; 50,000,000 shares authorized, none issued	—	—
Common stock—$0.001 par value; 150,000,000 shares authorized: 92,049,978 and 62,685,955 outstanding at June 30, 2012 and 2011, respectively	92	63
Additional paid–in capital	128,981	545
Treasury stock—39,079,910 shares held in treasury at June 30, 2012 and 2011	(69,515)	(69,515)
Retained earnings	71,393	15,035

Total stockholders’ equity (deficit)	130,951	(53,872)

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$213,736	$131,678

See notes to consolidated financial statements.

UBIQUITI NETWORKS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except per share amounts

	Years Ended June 30,
	2012	2011	2010
Revenues	$353,517	$197,874	$136,952
Cost of revenues(1)	202,514	117,062	82,404

Gross profit	151,003	80,812	54,548

Operating expenses:
Research and development(1)	16,699	11,374	31,704
Sales, general and administrative(1)	9,012	7,358	18,162

Total operating expenses	25,711	18,732	49,866

Income from operations	125,292	62,080	4,682
Interest income (expense) and other, net	(1,269)	79	581

Income before provision for income taxes	124,023	62,159	5,263
Provision for income taxes	21,434	12,432	10,719

Net income (loss)	$102,589	$49,727	$(5,456)
Preferred stock cumulative dividend and accretion of cost of preferred stock	(112,431)	(42,068)	(1,436)
Less allocation of net income to participating preferred stockholders	—	(2,784)	—

Net income (loss) attributable to common stockholders—basic	$(9,842)	$4,875	$(6,892)
Undistributed earnings re-allocated to common stockholders	—	103	—

Net income (loss) attributable to common stockholders—diluted	$(9,842)	$4,978	$(6,892)

Net income (loss) per share of common stock:
Basic	$(0.12)	$0.08	$(0.08)

Diluted	$(0.12)	$0.07	$(0.08)

Weighted average shares used in computing net income (loss) per share of common stock:
Basic	83,460	63,092	88,972

Diluted	83,460	66,907	88,972

(1) Includes stock-based compensation as follows
Cost of revenues	$117	$30	$124
Research and development	542	285	26,221
Sales, general and administrative	834	637	9,814

See notes to consolidated financial statements.

UBIQUITI NETWORKS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

In thousands

	Convertible Preferred Stock		Common Stock		APIC	Treasury Stock		Notes Receivable from Stockholders	Retained Earnings	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Amount	Shares	Amount
Balances at June 30, 2009	—	$—	101,690,000	$102	$1,482	—	$—	$(53)	$16,584	$18,115
Net income	—	—	—	—	—	—	—	—	(5,456)	(5,456)
Sale of Series A convertible preferred stock	33,898,990	98,190	—	—	—	—	—	—	—	—
Accretion of costs of Series A convertible preferred stock	—	100	—	—	—	—	—	—	(100)	(100)
Warrant settlement	—	855	—	—	—	—	—	—	—	—
Exercise of warrants to purchase Series A convertible preferred stock	2,135,640	6,300	—	—	—	—	—	—	—	—
Preferred stock cumulative dividend	—	1,336	—	—	—	—	—	—	(1,336)	(1,336)
Repurchase of common stock	—	—	(36,104,320)	(36)	—	(36,104,320)	(62,268)	—	—	(62,304)
Repurchase and cancellation of stock options	—	—	—	—	—	—	—	—	(2,316)	(2,316)
Tax impact of employee stock transactions	—	—	—	—	228	—	—	—	—	228
Interest on note receivable from stockholders	—	—	—	—	—	—	—	(3)	—	(3)
Repayment of notes receivable	—	—	—	—	—	—	—	56	—	56
Stock-based compensation expense	—	—	—	—	281	—	—	—	—	281

Balances at June 30, 2010	36,034,630	106,781	65,585,680	66	1,991	(36,104,320)	(62,268)	—	7,376	(52,835)
Net income	—	—	—	—	—	—	—	—	49,727	49,727
Accretion of costs of Series A convertible preferred stock	—	37,735	—	—	—	—	—	—	(37,735)	(37,735)
Repurchase of common stock	—	—	(2,975,590)	(3)	—	(2,975,590)	(7,247)	—	—	(7,250)
Preferred stock cumulative dividend	—	4,333	—	—	—	—	—	—	(4,333)	(4,333)
Payment of preferred stock cumulative dividend	—	(3,002)	—	—	—	—	—	—	—	—
Restricted stock units issued, net	—	—	75,865	—	(252)	—	—	—	—	(252)
Option cancellations and repurchases	—	—	—	—	(2,146)	—	—	—	—	(2,146)
Stock-based compensation expense	—	—	—	—	952	—	—	—	—	952

Balances at June 30, 2011	36,034,630	145,847	62,685,955	63	545	(39,079,910)	(69,515)	—	15,035	(53,872)
Net income	—	—	—	—	—	—	—	—	102,589	102,589
Accretion of costs of Series A convertible preferred stock	—	111,535	—	—	(65,632)	—	—	—	(45,903)	(111,535)
Repurchase of Series A convertible preferred stock	(12,041,701)	(108,000)	—	—	—	—	—	—	—	—
Preferred stock cumulative dividend	—	896	—	—	(568)	—	—	—	(328)	(896)
Conversion of preferred stock into common stock in conjunction with initial public offering	(23,992,929)	(150,278)	23,992,929	24	150,254	—	—	—	—	150,278
Issuance of common stock pursuant to initial public offering, net of offering expenses	—	—	2,395,328	2	30,450	—	—	—	—	30,452
Stock options exercised	—	—	2,885,470	3	808	—	—	—	—	811
Restricted stock units issued, net	—	—	90,296	—	(1,390)	—	—	—	—	(1,390)
Stock-based compensation expense	—	—	—	—	1,493	—	—	—	—	1,493
Tax impact of employee stock transactions	—	—	—	—	13,021	—	—	—	—	13,021

Balances at June 30, 2012	—	$—	92,049,978	$92	$128,981	(39,079,910)	$(69,515)	$—	$71,393	$130,951

See notes to consolidated financial statements.

UBIQUITI NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Years Ended June 30,
	2012	2011	2010
Cash Flows from Operating Activities:
Net income (loss)	$102,589	$49,727	$(5,456)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	602	213	144
Provision for inventory obsolescence	195	198	560
Deferred taxes	(897)	(1,163)	(645)
Excess tax benefit from stock-based compensation	(13,794)	—	(228)
Stock-based compensation	1,493	952	281
Revaluation of warrants to fair value	—	—	(456)
Accrued interest on loan from stockholder	—	—	(3)
Provision for doubtful accounts	815	(200)	800
Change in assets and liabilities:
Accounts receivable	(36,648)	(5,864)	(29,542)
Inventories	(2,266)	(1,058)	(4,082)
Deferred cost of revenues	881	5,023	(5,904)
Prepaid expenses and other assets	3,660	(715)	(1,039)
Accounts payable	11,692	9,077	3,926
Taxes payable	9,539	1,292	1,567
Deferred revenues	(929)	(5,833)	10,108
Accrued liabilities and other	4,856	11,193	3,984

Net cash provided by (used in) operating activities	81,788	62,842	(25,985)

Cash Flows from Investing Activities:
Purchase of property and equipment	(3,310)	(479)	(615)

Net cash used in investing activities	(3,310)	(479)	(615)

Cash Flows from Financing Activities:
Proceeds from term loan, net of issuance costs	34,813	—	—
Payments on term loan balance	(5,250)	—	—
Repurchase of Series A convertible preferred stock	(108,000)	—	—
Issuance of convertible subordinated promissory notes	68,000	—	—
Payment of convertible subordinated promissory notes	(68,000)	—	—
Proceeds from shares issued in initial public offering, net of offering costs	32,443	—	—
Proceeds from exercise of stock options	811	—	—
Proceeds from issuance of Series A preferred stock and warrants, net of issuance costs	—	—	99,500
Proceeds from exercise of Series A preferred stock warrants	—	—	6,300
Payment of deemed dividend on Series A convertible preferred stock	—	(3,002)	—
Repurchase of common stock and cancellation of options in connection with Series A stock purchase agreement	—	—	(64,107)
Other repurchases of common stock and outstanding awards	—	(9,648)	(512)
Tax withholdings related to net share settlements of restricted stock units	(1,390)	—	—
Payment of deferred offering costs	—	(1,767)	(124)
Excess tax benefit from stock-based compensation	13,794	—	228
Repayment of notes receivable from stockholders	—	—	56

Net cash provided by (used in) financing activities	(32,779)	(14,417)	41,341

Net increase in cash and cash equivalents	45,699	47,946	14,741
Cash and cash equivalents, beginning of year	76,361	28,415	13,674

Cash and cash equivalents, end of year	$122,060	$76,361	$28,415

Supplemental Disclosure of Cash Flow Information:
Income taxes paid	$6,211	$12,141	$9,944
Interest paid	$689	$—	$—
Conversion of preferred stock into common stock in conjunction with initial public offering	$150,278	$—	$—

See notes to consolidated financial statements.

UBIQUITI NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BUSINESS AND BASIS OF PRESENTATION

Business—Ubiquiti Networks, Inc. was incorporated in the State of California in 2003 as Pera Networks, Inc. and commenced its current operations in 2005 and changed its name to Ubiquiti Networks, Inc. at that time. In June 2010, the Company changed its state of incorporation to Delaware by merging with and into Ubiquiti Networks, Inc., a Delaware corporation. At the same time the Company completed a four-for-one forward stock split of its outstanding common stock, and a proportional adjustment to the existing conversion ratio for preferred stock Series A. On October 3, 2011, the Company completed a 2.5-for-one forward stock split to its common and preferred stock for all stockholders of record as of October 3, 2011. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect these forward stock splits and adjustment of the preferred stock conversion ratio.

Ubiquiti Networks, Inc. and its wholly owned subsidiaries (collectively, “Ubiquiti” or the “Company”) is a product driven company that leverages innovative proprietary technologies to deliver networking solutions to both startup and established network operators and service providers.

On October 13, 2011, the Company entered into an underwriting agreement for its initial public offering of its common stock at $15.00 per share, which closed on October 19, 2011. Immediately prior to the closing of the initial public offering, all outstanding shares of the Company’s preferred stock converted to common stock on a one for one basis.

The Company operates on a fiscal year ending June 30. In these notes, Ubiquiti refers to the fiscal years ended June 30, 2012, 2011 and 2010 as fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

Basis of Presentation— The Company’s consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Ubiquiti and its wholly owned subsidiaries. The Company has wholly owned subsidiaries in Lithuania and Hong Kong. The Company’s Hong Kong subsidiary also operates a branch office in Taiwan. All material intercompany transactions and balances have been eliminated.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates these estimates, including those related to allowance for doubtful accounts, inventory valuation, warranty costs, stock-based compensation, income taxes, the valuation of equity instruments, and commitments and contingencies, among others. The Company bases estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Segments

Management has determined that it operates as one reportable and operating segment as it only reports financial information on an aggregate and consolidated basis to its chief executive officer, who is the Company’s chief operating decision maker. See Note 13.

Recognition of Revenues

Revenues consist primarily of revenues from the sale of hardware and management tools, as well as the related implied post contract customer support (“PCS”). The Company recognizes revenues when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and the collectability of the resulting receivable is reasonably assured. In cases where the Company lacks evidence that collectability of the resulting receivable is reasonably assured, it defers recognition of revenue until the receipt of cash. At June 30, 2012 and 2011 $805,000 and $1.7 million, respectively, of revenues were deferred.

For the Company’s sales, evidence of the arrangement consists of an order from a customer. The Company considers delivery to have occurred once its products have been shipped and title and risk of loss have been transferred. For the Company’s sales, these criteria are met at the time the products are transferred to the customer. The Company’s arrangements with customers do not include provisions for cancellation, returns, inventory swaps or refunds that would significantly impact recognized revenues.

The Company records amounts billed to distributors for shipping and handling costs as revenues. The Company classifies shipping and handling costs incurred by it as cost of revenues.

Deposit payments received from distributors in advance of recognition of revenues are included in current liabilities on the Company’s balance sheet and are recognized as revenues when all the criteria for recognition of revenues are met.

The Company’s multi-element arrangements generally include two deliverables. The first deliverable is the hardware and software essential to the functionality of the hardware device delivered at the time of sale. The second deliverable is the implied right to PCS included with the purchase of certain products. PCS is this right to receive, on a when and if available basis, future unspecified software upgrades and features relating to the product’s essential software as well as bug fixes, email and telephone support.

The Company uses a hierarchy to determine the allocation of revenues to the deliverables. The hierarchy is as follows: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of selling price (“TPE”), and (iii) best estimate of the selling price (“BESP”).

(i)	VSOE generally exists only when a company sells the deliverable separately and is the price actually charged by the company for that deliverable. Generally the Company does not sell the deliverables separately and, as such, does not have VSOE.

(ii)	TPE can be substantiated by determining the price that other parties sell similar or substantially similar offerings. The Company does not believe that there is accessible TPE evidence for similar deliverables.

(iii)	BESP reflects the Company’s best estimates of what the selling prices of elements would be if they were sold regularly on a stand-alone basis. The Company believes that BESP is the most appropriate methodology for determining the allocation of revenue among the multiple elements.

The Company has allocated revenues between these two deliverables using the relative selling price method which is based on the estimated selling price for all deliverables. Revenues allocated to the delivered hardware and the related essential software are recognized at the time of sale provided the other conditions for recognition of revenues have been met. Revenues allocated to the PCS are deferred and recognized on a straight-line basis over the estimated life of each of these devices, which currently is two years. At June 30, 2012 and 2011, $805,000 and $497,000 of revenue was deferred in this way. All cost of revenues, including estimated warranty costs, are recognized at the time of sale. Costs for research and development and sales and marketing are expensed as incurred. If the estimated life of the hardware product should change, the future rate of amortization of the revenues allocated to PCS would also change.

The Company’s process for determining BESP for deliverables involves multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. For PCS, the Company believes its network operators and service providers would be reluctant to pay for such services separately. This view is primarily based on the fact that unspecified upgrade rights do not obligate the Company to provide upgrades at a particular time or at all, and do not specify to network operators and service providers which upgrades or features will be delivered. The Company believes that the relatively low prices of its products and its network operators’ and service providers’ price sensitivity would add to their reluctance to pay for PCS. Therefore, the Company has concluded that if it were to sell PCS on a standalone basis, the selling price would be relatively low.

Key factors considered by the Company in developing the BESP for PCS include reviewing the activities of specific employees engaged in support and software development to determine the amount of time that is allocated to the development of the undelivered elements, determining the cost of this development effort, and then adding an appropriate level of gross profit to these costs.

Cash and Cash Equivalents

The Company considers investments purchased with a maturity period of three months or less at the date of purchase to be cash equivalents. At June 30, 2012 and 2011, the Company had cash and cash equivalents of $122.1 million and $76.4 million, respectively. Cash and cash equivalents are stated at cost which approximates fair value. The Company deposits cash and cash equivalents with financial institutions that management believes are of high credit quality. The Company’s cash and cash equivalents consist primarily of U.S. dollar denominated money market funds and cash deposited in demand accounts.

Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company primarily places its temporary cash investments with high credit quality financial institutions which invest predominantly in U.S. money market funds. Deposits of cash outside the United States totaled $102.8 million and $29.6 million at June 30, 2012 and 2011, respectively. The Company would incur significant tax liabilities if it were to repatriate its non-U.S. deposits.

The Company derives its accounts receivable from revenues earned from customers located worldwide. The Company bases credit decisions primarily upon a customer’s past credit history. The Company’s standard credit terms are net 30 to 60 days.

The Company subcontracts with other companies to manufacture most of its products. The Company relies on the ability of these contract manufacturers to produce the products sold to its distributors and original equipment manufacturers (“OEMs”). A significant portion of the Company’s products are manufactured by a few contract manufacturers. If the Company’s contract manufacturers were to lose production capabilities, the Company would experience delays in delivering products to its distributors and OEMs. The Company does not maintain long-term agreements with its contract manufacturers, which could lead to an inability of the Company to obtain its products in a timely fashion at prices consistent with those previously charged.

Inventory

Inventories consist primarily of raw materials that the Company consigns to its contract manufactures and, to a lesser extent, finished goods. Inventories are stated at the lower of cost or market value on a first-in, first-out basis. The Company reduces the value of its inventory for estimated obsolescence or lack of marketability by the difference between the cost of the affected inventory and the estimated market value and establishes a new cost basis.

Deferred Cost of Revenues

Deferred cost of revenues consist of the cost of product shipped to distributors for which the rights and obligations of ownership have passed to the distributor but revenues have not yet been recognized primarily because the collectability criterion for revenue recognition has not been fulfilled. The Company classifies those amounts as deferred cost of revenues. All deferred costs of revenues are stated at cost. The Company periodically assesses the recoverability of deferred cost of revenues and writes down the deferred cost of revenues balances to establish a new cost basis when recovery of deferred cost of revenues is not reasonably assured. The Company evaluates recoverability based on various factors including the length of time the product has been held at the distributor’s site and the financial viability of the distributor.

Product Warranties

The Company offers warranties on certain products, generally for a period of one year, and records a liability for the estimated future costs associated with potential warranty claims. The warranty costs are reflected in the Company’s consolidated statement of operations within cost of revenues. The warranties are typically in effect for 12 months from the distributor’s purchase date of the product. The Company’s estimate of future warranty costs is largely based on historical experience factors including product failure rates, material usage, and service delivery cost incurred in correcting product failures. In certain circumstances, the Company may have recourse from its contract manufacturers for replacement cost of defective products, which it also factors into its warranty liability assessment.

Redeemable Convertible Preferred Stock

On October 19, 2011, the Company’s outstanding Series A preferred stock converted to common stock immediately prior to the closing of the Company’s initial public offering and no additional accretion was recorded. Prior to the conversion, upon the sixth anniversary of the issuance of Series A preferred stock, the holders of Series A preferred stock could require the Company to redeem such preferred stock out of legally available funds at the greater of (i) the Liquidation Value of $2.95 per share plus all accrued and unpaid dividends or (ii) the market price of the common stock issuable upon conversion of each share of Series A preferred stock into common stock, plus all accrued and unpaid dividends. Since the maximum redemption amount was contingent on the fair value of the equity security at the redemption date, the Company calculated the accretion based on the fair value as of the balance sheet date prorated over the contractual life. The Company recorded $111.5 million, $37.7 million and $100,000 of accretion in fiscal 2012, 2011 and 2010, respectively. Due to the conversion immediately prior to the closing of the Company’s initial public offering, no additional accretion will be recorded in future periods.

Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts for estimated probable losses on uncollectible accounts receivable. In estimating the allowance, management considers, among other factors, (i) the aging of the accounts receivable, (ii) the Company’s historical write offs, (iii) the credit worthiness of each distributor based on payment history and (iv) general economic conditions. In cases where the Company is aware of circumstances that may impair a specific distributor’s ability to meet its obligations to the Company, the Company records a specific allowance against amounts due from the distributor, and thereby reduces the net recognized receivable to the amounts it reasonably believes will be collected.

The allowance for doubtful accounts activity was as follows (in thousands):

	Years Ended June 30,
	2012	2011	2010
Beginning balance	$596	$800	$—
Charged to or released from expenses	815	(200)	800
Bad debt write-offs	(145)	(4)	—

Ending Balance	$1,266	$596	$800

Fair Value of Financial Instruments

The carrying value of the Company’s cash equivalents, accounts receivable, accounts payable, debt and other current liabilities approximate fair value due to their short maturities. See Note 3.

Long Lived Assets

The Company evaluates its long lived assets including property and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. An impairment loss is recognized when the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to the assets or asset group. If impairment is indicated, the asset is written down to its estimated fair value. The Company did not recognize any impairment losses for fiscal 2012, 2011 and 2010.

Property and Equipment

Furniture, fixtures and equipment are recorded at cost. The Company computes depreciation or amortization using the straight line method over estimated useful lives, as follows:

Estimated Useful Life
Testing equipment	3 to 5 years
Computer and other equipment	3 to 5 years
Furniture and fixtures	3 years
Leasehold improvements	shorter of lease term or useful life

Upon retirement or disposition, the asset cost and related accumulated depreciation are removed with any gain or loss recognized in the statement of operations. Expenditures for maintenance and repairs are charged to operations as incurred.

Depreciation expense was $602,000, $213,000 and $144,000 for fiscal 2012, 2011 and 2010, respectively.

Intangible Assets

The Company’s intangible assets consist primarily of legal costs associated with application and registration of the Company’s patents and trademarks. The Company amortizes all acquisition-related intangible assets that are subject to amortization over the estimated useful life based on economic benefit, which ranges from 5 to 10 years.

Leases

The Company leases its facilities under cancelable and noncancelable operating leases. For leases that contain rent escalation or rent concessions provisions, the Company records the total rent expense during the lease term on a straight line basis over the term of the lease. The Company records the difference between the rent paid and the straight line rent as a deferred rent liability in the accompanying consolidated balance sheets.

Income Taxes

The Company accounts for income taxes in accordance with accounting guidance which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in its financial statements or tax returns. Deferred tax assets and liabilities are determined based on the temporary difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company establishes valuation allowances when necessary to reduce deferred tax assets to the amount it expects to realize. The assessment of whether or not a valuation allowance is required often requires significant judgment including current operating results, the forecast of future taxable income and ongoing prudent and feasible tax planning initiatives. In addition, the Company’s calculation of its tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company may be subject to income tax audits in all of the jurisdictions in which it operates and, as a result, must also assess exposures to any potential issues arising from current or future audits of current and prior years’ tax returns. Accordingly, the Company must assess such potential exposures and, where necessary, provide a reserve to cover any expected loss. To the extent that the Company establishes a reserve, its provision for income taxes would be increased. If the Company ultimately determines that payment of these amounts is unnecessary, it reverses the liability and recognizes a tax benefit during the period in which it determines that the liability is no longer necessary. The Company records an additional charge in its provision for taxes in the period in which it determines that tax liability is greater than its original estimate.

Stock-based Compensation

The Company records stock-based awards at fair value as of the grant date and recognizes expense ratably on a straight-line basis over the requisite service period, which is generally the vesting term of the awards. The Company estimates the fair value of stock option awards on the grant date using the Black-Scholes option pricing model. Restricted stock units (“RSUs”) are valued based on the fair value of the Company’s common stock on the date of grant. The Company adopted the above guidance using the modified prospective transition method. Under this transition method, the new fair value recognition provisions are applied to option grants on and after July 1, 2005. The Company expenses the fair value of all stock-based awards granted or modified after July 1, 2005 on a straight line basis.

The Black-Scholes option pricing model used to determine the fair value of the Company’s stock option awards requires a number of estimates and assumptions. In valuing share-based awards under the fair value accounting method, significant judgment is required in determining the expected volatility of the Company’s common stock and the expected term individuals will hold their share-based awards prior to exercising. The expected volatility of the Company’s common stock is based on the volatility of a group of comparable companies, as the Company does not have sufficient historical data with regards to the volatility of its stock. The expected term of options granted represents the period of time that the Company expects the options granted to be outstanding. The Company calculates the expected term as the average of the option vesting and contractual terms. In the future, as the Company gains sufficient historical data for volatility in its common stock and the actual term for which its options are held, the expected volatility and expected term may change, which could substantially change the grant date fair value of future awards of stock options and ultimately the expense it records. In addition, the estimation of stock awards that will ultimately vest requires judgment and to the extent actual results differ from the Company’s estimates, these amounts will be recorded as an adjustment in the period estimates are revised.

For stock option awards granted to nonemployees and nonemployee directors, the fair value of the stock option awards is estimated using the Black-Scholes option pricing model. This model utilizes the estimated fair value of the Company’s underlying common stock at each measurement date, the contractual term of the option, the expected volatility of the price of the Company’s common stock, risk free interest rates and expected dividend yields of the Company’s common stock.

Commitments and Contingencies

The Company periodically evaluates all pending or threatened contingencies and any commitments, if any, that are reasonably likely to have a material adverse effect on its results of operations, financial position or cash flows. The Company assesses the probability of an adverse outcome and determines if it is remote, reasonably possible or probable. If information available prior to the issuance of the Company’s financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the Company’s financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to operations. If no accrual is made for a loss contingency because one or both of the conditions pursuant to the accounting guidance are not met, but the probability of an adverse outcome is at least reasonably possible, the Company will disclose the nature of the contingency and provide an estimate of the possible loss or range of loss, or state that such an estimate cannot be made.

Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the U.S. dollar. For foreign operations, local currency denominated assets and liabilities are remeasured at the period end exchange rates, and revenues, costs and expenses are remeasured at the average exchange rates during the fiscal year. Foreign exchange gains and losses have been immaterial to the Company’s results of operations to date.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and other fees and costs relating to the Company’s initial public offering were capitalized. Deferred offering costs of $3.1 million were offset against initial public offering proceeds upon the closing of the offering in October 2011. There were $2.1 million of deferred offering costs capitalized as of June 30, 2011.

Research and Development Costs and Capitalized Software Development Costs

Research and development expenses consist primarily of salary and benefit expenses, including stock-based compensation, for employees and contractors engaged in research, design and development activities, as well as costs for prototypes, facilities and travel costs.

Software development costs, including costs incurred to purchase third party software, begin to be capitalized when the Company has determined that certain factors are present, including among others, that technology exists to achieve the performance requirements. The accumulation of software costs to be capitalized ceases when the software is substantially developed and is ready for its intended use. Capitalized costs are amortized on a straight line basis over the estimated useful life of the software once it is available for use. To date, the Company has not capitalized research and development costs associated with software development as products and enhancements have reached technological feasibility and have been released to customers at substantially the same time.

Earnings Per Share

The Company applies the two-class method for calculating and presenting earnings per share (“EPS”). Under the two-class method, net income is allocated between shares of common stock and other participating securities based on their participating rights. Participating securities are defined as securities that participate in dividends with common stock according to a pre-determined formula or a contractual obligation to share in the income of the entity. Basic EPS is computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed by dividing the amount of net income available to common stockholders outstanding plus income allocable to participating securities, to the extent they are dilutive, by the weighted average number of shares of common stock and potential dilutive shares outstanding during the period if the effect is dilutive. The Company’s potentially dilutive common shares include outstanding stock options, restricted stock units and preferred stock.

Recent Accounting Pronouncements

In May 2011 the FASB further amended its guidance related to fair value measurements in order to achieve common fair value measurements between U.S. GAAP and International Financial Reporting Standards. The amendments in the updated guidance explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the updated guidance should not result in a change in the application of previous fair value measurement guidance. The updated guidance is effective during interim and annual periods beginning after December 15, 2011. The adoption of the amended guidance on January 1, 2012 did not have an impact on the Company’s consolidated financial statements.

In June 2011, the FASB updated its guidance related to the presentation of comprehensive income. Under the updated guidance, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The updated guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments in the updated guidance do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. In December 2011, the FASB further amended its guidance to defer changes related to the presentation of reclassification adjustments indefinitely as a result of concerns raised by stakeholders that the new presentation requirements would be difficult for preparers and add unnecessary complexity to financial statements. The updated guidance, other than the portion related to the presentation of reclassification adjustments, will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, with early adoption permitted. The updated guidance must be applied retrospectively. The Company does not expect the adoption of the guidance on July 1, 2012 to have an impact on its consolidated financial statements.

NOTE 3—FAIR VALUE OF FINANCIAL INSTRUMENTS

Pursuant to the accounting guidance for fair value measurements and its subsequent updates, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The accounting guidance establishes a three-tier fair value hierarchy that requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The fair value hierarchy prioritizes the inputs into three levels that may be used in measuring fair value as follows:

Level 1—observable inputs which include quoted prices in active markets for identical assets or liabilities.

Level 2—inputs which include observable inputs other than Level 1, such as quoted prices for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3—inputs which include unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the underlying asset or liability. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

The Company’s financial assets at June 30, 2012 and 2011 included money market funds which were valued based on quoted prices in active markets for substantially similar assets and, therefore, were Level 1 instruments. Additionally, at June 30, 2012 the Company had debt associated with its Loan and Security Agreement with East West Bank (See Note 8). The fair value of the Company’s debt was estimated based on the current rates offered to the Company for debt with the same remaining maturities.

As of June 30, 2012 and 2011, the fair value hierarchy for the Company’s financial assets and financial liabilities was as follows (in thousands):

	June 30, 2012				June 30, 2011
	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Assets:
Money market funds	$108,228	$108,228	$—	$—	$43,572	$43,572	$—	$—
Liabilities:
Debt	$29,591	$—	$29,591	$—	$—	$—	$—	$—

NOTE 4—EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated (in thousands, except per share data):

	Years Ended June 30,
	2012	2011	2010
Numerator:
Net income (loss) attributable to common stockholders—basic	$(9,842)	$4,875	$(6,892)

Net income (loss) attributable to common stockholders—diluted	$(9,842)	$4,978	$(6,892)

Denominator:
Weighted-average common shares outstanding used in basic EPS calculation	83,460	63,092	88,972
Add—dilutive potential common shares:
Stock options	—	3,680	—
Restricted stock units	—	135	—

Weighted-average shares used to compute diluted EPS	83,460	66,907	88,972

Net income (loss) per share of common stock:
Basic	$(0.12)	$0.08	$(0.08)

Diluted	$(0.12)	$0.07	$(0.08)

The following table summarizes the total potential shares of common stock that were excluded from the diluted per share calculation, because to include them would have been anti-dilutive for the period (in thousands):

	Years Ended June 30,
	2012	2011	2010
Stock options	3,348	360	5,795
Restricted stock units	454	100	500
Convertible preferred stock	—	36,035	36,035

	3,802	36,495	42,330

NOTE 5—CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following (in thousands):

	June 30,
	2012	2011
Cash	$13,832	$32,789
Money market funds	108,228	43,572

	$122,060	$76,361

NOTE 6—BALANCE SHEET COMPONENTS

Inventories

Inventories consisted of the following (in thousands):

	June 30,
	2012	2011
Raw materials	$4,668	$4,305
Finished goods	3,066	1,358

	$7,734	$5,663

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	June 30,
	2012	2011
Vendor deposits	$129	$5,312
Other current assets	1,448	74

	$1,577	$5,386

Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	June 30,
	2012	2011
Testing equipment	$2,293	$1,086
Computer and other equipment	578	182
Tooling equipment	532	—
Furniture and fixtures	595	18
Leasehold improvements	1,424	112
Software	77	57

	5,499	1,455
Less: Accumulated depreciation and amortization	(1,028)	(433)

	$4,471	$1,022

Other Long-term Assets

Other long-term assets consisted of the following (in thousands):

	June 30,
	2012	2011
Deferred offering costs	$—	$2,141
Intangible assets, net	748	—
Other long-term assets	388	89

	$1,136	$2,230

Other Current Liabilities

Accrued liabilities consisted of the following (in thousands):

	June 30,
	2012	2011
Accrued compensation and benefits	$2,657	$2,280
Accrued accounts payable	6,636	7,414
Accrual for an export compliance matter	1,625	1,625
Warranty accrual	1,381	806
Other accruals	4,732	3,081

	$17,031	$15,206

NOTE 7—ACCRUED WARRANTY

The Company offers warranties on certain products, generally for a period of one year, and records a liability for the estimated future costs associated with potential warranty claims. The warranty costs are reflected in the Company’s consolidated statement of operations within cost of revenues. The warranties are typically in effect for 12 months from the distributor’s purchase date of the product. The Company’s estimate of future warranty costs is largely based on historical experience factors including product failure rates, material usage, and service delivery cost incurred in correcting product failures. In certain circumstances, the Company may have recourse from its contract manufacturers for replacement cost of defective products, which it also factors into its warranty liability assessment.

Warranty obligations, included in other current liabilities, were as follows (in thousands):

Balance at June 30, 2009	$126
Accruals for warranties issued during the period	827
Settlements made during the period	(256)

Balance at June 30, 2010	697
Accruals for warranties issued during the period	847
Settlements made during the period	(738)

Balance at June 30, 2011	806
Accruals for warranties issued during the period	1,895
Settlements made during the period	(1,320)

Balance at June 30, 2012	$1,381

NOTE 8—DEBT

In July 2011, the Company repurchased an aggregate of 12,041,700 shares of the Company’s Series A convertible preferred stock from entities affiliated with Summit Partners, L.P., one of the Company’s major stockholders, at a price of $8.97 per share for an aggregate consideration of $108.0 million. Of the aggregate purchase price, $40.0 million was paid in cash at the time of closing and the balance of the shares were paid for through the issuance of convertible subordinated promissory notes in the aggregate principal amount of $68.0 million. On September 15, 2011, $34.0 million was paid against the notes reducing the aggregate principal amount outstanding to $34.0 million. The remainder of the notes were retired in October 2011 with the proceeds of the Company’s initial public offering and existing cash balances. The interest rate on the notes started at 5% per annum and increased by two percentage points every three months until it would have reached 9% in January 2012. The notes were prepayable without penalty prior to April 21, 2012, and were required to be paid in the event of the Company’s initial public offering or third party financing prior to April 21, 2012. The notes matured on July 21, 2021. The unpaid principal on the notes was convertible into shares of Series A preferred stock at $8.97 per share at any point after July 21, 2012. The difference between the repurchase price and the carrying value of the repurchased preferred stock on June 30, 2011 was $59.0 million. The difference was debited to available retained earnings with the remaining amount debited to additional paid-in capital and reduced the net income attributable to common stock shareholders resulting in a reduction of basic and diluted net income per share.

On September 15, 2011, the Company entered into a Loan and Security Agreement with East West Bank, (the “EWB Loan Agreement”). The credit facilities available under the EWB Loan Agreement consist of a $35.0 million term loan facility and a $5.0 million revolving line of credit facility. The term loan matures on September 15, 2016 with principal and interest to be repaid in 60 monthly installments. The Company used $34.0 million of the term loan to repay a portion of the outstanding convertible subordinated promissory notes held by entities affiliated with Summit Partners, L.P. The $5.0 million revolving line of credit may be drawn at any time prior to September 15, 2013. The amounts outstanding under both the term loan and the revolving line of credit facility may be voluntarily prepaid at any time without premium or penalty, subject to certain conditions. Interest will accrue on the outstanding principal amount of the term loan at a rate per annum equal to an adjusted LIBOR rate (based on one, two or three month interest periods) plus a spread of either 2.50% or 3.00%, which spread shall be determined based on the debt service ratio for the preceding four fiscal quarter period. Interest will accrue on the drawn portion of the revolving credit facility at the prime rate plus a spread of 0.25%, provided that such rate shall not be less than the one-month adjusted LIBOR rate plus a spread of 1.00%, and will be paid monthly. The Company is required to pay a commitment fee of 0.15% per annum on the undrawn portion of the revolving credit facility on a quarterly basis. The EWB Loan Agreement includes customary covenants, including financial reporting requirements and compliance with a debt service coverage ratio and a total leverage ratio, and customary events of default. The Company’s obligations under the EWB Loan Agreement are secured by a first priority security position on substantially all of the Company’s current and future assets, subject to certain exceptions (including a negative pledge on the Company’s intellectual property) and permitted liens. During fiscal 2012, the Company made aggregate payments of $5.2 million against the loan balance. As of June 30, 2012, the Company has classified $7.0 million and $22.6 million in short-term and long-term debt, respectively, on its consolidated balance sheet related to the EWB Loan Agreement.

NOTE 9—COMMITMENTS AND CONTINGENCIES

Operating Leases

Certain facilities and equipment are leased under noncancelable operating leases. The Company generally pays taxes, insurance and maintenance costs on leased facilities and equipment. The Company leases office space in San Jose, California and other locations under various non-cancelable operating leases that expire at various dates through 2017.

In July 2011, the Company entered into an agreement to lease additional office space for its research and development offices in Taiwan. The lease term is from July 14, 2011 through July 15, 2016. The premises consist of approximately 10,000 rentable square feet of space. The lease has been categorized as an operating lease, and the total estimated rent expense to be recognized is $1.6 million.

In December 2011, the Company entered into an agreement to lease approximately 64,512 square feet of office and research and development space located in San Jose, California, which will be used as the Company’s corporate headquarters. The lease term is from April 1, 2012, though June 30, 2017. The lease has been categorized as an operating lease, and the total estimated rent expense to be recognized is $4.9 million.

At June 30, 2012, future minimum annual payments under operating leases are as follows (in thousands): (in thousands):

	2013	2014	2015	2016	2017	Thereafter	Total
Operating leases	$1,240	$1,373	$1,386	$1,418	$1,122	$—	$6,539

Rent expense under operating leases was $1.6 million, $751,000 and $392,000 for fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

Purchase Commitments

The Company subcontracts with other companies to manufacture its products. During the normal course of business, the Company’s contract manufacturers procure components based upon orders placed by the Company. If the Company cancels all or part of the orders, it may still be liable to the contract manufacturers for the cost of the components purchased by them to manufacture the Company’s products. The Company periodically reviews the potential liability and to date no accruals have been recorded. The Company’s consolidated financial position and results of operations could be negatively impacted if it were required to compensate the contract manufacturers for any liabilities incurred.

Indemnification Obligations

The Company enters into standard indemnification agreements with many of its business partners in the ordinary course of business. These agreements include provisions for indemnifying the business partner against any claim brought by a third party to the extent any such claim alleges that a Ubiquiti product infringes a patent, copyright or trademark, or violates any other proprietary rights of that third party. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is not estimable and the Company has not incurred any material costs to defend lawsuits or settle claims related to these indemnification agreements to date.

Legal Matters

The Company may be involved, from time to time, in a variety of claims, lawsuits, investigations, and proceedings relating to contractual disputes, intellectual property rights, employment matters, regulatory compliance matters and other litigation matters relating to various claims that arise in the normal course of business. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Company assesses its potential liability by analyzing specific litigation and regulatory matters using available information. The Company develops its views on estimated losses in consultation with inside and outside counsel, which involves a subjective analysis of potential results and outcomes, assuming various combinations of appropriate litigation and settlement strategies. Because of the uncertainties related to both the amount and ranges of possible loss from pending litigation matters, the Company is unable to predict with certainty the precise liability that could finally result from a range of possible unfavorable outcomes. Taking all of the above factors into account, the Company records an amount where it is probable that the Company will incur a loss and where that loss can be reasonably estimated. However, the Company’s estimates may be incorrect and the Company could ultimately incur more or less than the amounts initially recorded. Litigation can be costly, diverting management’s attention and could, upon resolution, have a material adverse effect on the Company’s business, results of operations, financial condition, and cash flows.

Export Compliance Matters

In January 2011, the U.S. Commerce Department, Bureau of Industry and Security’s (“BIS”) Office of Export Enforcement (“OEE”) contacted the Company to request that the Company provide information related to its relationship with a logistics company in the UAE and with a company in Iran, as well as information on the export classification of its products. As a result of this inquiry the Company, assisted by outside counsel, conducted a review of the Company’s export transactions from 2008 through March 2011 to not only gather information responsive to the OEE’s request but also to review the Company’s overall compliance with export control and sanctions laws. It was in the course of this review that the Company identified the Iranian sales of two of its distributors.

In May 2011, the Company filed a self-disclosure with the BIS and Security’s Office of Export Enforcement OEE and in June 2011, filed one with U.S. Department of the Treasury’s Office of Foreign Asset Control (“OFAC”) regarding the compliance issues noted above. The disclosures address the above described findings and the remedial actions the Company had taken to date. However, the findings also indicate that both distributors continued to sell, directly or indirectly, the Company’s products into Iran during the period from February 2010 through March 2011 and that the Company received various communications from them indicating that they were continuing to do so. Since January 2011, the Company has cooperated with OEE and, prior to its disclosure filing, the Company informally shared with the OEE the substance of its findings with respect to both distributors. From May 2011 to August 2011, the Company provided additional information regarding its review and its findings to OEE to facilitate its investigation and OEE advised the Company in August 2011 that it had completed its investigation of the Company. In August 2011, the Company received a warning letter from OEE stating that OEE had not referred the findings of the Company’s review for criminal or administrative prosecution and closed the investigation of the Company without penalty.

OFAC is still reviewing the Company’s voluntary disclosure. In the Company’s submission, the Company provided OFAC with an explanation of the activities that led to the sales of its products in Iran and the failure to comply with the Export Administration Regulations (the “EAR”) and OFAC sanctions. Although the Company’s OFAC and OEE voluntary disclosures covered similar sets of facts, which led the OEE to resolve the case with the issuance of a warning letter, OFAC may conclude that the Company’s actions resulted in violations of U.S. export control and economic sanctions laws and warrant the imposition of penalties that could include fines, termination of the Company’s ability to export its products, and/or referral for criminal prosecution. Any such fines may be material to the Company’s financial results in the period in which they are imposed. The penalties may be imposed against the Company and/or its management. The maximum civil monetary penalty for the violations is up to $250,000 or twice the value of the transaction, whichever is greater, per violation. The Company cannot predict when OFAC will complete its review or decide upon the imposition of possible penalties.

Based on the facts known to the Company to date, the Company recorded an expense of $1.6 million for this export compliance matter in fiscal 2010, which represents management’s estimated exposure for fines in accordance with applicable accounting literature. This amount was calculated from information discovered through the Company’s internal review and this loss is deemed to be probable and reasonably estimable. However, the Company also believes that it is reasonably possible that the loss may be higher, but the Company cannot reasonably estimate the range of any further potential losses. Specific information has come to management’s attention based on which, management cannot estimate any further range of possible losses. Should additional facts be discovered in the future and/or should actual fines or other penalties substantially differ from the Company’s estimates, its business, financial condition, cash flows and results of operations would be materially negatively impacted.

NOTE 10—PREFERRED STOCK

Preferred Stock

On March 2, 2010, the Company amended its certificate of incorporation to authorize the issuance of 36,034,630 shares of Series A convertible preferred stock. On March 2, 2010, the Company also entered into a Stock Purchase Agreement and issued 33,898,990 Series A shares and warrants to purchase an additional 2,135,640 Series A shares to a third party investor at $2.95 per share. The total proceeds of $99.5 million, net of $500,000 of issuance costs, $1.3 million out of the total proceeds was allocated to the Series A warrants based on the fair value on the issuance date, and the remaining amount of $98.2 million was allocated to Series A Preferred Stock using the residual method. The proceeds from the issuance of the Series A shares were used to repurchase common stock and fully vested stock options from employees and others.

The fair value of the warrant to purchase the additional 2,135,640 Series A shares was estimated to be $1.3 million at the date of issuance based on the Black-Scholes option pricing model using a risk-free interest rate of 0.14%, volatility of approximately 53%, the contractual life of 0.3 years and 4% dividend rate. In accordance with applicable accounting guidance, the warrant liability was remeasured at fair value at each balance sheet date prior to exercise. The $207,000 decrease in fair value of the warrant liability as measured at March 31, 2010 compared to the initial fair value at issuance was recorded as other income (expense), net in the Company’s statement of operations in the third quarter of fiscal 2010. On June 29, 2010, holders of the warrants exercised their option to purchase 2,135,640 shares of Series A convertible preferred stock at $2.95 per share for total proceeds of $6.3 million, resulting in the reclassification of the warrant liability balance to Series A preferred stock on the Company’s consolidated balance sheet.

In July 2011, the Company repurchased an aggregate of 12,041,700 shares of the Company’s Series A convertible preferred stock from entities affiliated with Summit Partners, L.P., one of the Company’s major stockholders, at a price of $8.97 per share for an aggregate consideration of $108.0 million. Of the aggregate purchase price, $40.0 million was paid in cash at the time of closing and the balance of the shares were paid for through the issuance of convertible subordinated promissory notes in the aggregate principal amount of $68.0 million. The $68.0 million was paid down primarily using proceeds from the term loan the Company executed with East West Bank on September 15, 2011 and funds raised upon the completion of the Company’s initial public offering on October 19, 2011.

NOTE 11—STOCK BASED COMPENSATION

Stock-Based Compensation Plans

2010 Equity Incentive Plan

In March 2010, the Company’s board of directors and stockholders approved the 2010 Equity Incentive Plan (the “2010 Plan”). The 2010 Plan replaced the 2005 Equity Incentive Plan (the “2005 Plan”), and no further awards will be granted pursuant to the 2005 Plan. Under the terms of the 2010 Plan, nonstatutory stock options, stock appreciation rights, restricted stock, and restricted stock units (“RSUs”) may be granted to employees or non-employee service providers. Incentive stock options may be granted only to employees.

The maximum aggregate number of shares that may be awarded under the 2010 Plan as of June 30, 2012 was 8,000,000 shares, plus any shares subject to stock options or similar awards granted under the 2005 Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 2005 Plan that are forfeited to (but not repurchased by) the Company. As of June 30, 2012, the Company had 1,649,294 authorized shares available for issuance under the 2010 Plan.

The 2010 Plan is administered by the board of directors or a committee of the Company’s board of directors. Subject to the terms and conditions of the 2010 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2010 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2010 Plan. Options and RSUs generally vest over a four year period from the date of grant and generally expire five to ten years from the date of grant. The terms of the 2010 Plan provide that an option price shall not be less than 100% of fair market value on the date of grant.

2005 Equity Incentive Plan

With the adoption of the 2010 Plan, no additional awards may be granted under the 2005 Plan. In February 2005, the Company’s board of directors and the stockholders approved the 2005 Plan, which was amended and restated in March 2006. The 2005 Plan provided for the issuance of stock options, restricted stock and stock bonuses to employees, consultants, advisors, directors and officers of the Company. The 2005 Plan was administered by the Company’s board of directors, who determined the terms and conditions for each grant. The terms of the options granted under the 2005 Plan were determined at the time of grant. The Company made use of different vesting schedules through fiscal 2009, but subsequent new grants generally vested as to 25% on the first anniversary of the date of grant and monthly thereafter over the next three years and generally have a term of 10 years from the date of grant. The option prices were determined by the Company’s board of directors.

Employee Stock-based Compensation

The following table shows total stock-based compensation expense included in the Consolidated Statements of Operations for fiscal 2012, 2011 and 2010 (in thousands):

	Years Ended June 30,
	2012	2011	2010
Cost of revenues	$117	$30	$124
Research and development	542	285	26,221
Sales, general and administrative	834	637	9,814

	1,493	952	36,159

Stock Options

The following is a summary of option activity for the Company’s stock incentive plans for fiscal 2012, 2011 and 2010:

	Common Stock Options Outstanding
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
				(In thousands)
Balance, June 30, 2009	7,180,000	$0.04	7.64	$5,516
Granted	594,340	1.87
Options repurchased and cancelled	(794,660)	0.04
Forfeitures and cancellations	(1,183,510)	0.07

Balance, June 30, 2010	5,796,170	$0.23	6.92	$12,642
Granted	1,149,062	3.42
Forfeitures and cancellations	(773,525)	1.03

Balance, June 30, 2011	6,171,707	$0.72	6.44	$43,135
Granted	161,000	10.44
Exercised	(2,885,470)	0.28
Forfeitures and cancellations	(99,792)	4.71

Balance, June 30, 2012	3,347,445	$1.45	6.62	$42,920

Vested and expected to vest as of June 30, 2012	3,306,522	$1.41	6.60	$42,518

Vested and exercisable as of June 30, 2012	2,496,755	$0.55	6.03	$34,197

Additional information regarding options outstanding as of June 30, 2012 is as follows (in thousands, except weighted average exercise price amounts and contractual life):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.01 – $0.04	303,680	4.53	$0.01	303,680	$0.01
$0.05 – $0.39	1,764,890	5.78	0.05	1,764,890	0.05
$0.40 – $2.89	404,840	7.68	1.65	142,575	1.41
$2.90 – $4.07	438,132	8.25	2.90	183,872	2.90
$4.08 – $8.64	389,903	8.81	5.51	101,738	5.42
$8.65 – $26.28	46,000	9.30	14.82	—	—

$0.01 – $26.28	3,347,445	6.62	$1.45	2,496,755	$0.55

During fiscal 2012, the aggregate intrinsic value of options exercised under the Company’s stock incentive plans was $48.6 million as determined as of the date of option exercise. The Company had no option exercises during fiscal 2011 or 2010.

As of June 30, 2012, the Company had unrecognized compensation costs of $1.8 million related to stock options which the Company expects to recognize over a weighted-average period 2.7 years. Future option grants will increase the amount of compensation expense to be recorded in these periods.

The Company estimates the fair value of employee stock options using the Black-Scholes option pricing model. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of employee stock options was estimated using the following weighted average assumptions:

	Years Ended June 30,
	2012	2011	2010
Expected term	6.1 years	6.1 years	6.1 years
Expected volatility	49%	65%	65%
Risk-free interest rate	1.6%	4.2%	4.5%
Expected dividend yield	—	—	—
Weighted average grant date fair value	$5.05	$2.10	$1.14

Expected term. Expected term represents the period that the Company’s stock-based awards are expected to be outstanding. As the Company has limited historical option exercise data, the expected term of the stock options granted to employees was calculated based on the simplified method. Under the simplified method, the expected term is equal to the average of an option’s weighted-average vesting period and its contractual term. The Company is permitted to continue using the simplified method until sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available.

Expected volatility. The expected volatility was based on the historical stock volatilities of a group of publicly listed comparable companies over a period equal to the expected terms of the options, as the Company does not have any trading history to use the volatility of the Company’s common stock.

Expected dividend yield. The Company has never paid dividends on the Company’s common stock and does not expect to pay dividends on its common stock.

Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Fair value of common stock. The Company’s common stock began trading on the NASDAQ Global Select Market on October 14, 2011, upon its initial public offering. The fair value of the Company’s common stock is determined using the market price of the Company’s common stock as of the date of grant. Prior to October 14, 2011, the fair value of the shares of common stock underlying the stock options has historically been the responsibility of and determined by the Company’s board of directors. Because there had been no public market for the Company’s common stock, its board of directors has determined fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors including independent third-party valuations of its common stock, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, amongst other factors.

Forfeiture rate. The Company estimates its forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. The impact from a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual number of future forfeitures differs from that estimated, the Company may be required to record adjustments to stock-based compensation expense in future periods.

Cash received from stock option exercises during the fiscal 2012, 2011 and 2010 were $811,000, zero and zero, respectively.

Restricted Stock Units (“RSUs”)

The following table summarizes the activity of the RSUs made by the Company:

	Number of Shares	Weighted Average Grant Date Fair Value
RSUs granted	501,180	$1.92
RSUs vested	—	—

Non-vested RSUs, June 30, 2010	501,180	$1.92
RSUs granted	112,500	5.14
RSUs vested	(125,295)	1.92

Non-vested RSUs, June 30, 2011	488,385	$2.66
RSUs granted	169,710	22.33
RSUs vested	(146,475)	2.37
RSUs cancelled	(58,000)	8.04

Non-vested RSUs, June 30, 2012	453,620	$9.42

The intrinsic value of RSUs vested in fiscal 2012 and 2011 was $3.5 million and $640,000, respectively. No RSUs vested during fiscal 2010. The total intrinsic value of all outstanding restricted stock units was $6.5 million as of June 30, 2012.

As of June 30, 2012, there was unrecognized compensation costs related to RSUs of $3.7 million which the Company expects to recognize over a weighted average period of 3.7 years.

NOTE 12—INCOME TAXES

The components of income before provision for income taxes were as follows (in thousands):

	Years Ended June 30,
	2012	2011	2010
Domestic	$41,490	$24,484	$(14,731)
Foreign	82,533	37,675	19,994

	$124,023	$62,159	$5,263

The components of the Company’s provision for income taxes consisted of the following:

	Years Ended June 30,
	2012	2011	2010
Current
Foreign	$2,040	$978	$716
Federal	17,437	11,005	9,530
State	2,854	1,612	2,263

Current tax expense	22,331	13,595	12,509

Deferred
Foreign	—	—	—
Federal	(217)	(912)	(1,392)
State	(680)	(251)	(398)

Deferred tax expense	(897)	(1,163)	(1,790)

Provision for income taxes	$21,434	$12,432	$10,719

Significant components of the Company’s deferred tax assets and liabilities consisted of the following:

	June 30,
	2012	2011
Deferred tax assets
Deferred revenue	$—	$525
Allowance for doubtful accounts	238	253
Stock-based compensation	1,016	529
Warranty	—	89
Accrued expenses	256	364
Research and development credits	468	—
Other	186	25

Total deferred tax assets	2,164	1,785

Deferred tax liabilities
Cumulative change in accounting method	—	(1,020)
Other	(1,050)	(548)

Total deferred tax liabilities	(1,050)	(1,568)

Net deferred tax assets (liabilities)	$1,114	$217

The effective tax rate differs from the applicable U.S. statutory federal income tax rate as follows:

	June 30,
	2012	2011	2010
Statutory rate	35.0%	35.0%	35.0%
Stock-based compensation	—	—	233.0
State tax expense	1.0	1.0	23.0
Tax rate differential, foreign income	(23.0)	(20.0)	(120.0)
Foreign credits	—	—	(8.0)
Federal research and development credits	—	(1.0)	(6.0)
Other permanent items	4.3	5.0	35.7
Non-deductible penalties	—	—	11.0

Effective tax rate	17.3%	20.0%	203.7%

In fiscal 2010, stock-based compensation incurred from common stock repurchased in connection with the Summit transaction in March 2010 was not tax deductible, resulting in a decrease in domestic income but no tax benefit. The Company had increased foreign operations in fiscal 2012 as compared to fiscal 2011 and in fiscal 2011 as compared to fiscal 2010 and in fiscal 2010 as compared to fiscal 2009, generating more income on a comparative year over year basis in foreign jurisdictions that have lower tax rates than the U.S.

The Company adopted FASB Accounting Standards Codification 740-10-25 on July 1, 2008. As a result of the implementation, the Company did not recognize any adjustments to the liability for uncertain tax position and therefore did not record any adjustment to the beginning balance of retained earnings on the balance sheet. As of the date of the adoption, the Company had no accrued interest and/or penalties. The Company does not anticipate a significant change to its unrecognized tax benefits over the next twelve months. The unrecognized tax benefits may change during the next year for items that arise in the ordinary course of business.

U.S. income and foreign withholding taxes associated with the repatriation of earnings of foreign subsidiaries have not been provided on $138.0 million of undistributed earnings for certain foreign subsidiaries. The Company intends to reinvest these earnings indefinitely outside of the United States. If these earnings were distributed to the U.S. in the form of dividends or otherwise, or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred, the Company may be subject to additional U.S. income taxes and foreign withholding taxes. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

The Company has California research and development tax credit carryovers of approximately $468,000, which do not expire.

Tax years 2009 through 2012 are subject to examination by the federal tax authorities. There are no income tax examinations currently in process.

Tax years 2008 through 2012 are subject to examination by the state tax authorities. There are no income tax examinations currently in process.

Uncertain Tax Positions

Effective July 1, 2008, the Company adopted a new accounting standard that provides guidance on accounting for uncertainty in income taxes. The adoption had no effect on the Company’s consolidated financial statements. A reconciliation of the beginning and ending balances of the unrecognized tax benefits during the years ended June 30, 2012, 2011 and 2010 consist of the following:

	Years Ended June 30,
	2012	2011	2010
	(In thousands)
Unrecognized benefit—beginning of period	$2,020	$762	$264
Gross increases—current year tax positions	4,697	1,258	498
Gross increases—prior year tax positions	1,108	—	—

Unrecognized benefit—end of period	$7,825	$2,020	$762

The total amount of unrecognized tax benefits that would affect the Company’s effective tax rate if recognized is $7.1 million.

Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense and were immaterial. The Company files income tax returns in the United States, various states and certain foreign jurisdictions.

NOTE 13— SEGMENT INFORMATION, REVENUES BY GEOGRAPHY AND SIGNIFICANT CUSTOMERS

Revenues by product type were as follows (in thousands, except percentages):

	Years Ended June 30,
	2012		2011		2010
airMAX	$223,743	63%	$113,001	57%	$37,525	27%
New platforms	29,465	8%	2,513	1%	—	—%
Other systems	52,086	15%	44,884	23%	75,368	55%

Systems	305,294	86%	160,398	81%	112,893	82%
Embedded radio	10,056	3%	14,762	7%	14,047	10%
Antennas/other	38,167	11%	22,714	12%	10,012	8%

Total revenues	$353,517	100%	$197,874	100%	$136,952	100%

The Company generally forwards products directly from its manufacturers to its distributors in Hong Kong, who in turn ship to other locations throughout the world. The Company has determined the geographical distribution of product revenues based upon the ship-to destinations.

Revenues by geography were as follows (in thousands, except percentages):

	Years Ended June 30,
	2012		2011		2010
North America(1)	$88,309	25%	$61,920	31%	$56,995	42%
South America	88,325	25%	50,824	26%	13,520	10%
Europe, the Middle East and Africa	130,494	37%	68,297	35%	55,089	40%
Asia Pacific	46,389	13%	16,833	8%	11,348	8%

Total revenues	$353,517	100%	$197,874	100%	$136,952	100%

(1)	Revenue for the United States was $84.3 million, $60.0 million and $56.2 million for fiscal 2012, 2011 and 2010, respectively.

Customers with an accounts receivable balance of 10% or greater of total accounts receivable and customers with net revenues of 10% or greater of total revenues are presented below for the periods indicated:

	Percentage of Revenues			Percentage of Accounts Receivable
	Years Ended June 30,			June 30,
	2012	2011	2010	2012	2011
Flytec Computers Inc.	16%	20%	17%	19%	21%
Streakwave Wireless Inc.	10%	15%	13%	11%	25%
Discomp	*	*	*	12%	*

*	denotes less than 10%

NOTE 14—401(k) BENEFIT PLAN

The Company sponsors a 401(k) defined contribution plan. It matches 1% of the first 4% of an employee’s compensation contributed to the plan. The Company’s contributions to the plan were $47,000, $28,000 and $20,000 for fiscal 2012, 2011 and 2010, respectively.

NOTE 15—SUBSEQUENT EVENTS

Loan and Security Agreement

On August 7, 2012, the Company entered into a Loan and Security Agreement (the “Loan Agreement”) with U.S. Bank, as syndication agent, and East West Bank, as administrative agent. The Loan Agreement replaces the EWB Loan Agreement as discussed in Note 8. The Loan Agreement provides for (i) a $50.0 million revolving credit facility, with a $5.0 million sublimit for the issuance of letters of credit and a $5.0 million sublimit for the making of swingline loan advances (the “Revolving Credit Facility”), and (ii) a $50.0 million term loan facility (the “Term Loan Facility”). The Company may request borrowings under the Revolving Credit Facility until August 7, 2015. On August 7, 2012, the Company borrowed an additional $20.8 million of term loans under the Term Loan Facility.

The loans bear interest, at the Company’s option, at the base rate plus a spread of 1.25% to 1.75% or an adjusted LIBOR rate (based, at the Company’s election, on a period of 30, 60, or 90 days) plus a spread of 2.25% to 2.75%, in each case with such spread being determined based on the debt service coverage ratio for the last fiscal quarter. The base rate means the highest of East West Bank’s prime rate, the federal funds rate plus a margin equal to 0.50%, or the adjusted LIBOR rate for a period of 30, 60, or 90 days plus a margin equal to 1.00%. The Company is also obligated to pay other customary closing fees, arrangement fees, administration fees, commitment fees and letter of credit fees for a credit facility of this size and type.

Interest is due and payable in arrears monthly in the case of loans bearing interest at the base rate and at the end of an interest period (or quarterly in the case of loans with interest periods greater than three months) in the case of loans bearing interest at the adjusted LIBOR rate. Principal payments under the Term Loan Facility will be made in quarterly installments, each such quarterly installment shall be equal to $1.25 million until August 7, 2014, then equal to $1.875 million until August 7, 2015, and then equal to $2.5 million until August 7, 2017, subject to adjustment as a result of any prepayments, with the remaining outstanding principal balance and all accrued and unpaid interest due on August 7, 2017. All outstanding loans under the Revolving Credit Facility, together with all accrued and unpaid interest, are due on August 7, 2015.

The Company may prepay the loans, in whole or in part, at any time without premium or penalty, subject to certain conditions including minimum amounts and reimbursement of certain costs in the case of prepayments of LIBOR loans. In addition, the Company is required to prepay the loan under the Term Loan Facility with the proceeds from certain financing transactions or asset sales (subject, in the case of asset sales, to reinvestment rights) and with 25.0% of the Company’s excess cash flow, as determined after each fiscal year and in accordance with the Loan Agreement, provided that the Company shall not be required to prepay the loan out of its excess cash flow if its leverage ratio is greater than 1.50:1.00 on the last day of such fiscal year.

All of the obligations under the Loan Agreement are secured by substantially all of the Company’s assets, including all of the capital stock of the Company’s future domestic subsidiaries and 65% of the capital stock of the Company’s existing and future foreign subsidiaries, but excluding the Company’s intellectual property. All of the Company’s future domestic subsidiaries are required to guaranty the obligations under the Loan Agreement. Such guarantees by future subsidiaries will be secured by substantially all of the property of such subsidiaries, excluding intellectual property.

The Loan Agreement contains customary affirmative and negative covenants, including covenants that limit or restrict the Company and its subsidiaries’ ability to, among other things, incur indebtedness, grant liens, merge or consolidate, dispose of assets, pay dividends or make distributions, make investments, make acquisitions, prepay certain indebtedness, change the nature of its business, enter into certain transactions with affiliates, enter into restrictive agreements, and make capital expenditures, in each case subject to customary exceptions for a credit facility of this size and type. The Company is also required to maintain compliance with a debt service coverage ratio, a leverage ratio, and a minimum level of liquidity.

The Loan Agreement includes customary events of default that, include among other things, non-payment defaults, defaults due to the inaccuracy of representations and warranties, covenant defaults, cross default to material indebtedness, bankruptcy and insolvency defaults, material judgment defaults, defaults due to the unenforceability of a guaranty, and defaults due to circumstances that have or could have a material adverse effect. The occurrence of an event of default could result in the acceleration of the obligations under the Loan Agreement. During the existence of an event of default, interest on the obligations under the Loan Agreement could be increased by 2.00% above the otherwise applicable interest rate.

Common Stock Repurchase

On August 9, 2012, the Company announced that its Board of Directors authorized the Company to repurchase up to $100 million of its common stock. The share repurchase program commenced Monday, August 13, 2012. The share repurchase program will be funded from existing cash on hand and from the proceeds from the Loan Agreement as discussed above. Through September 21, 2012, the Company had repurchased 3,101,214 shares of its outstanding common stock at an average price of $9.79 per share for a total cost of $30.4 million.

Shareholder Class Action Lawsuits

Beginning on September 7, 2012, two purported shareholder class action complaints were filed against the Company, certain of its officers and directors and the underwriters of the Company’s initial public offering in the United States District Court for the Northern District of California. The complaints purport to bring claims under the Securities Act of 1933, the Securities Exchange Act of 1934 and SEC Rule 10b-5 on behalf a class of purchasers of the Company’s common stock from October 14, 2011 through August 9, 2012 and/or who acquired the Company’s stock pursuant to or traceable to the registration statement for the IPO. The complaints seek, among other things, compensatory damages, rescission, and attorneys’ fees and costs.

The Company believes that the allegations in the complaints are without merit and intend to vigorously contest the litigation. However, there can be no assurance that the Company will be successful in its defense and the Company cannot currently estimate a range of possible losses it may experience in connection with this litigation.

NOTE 16—SUPPLEMENTARY DATA (UNAUDITED)

The following table presents the Company’s unaudited consolidated statements of operations data for each of the eight quarters during fiscal 2012 and 2011. In management’s opinion, this information has been presented on the same basis as the audited consolidated financial statements included in a separate section of this report, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts below to state fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and related notes. The operating results for any quarter should not be relied upon as necessarily indicative of results for any future period.

	Fiscal 2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenue	$79,167	$87,817	$91,665	$94,868
Gross profit	33,013	37,290	39,659	41,041
Income from operations	27,500	31,176	32,556	34,060
Net income	21,493	24,691	27,920	28,485
Net income (loss) attributable to common stockholders—basic	(81,234)	14,428	27,920	28,485
Net income (loss) attributable to common stockholders—diluted	(81,234)	14,443	27,920	28,485
Net income (loss) per share of common stock:
Basic	$(1.30)	$0.16	$0.30	$0.31
Diluted	$(1.30)	$0.16	$0.30	$0.30

	Fiscal 2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenue	$34,082	$45,087	$51,151	$67,554
Gross profit	13,629	18,042	21,104	28,037
Income from operations	9,468	13,680	16,282	22,650
Net income	7,581	10,978	13,033	18,135
Net income (loss) attributable to common stockholders—basic	3,722	4,037	3,097	(9,383)
Net income (loss) attributable to common stockholders—diluted	3,793	4,122	3,168	(9,383)
Net income (loss) per share of common stock:
Basic	$0.06	$0.06	$0.05	$(0.15)
Diluted	$0.06	$0.06	$0.05	$(0.15)

UBIQUITI NETWORKS, INC.

Condensed Consolidated Balance Sheets

(In thousands, except share data)

(Unaudited)

	March 31, 2013	June 30, 2012
Assets
Current assets:
Cash and cash equivalents	$181,689	$122,060
Accounts receivable, net of allowance for doubtful accounts of $2,700 and $1,266, respectively	38,417	75,644
Inventories	19,381	7,734
Current deferred tax asset	882	882
Prepaid expenses and other current assets	3,269	1,577

Total current assets	243,638	207,897
Property and equipment, net	6,178	4,471
Long-term deferred tax asset	232	232
Other long–term assets	1,775	1,136

Total assets	$251,823	$213,736

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$31,257	$26,450
Customer deposits	3,010	235
Deferred revenues	1,841	805
Income taxes payable	4,601	946
Debt—short-term	5,011	6,968
Other current liabilities	10,976	17,031

Total current liabilities	56,696	52,435
Long-term taxes payable	7,727	7,727
Debt—long-term	72,358	22,623

Total liabilities	136,781	82,785

Commitments and contingencies (Note 9)
Stockholders’ equity:
Preferred stock—$0.001 par value; 50,000,000 shares authorized; none issued	—	—
Common stock—$0.001 par value; 500,000,000 shares authorized:
87,067,124 and 92,049,978 outstanding at March 31, 2013 and June 30, 2012, respectively	87	92
Additional paid–in capital	131,429	128,981
Treasury stock—44,238,960 and 39,079,910 shares held in treasury at March 31, 2013 and June 30, 2012, respectively	(123,864)	(69,515)
Retained earnings	107,390	71,393

Total stockholders’ equity	115,042	130,951

Total liabilities and stockholders’ equity	$251,823	$213,736

See notes to condensed consolidated financial statements.

UBIQUITI NETWORKS, INC.

Condensed Consolidated Statements of Operations

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2013	2012	2013	2012
Revenues	$83,155	$91,665	$219,591	$258,649
Cost of revenues	47,690	52,006	128,621	148,687

Gross profit	35,465	39,659	90,970	109,962

Operating expenses:
Research and development	5,677	4,619	15,440	11,671
Sales, general and administrative	6,285	2,484	16,133	7,059

Total operating expenses	11,962	7,103	31,573	18,730

Income from operations	23,503	32,556	59,397	91,232
Interest expense and other, net	(287)	(190)	(570)	(1,136)

Income before provision for income taxes	23,216	32,366	58,827	90,096
Provision for income taxes	2,549	4,446	7,178	15,992

Net income	$20,667	$27,920	$51,649	$74,104
Preferred stock cumulative dividend and accretion of cost of preferred stock	—	—	—	(112,431)

Net income (loss) attributable to common stockholders	$20,667	$27,920	$51,649	$(38,327)

Net income (loss) per share of common stock:
Basic	$0.24	$0.30	$0.58	$(0.48)

Diluted	$0.23	$0.30	$0.57	$(0.48)

Weighted average shares used in computing net income (loss) per share of common stock:
Basic	87,004	91,861	88,702	80,648

Diluted	88,953	94,177	90,656	80,648

Cash dividends declared per common share	$—	$—	$0.18	$—

See notes to condensed consolidated financial statements.

UBIQUITI NETWORKS, INC.

Condensed Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Nine Months Ended March 31,
	2013	2012
Cash Flows from Operating Activities:
Net income	$51,649	$74,104
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,262	394
Provision for inventory obsolescence	1,075	505
Excess tax benefit from employee stock-based awards	(414)	(11,421)
Stock-based compensation	2,249	1,032
Loss on disposal of fixed assets	150	—
Provision for doubtful accounts	1,596	670
Changes in operating assets and liabilities:
Accounts receivable	35,631	(29,387)
Inventories	(12,722)	(3,953)
Deferred cost of revenues	(541)	(41)
Prepaid expenses and other assets	(1,461)	4,758
Accounts payable	5,030	9,775
Taxes payable	3,655	12,417
Deferred revenues	1,036	741
Accrued liabilities and other	(2,511)	(7,891)

Net cash provided by operating activities	85,684	51,703

Cash Flows from Investing Activities:
Purchase of property and equipment and other long-term assets	(4,408)	(1,617)

Net cash used in investing activities	(4,408)	(1,617)

Cash Flows from Financing Activities:
Proceeds from term loan, net	50,833	34,822
Repayments on term loan balance	(3,083)	(3,500)
Repurchases of common stock	(54,354)	—
Payment of special common stock dividend	(15,652)	—
Repurchase of Series A convertible preferred stock	—	(108,000)
Issuance of convertible subordinated promissory notes	—	68,000
Payment of convertible subordinated promissory notes	—	(68,000)
Proceeds from shares issued in initial public offering, net of offering costs	—	32,443
Proceeds from exercise of stock options	306	567
Excess tax benefit from employee stock-based awards	414	11,421
Tax withholdings related to net share settlements of restricted stock units	(111)	—

Net cash used in financing activities	(21,647)	(32,247)

Net increase in cash and cash equivalents	59,629	17,839
Cash and cash equivalents at beginning of period	122,060	76,361

Cash and cash equivalents at end of period	$181,689	$94,200

Non-Cash Investing and Financing Activities:
Conversion of preferred stock into common stock in conjunction with initial public offering	$—	$150,278

See notes to condensed consolidated financial statements.

UBIQUITI NETWORKS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1—BUSINESS AND BASIS OF PRESENTATION

Business—Ubiquiti Networks, Inc. was incorporated in the State of California in 2003 as Pera Networks, Inc. In 2005 the Company changed its name to Ubiquiti Networks, Inc. and commenced its current operations. In June 2010, the Company was re-incorporated in Delaware.

Ubiquiti Networks, Inc. and its wholly owned subsidiaries (collectively, “Ubiquiti” or the “Company”) is a product driven company that leverages innovative proprietary technologies to deliver networking solutions to both startup and established network operators and service providers.

On October 13, 2011, the Company entered into an underwriting agreement for its initial public offering of common stock at $15.00 per share. The Company’s initial public offering closed on October 19, 2011. Immediately prior to the closing of the initial public offering, all outstanding shares of the Company’s preferred stock converted to common stock on a one for one basis.

The Company operates on a fiscal year ending June 30. In this Quarterly Report, the fiscal year ended June 30, 2013 is referred to as “fiscal 2013” and the fiscal year ending June 30, 2012 is referred to as “fiscal 2012.”

Basis of Presentation—The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) related to interim financial statements based on applicable Securities and Exchange Commission (“SEC”) rules and regulations. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. This information reflects all adjustments, which are, in the opinion of the Company, of a normal and recurring nature and necessary to state fairly the statements of financial position, results of operations and cash flows for the dates and periods presented. The June 30, 2012 balance sheet was derived from the audited financial statements as of that date. All significant intercompany transactions and balances have been eliminated.

These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the fiscal year ended June 30, 2012 included in its Annual Report on Form 10-K, as filed on September 28, 2012 with the SEC (the “Annual Report”). The results of operations for the three and nine months ended March 31, 2013 are not necessarily indicative of the results to be expected for any future periods.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are disclosed in its audited consolidated financial statements for the year ended June 30, 2012 included in the Annual Report.

Recent Accounting Pronouncements

The Company does not believe there have been any recent accounting pronouncements that would have a significant impact on the Company’s financial statements.

NOTE 3—FAIR VALUE OF FINANCIAL INSTRUMENTS

Pursuant to the accounting guidance for fair value measurements and its subsequent updates, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The accounting guidance establishes a three-tier fair value hierarchy that requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The fair value hierarchy prioritizes the inputs into three levels that may be used in measuring fair value as follows:

Level 1—observable inputs which include quoted prices in active markets for identical assets of liabilities.

Level 2—inputs which include observable inputs other than Level 1, such as quoted prices for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3—inputs which include unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the underlying asset or liability. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

The Company’s financial assets at March 31, 2013 and June 30, 2012 included money market funds which were valued based on quoted prices in active markets for substantially similar assets and, therefore, were Level 1 instruments. Additionally, at March 31, 2013 and June 30, 2012 the Company had debt associated with its Loan and Security Agreement with East West Bank (See Note 8). The fair value of the Company’s debt was estimated based on the current rates offered to the Company for debt with similar terms and remaining maturities and were therefore Level 2 instruments.

As of March 31, 2013 and June 30, 2012, the fair value hierarchy for the Company’s financial assets and financial liabilities was as follows (in thousands):

	March 31, 2013				June 30, 2012
	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Assets:
Money market funds	$165,242	$165,242	$—	$—	$108,228	$108,228	$—	$—
Liabilities:
Debt	$77,369	$—	$77,369	$—	$29,591	$—	$29,591	$—

NOTE 4—EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated (in thousands, except per share data):

	Three Months Ended March 31,		Nine Months Ended March 31,
	2013	2012	2013	2012
Numerator:
Net income (loss) attributable to common stockholders	$20,667	$27,920	$51,649	$(38,327)

Denominator:
Weighted-average shares used in computing basic net income (loss) per share	87,004	91,861	88,702	80,648
Add—dilutive potential common shares:
Stock options	1,803	2,044	1,808	—
Restricted stock units	146	272	146	—

Weighted-average shares used in computing diluted net income (loss) per share	88,953	94,177	90,656	80,648

Net income (loss) per share of common stock:
Basic	$0.24	$0.30	$0.58	$(0.48)

Diluted	$0.23	$0.30	$0.57	$(0.48)

The following table summarizes the total potential shares of common stock that were excluded from the diluted per share calculation, because to include them would have been anti-dilutive for the period (in thousands):

	Three Months Ended March 31,		Nine Months Ended March 31,
	2013	2012	2013	2012
Stock options	655	11,214	356	3,441
Restricted stock units	205	5,000	129	470

	860	16,214	485	3,911

NOTE 5—CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following (in thousands):

	March 31, 2013	June 30, 2012
Cash	$16,447	$13,832
Money market funds	165,242	108,228

	$181,689	$122,060

NOTE 6—BALANCE SHEET COMPONENTS

Inventories

Inventories consisted of the following (in thousands):

	March 31, 2013	June 30, 2012
Raw materials	$2,629	$4,668
Finished goods	16,752	3,066

	$19,381	$7,734

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	March 31, 2013	June 30, 2012
Non-trade receivables	1,548	1,019
Other current assets	1,721	558

	$3,269	$1,577

Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	March 31, 2013	June 30, 2012
Testing equipment	$3,126	$2,293
Computer and other equipment	828	578
Tooling equipment	1,605	532
Furniture and fixtures	641	595
Leasehold improvements	1,808	1,424
Software	229	77
Construction in progress	60	—

	8,297	5,499
Less: Accumulated depreciation and amortization	(2,119)	(1,028)

	$6,178	$4,471

Other Long-term Assets

Other long-term assets consisted of the following (in thousands):

	March 31, 2013	June 30, 2012
Intangible assets, net	$1,073	$748
Other long-term assets	702	388

	$1,775	$1,136

Other Current Liabilities

Accrued liabilities consisted of the following (in thousands):

	March 31, 2013	June 30, 2012
Accrued compensation and benefits	$3,068	$2,657
Accrued accounts payable	405	6,636
Accrual for an export compliance matter	1,625	1,625
Warranty accrual	2,653	1,381
Other accruals	3,225	4,732

	$10,976	$17,031

NOTE 7—ACCRUED WARRANTY

The Company offers warranties on certain products, generally for a period of one year, and records a liability for the estimated future costs associated with potential warranty claims. The warranty costs are reflected in the Company’s consolidated statement of operations within cost of revenues. The warranties are typically in effect for 12 months from the distributor’s purchase date of the product. The Company’s estimate of future warranty costs is largely based on historical experience factors including product failure rates, material usage, and service delivery cost incurred in correcting product failures. In certain circumstances, the Company may have recourse from its contract manufacturers for replacement cost of defective products, which it also factors into its warranty liability assessment.

Warranty obligations, included in other current liabilities, were as follows (in thousands):

	Nine Months Ended March 31,
	2013	2012
Beginning balance	$1,381	$806
Accruals for warranties issued during the period	3,076	1,572
Warranty costs incurred during the period	(1,804)	(991)

	$2,653	$1,387

NOTE 8—DEBT

In July 2011, the Company repurchased an aggregate of 12,041,700 shares of the Company’s Series A convertible preferred stock from entities affiliated with Summit Partners, L.P., one of the Company’s major stockholders, at a price of $8.97 per share for an aggregate consideration of $108.0 million. Of the aggregate purchase price, $40.0 million was paid in cash at the time of closing and the balance of the shares were paid for through the issuance of convertible subordinated promissory notes in the aggregate principal amount of $68.0 million. On September 15, 2011, $34.0 million was paid against the notes and was financed through the Company’s EWB Loan Agreement (as further described below) reducing the aggregate principal amount outstanding to $34.0 million. The remainder of the notes were retired in October 2011 with the proceeds of the Company’s initial public offering and existing cash balances. The interest rate on the notes started at 5% per annum and increased by two percentage points every three months until it would have reached 9% in January 2012. The notes were prepayable without penalty prior to April 21, 2012, and were required to be paid in the event of the Company’s initial public offering or third party financing prior to April 21, 2012. The notes matured on July 21, 2021. The unpaid principal on the notes was convertible into shares of Series A preferred stock at $8.97 per share at any point after July 21, 2012. The difference between the repurchase price and the carrying value of the repurchased preferred stock on June 30, 2011 was $59.0 million. The difference was debited to available retained earnings with the remaining amount debited to additional paid-in capital and reduced the net income attributable to common stock shareholders resulting in a reduction of basic and diluted net income per share.

On September 15, 2011, the Company entered into a Loan and Security Agreement with East West Bank, (the “EWB Loan Agreement”), which was replaced by the Loan Agreement as discussed below. The credit facilities available under the EWB Loan Agreement consist of a $35.0 million term loan facility and a $5.0 million revolving line of credit facility. The term loan matures on September 15, 2016 with principal and interest to be repaid in 60 monthly installments. The Company used $34.0 million of the term loan to repay a portion of the outstanding convertible subordinated promissory notes held by entities affiliated with Summit Partners, L.P leaving $1.0 million available for borrowing under the term loan facility.

On August 7, 2012, the Company entered into a Loan and Security Agreement (the “Loan Agreement”) with U.S. Bank, as syndication agent, and East West Bank, as administrative agent for the lenders party to the Loan

Agreement. The Loan Agreement replaced the EWB Loan Agreement discussed above. The Loan Agreement provides for (i) a $50.0 million revolving credit facility, with a $5.0 million sublimit for the issuance of letters of credit and a $5.0 million sublimit for the making of swingline loan advances (the “Revolving Credit Facility”), and (ii) a $50.0 million term loan facility (the “Term Loan Facility”). The Company may request borrowings under the Revolving Credit Facility until August 7, 2015. On August 7, 2012, the Company borrowed $20.8 million under the Term Loan Facility, and no borrowings remain available for borrowing thereunder. On November 21, 2012, the Company borrowed $10.0 million under the Revolving Credit Facility. On December 20, 2012, the Company borrowed an additional $20.0 million under the Revolving Credit Facility, and $20.0 million remains available for borrowing thereunder.

The loans bear interest, at the Company’s option, at the base rate plus a spread of 1.25% to 1.75% or an adjusted LIBOR rate (at the Company’s election, for a period of 30, 60, or 90 days) plus a spread of 2.25% to 2.75%, in each case with such spread being determined based on the debt service coverage ratio for its most recently ended fiscal quarter. The base rate is the highest of (i) East West Bank’s prime rate, (ii) the federal funds rate plus a margin equal to 0.50%, or (iii) the LIBOR rate plus a margin equal to 1.00%. The Company is also obligated to pay other customary closing fees, arrangement fees, administration fees, commitment fees and letter of credit fees for a credit facility of this size and type.

Interest is due and payable monthly in arrears in the case of loans bearing interest at the base rate and at the end of an interest period in the case of loans bearing interest at the adjusted LIBOR rate. Principal payments under the Term Loan Facility will be made in quarterly installments on the first day of each calendar quarter, and each such quarterly installment shall be equal to $1.25 million through July 1, 2014, then equal to $1.875 million from October 1, 2014 through July 1 2015, and then equal to $2.5 million from October 1, 2015 through July 1, 2017, with the remaining outstanding principal balance and all accrued and unpaid interest due on August 7, 2017. All outstanding loans under the Revolving Credit Facility, together with all accrued and unpaid interest, are due on August 7, 2015.

The Company may prepay the loans, in whole or in part, at any time without premium or penalty, subject to certain conditions including minimum amounts and reimbursement of certain costs in the case of prepayments of LIBOR loans. In addition, the Company is required to prepay the loan under the Term Loan Facility with (i) the proceeds from certain financing transactions or asset sales (subject, in the case of asset sales, to reinvestment rights) and (ii) 25.0% of the Company’s excess cash flow in the U.S., as determined after each fiscal year and in accordance with the Loan Agreement, provided that the Company shall not be required to prepay the loan out of its excess cash flow if its leverage ratio is greater than 1.50:1.00 on the last day of such fiscal year.

All of the obligations of the Company under the Loan Agreement are collateralized by substantially all of the Company’s assets, including all of the capital stock of the Company’s future domestic subsidiaries and 65% of the capital stock of the Company’s existing and future foreign subsidiaries, but excluding the Company’s intellectual property, which is subject to a negative pledge agreement. All of the Company’s future domestic subsidiaries are required to guaranty the obligations under the Loan Agreement. Such guarantees by future subsidiaries will be collateralized by substantially all of the property of such subsidiaries, excluding intellectual property.

The Loan Agreement contains customary affirmative and negative covenants, including covenants that limit or restrict the Company and its subsidiaries’ ability to, among other things, incur indebtedness, grant liens, merge or consolidate, dispose of assets, pay dividends or make distributions, make investments, make acquisitions, prepay certain indebtedness, change the nature of its business, enter into certain transactions with affiliates, enter into restrictive agreements, and make capital expenditures, in each case subject to customary exceptions for a credit facility of this size and type. The Company is also required to maintain a minimum debt service coverage ratio, a maximum leverage ratio, and a minimum liquidity ratio. As of March 31, 2013, the Company was in compliance with all affirmative and negative covenants, debt service coverage ratio, leverage ratio and liquidity ratio requirements.

The Loan Agreement includes customary events of default that, include among other things, defaults for the failure to timely pay principal, interest, or other amounts due, defaults due to the inaccuracy of representations and warranties, covenant defaults, a cross default to material indebtedness, bankruptcy and insolvency defaults, material judgment defaults, defaults due to the unenforceability of a guaranty, and defaults due to circumstances that have or could reasonably be expected to have a material adverse effect on the Company’s business, operations or financial condition, its ability to pay or perform under the Loan Agreement, or on the lenders’ security interests. The occurrence of an event of default could result in the acceleration of the obligations under the Loan Agreement. During the existence of an event of default, interest on the obligations under the Loan Agreement could be increased by 2.00% above the otherwise applicable interest rate.

During the three and nine months ended March 31, 2013, the Company made aggregate payments of $1.3 million and $3.1 million, respectively, against the loan balance. As of March 31, 2013, the Company has classified $5.0 million and $72.4 million in short-term and long-term debt, respectively, on its consolidated balance sheet related to the Loan Agreement.

The following table summarizes our estimated debt and interest payment obligations as of March 31, 2013 (in thousands):

	2013 (remainder)	2014	2015	2016	2017	Thereafter	Total
Debt payment obligations	$1,250	$5,000	$6,875	$39,375	$10,000	$15,000	$77,500
Interest payments on debt payment obligations	472	1,859	1,723	1,043	532	125	5,754

Total	$1,722	$6,859	$8,598	$40,418	$10,532	$15,125	$83,254

NOTE 9—COMMITMENTS AND CONTINGENCIES

Operating Leases

Certain facilities and equipment are leased under noncancelable operating leases. The Company generally pays taxes, insurance and maintenance costs on leased facilities and equipment. The Company leases office space in San Jose, California and other locations under various non-cancelable operating leases that expire at various dates through 2018.

In December 2011, the Company entered into an agreement to lease approximately 64,512 square feet of office and research and development space located in San Jose, California, which the Company uses as its corporate headquarters. The lease term is from April 1, 2012, through July 31, 2017. The lease has been categorized as an operating lease, and the total estimated rent expense to be recognized is $4.9 million.

At March 31, 2013, future minimum annual payments under operating leases are as follows (in thousands):

	2013 (remainder)	2014	2015	2016	2017	Thereafter	Total
Operating leases	$407	$1,712	$1,678	$1,638	$1,129	$94	$6,658

Purchase Commitments

The Company subcontracts with other companies to manufacture its products. During the normal course of business, the Company’s contract manufacturers procure components based upon orders placed by the Company. If the Company cancels all or part of the orders, it may still be liable to the contract manufacturers for the cost of the components purchased by them to manufacture the Company’s products. The Company periodically reviews the potential liability and to date no significant accruals have been recorded. The Company’s consolidated financial position and results of operations could be negatively impacted if it were required to compensate the contract manufacturers for any liabilities incurred.

Indemnification Obligations

The Company enters into standard indemnification agreements with many of its business partners in the ordinary course of business. These agreements include provisions for indemnifying the business partner against any claim brought by a third party to the extent any such claim alleges that a Ubiquiti product infringes a patent, copyright or trademark, or violates any other proprietary rights of that third party. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is not estimable and the Company has not incurred any material costs to defend lawsuits or settle claims related to these indemnification agreements to date.

Legal Matters

The Company may be involved, from time to time, in a variety of claims, lawsuits, investigations, and proceedings relating to contractual disputes, intellectual property rights, employment matters, regulatory compliance matters and other litigation matters relating to various claims that arise in the normal course of business. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Company assesses its potential liability by analyzing specific litigation and regulatory matters using available information. The Company develops its views on estimated losses in consultation with inside and outside counsel, which involves a subjective analysis of potential results and outcomes, assuming various combinations of appropriate litigation and settlement strategies. Taking all of the above factors into account, the Company records an amount where it is probable that the Company will incur a loss and where that loss can be reasonably estimated. However, the Company’s estimates may be incorrect and the Company could ultimately incur more or less than the amounts initially recorded. Litigation can be costly, diverting management’s attention and could, upon resolution, have a material adverse effect on the Company’s business, results of operations, financial condition, and cash flows.

Export Compliance Matters

In January 2011, the U.S. Commerce Department, Bureau of Industry and Security’s (“BIS”) Office of Export Enforcement (“OEE”) contacted the Company to request that the Company provide information related to its relationship with a logistics company in the United Arab Emirates (“UAE”) and with a company in Iran, as well as information on the export classification of its products. As a result of this inquiry the Company, assisted by outside counsel, conducted a review of the Company’s export transactions from 2008 through March 2011 to not only gather information responsive to the OEE’s request but also to review the Company’s overall compliance with export control and sanctions laws. The Company believes its products have been sold into Iran by third parties. The Company does not believe that it directly sold, exported or shipped its products into Iran or any other country subject to a U.S. embargo. However, until early 2010, the Company did not prohibit its distributors from selling its products into Iran or any other country subject to a U.S. embargo. In the course of this review the Company identified that two distributors may have sold the Company’s products into Iran. The Company’s review also found that while it had obtained required Commodity Classification Rulings for its products in June 2010 and November 2010, the Company did not advise its shipping personnel to change the export authorizations used on its shipping documents until February 2011. During the course of the Company’s export control review, the Company also determined that it had failed to maintain adequate records for the five year period required by the EAR and the sanctions regulations due to its lack of infrastructure and because it was prior to its transition to its current system of record, NetSuite.

In May 2011, the Company filed a self-disclosure statement with the BIS and OEE. In June 2011, the Company filed a self-disclosure statement with the U.S. Department of the Treasury’s Office of Foreign Asset Control (“OFAC”) regarding the compliance issues noted above. The disclosures address the above described findings and the remedial actions the Company had taken to date. However, the findings also indicate that both distributors continued to sell, directly or indirectly, the Company’s products into Iran during the period from February 2010 through March 2011 and that the Company received various communications from them indicating that they were continuing to do so. Since January 2011, the Company has cooperated with OEE and, prior to its disclosure filing, the Company informally shared with the OEE the substance of its findings with respect to both distributors. From May 2011 to August 2011, the Company provided additional information regarding its review and its findings to OEE to facilitate its investigation and OEE advised the Company in August 2011 that it had completed its investigation of the Company. In August 2011, the Company received a warning letter from OEE stating that OEE had not referred the findings of the Company’s review for criminal or administrative prosecution and closed the investigation of the Company without penalty.

OFAC is still reviewing the Company’s voluntary disclosure. In the Company’s submission, the Company provided OFAC with an explanation of the activities that led to the sales of its products in Iran and the failure to comply with the Export Administration Regulations (the “EAR”) and OFAC sanctions. Although the Company’s OFAC and OEE voluntary disclosures covered similar sets of facts, which led the OEE to resolve the case with the issuance of a warning letter, OFAC may conclude that the Company’s actions resulted in violations of U.S. export control and economic sanctions laws and warrant the imposition of penalties that could include fines, termination of the Company’s ability to export its products, and/or referral for criminal prosecution. The penalties may be imposed against the Company and/or its management. The maximum civil monetary penalty for the violations is up to $250,000 or twice the value of the transaction, whichever is greater, per violation. Any such fines or restrictions may be material to the Company’s financial results in the period in which they are imposed. The Company cannot predict when OFAC will complete its review or decide upon the imposition of possible penalties.

While the Company has taken actions designed to ensure that export classification information is distributed to the appropriate personnel in a timely manner and has adopted policies and procedures to promote its compliance with applicable export laws and regulations, including obtaining written distribution agreements with substantially all of its distributors that contain covenants requiring compliance with U.S. export control and economic sanctions law; notifying all of its distributors of their obligations and obtaining updated distribution agreements from distributors that accounted for approximately 99% of its revenue in fiscal 2012. However the Company cannot be sure such actions will be effective. Additionally, the Company’s failure to amend all its distribution agreements and to implement more robust compliance controls immediately after the discovery of Iran-related sales activity in early 2010 may be aggravating factors that could impact the imposition of penalties imposed on the Company or its management. Based on the facts known to the Company to date, the Company recorded an expense of $1.6 million for this export compliance matter in fiscal 2010, which represents management’s estimated exposure for fines in accordance with applicable accounting literature. This amount was calculated from information discovered through the Company’s internal review and this loss is deemed to be probable and reasonably estimable. However, the Company also believes that it is reasonably possible that the loss may be higher, but the Company cannot reasonably estimate the range of any further potential losses. Should additional facts be discovered in the future and/or should actual fines or other penalties substantially differ from the Company’s estimates, its business, financial condition, cash flows and results of operations would be materially negatively impacted.

Shareholder Class Action Lawsuits

Beginning on September 7, 2012, two shareholder class action complaints were filed against the Company, certain of its officers and directors and the underwriters of the Company’s initial public offering in the United States District Court for the Northern District of California. On January 30, 2013, the plaintiffs filed an Amended Consolidated Complaint, which alleges claims under the Securities Act of 1933, the Securities Exchange Act of 1934 and SEC Rule 10b-5 on behalf of a purported class of those who purchased the Company’s common stock between October 14, 2011 and August 9, 2012 and/or acquired the Company’s stock pursuant to or traceable to the registration statement for the initial public offering. The Amended Consolidated Complaint alleges that the defendants violated the federal securities laws by issuing false or misleading statements regarding the sale of counterfeit Company products. The consolidated complaint seeks, among other things, damages and interest, rescission, and attorneys’ fees and costs. On March 26, 2013, the Company filed a motion to dismiss the complaint. On April 30, 2013, the plaintiffs filed an opposition to the Company’s motion to dismiss.

The Company believes that the allegations in the consolidated complaint are without merit and intend to vigorously contest the litigation. However, there can be no assurance that the Company will be successful in its defense. Because the case is at a very early stage, the Company cannot currently estimate the loss or the range of possible losses we may experience in connection with this litigation.

NOTE 10—PREFERRED STOCK

Preferred Stock

In July 2011, the Company repurchased an aggregate of 12,041,700 shares of the Company’s Series A convertible preferred stock from entities affiliated with Summit Partners, L.P., one of the Company’s major stockholders, at a price of $8.97 per share for an aggregate consideration of $108.0 million. Of the aggregate purchase price, $40.0 million was paid in cash at the time of closing and the balance of the shares were paid for through the issuance of convertible subordinated promissory notes in the aggregate principal amount of $68.0 million. The $68.0 million was paid down primarily using proceeds from the EWB Loan Agreement and the remaining balance was subsequently paid down by funds raised upon the completion of the Company’s initial public offering on October 19, 2011 and the Company’s existing cash balances as discussed in Note 8.

NOTE 11—COMMON STOCK AND TREASURY STOCK

As of March 31, 2013 and June 30, 2012, the authorized capital of the Company included 500,000,000 shares of common stock. As of March 31, 2013, 131,306,084 shares of common stock were issued and 87,067,124 were outstanding. As of June 30, 2012, 131,129,888 shares of common stock were issued and 92,049,978 were outstanding.

Common Stock Repurchases

On August 9, 2012, the Company announced that its Board of Directors authorized the Company to repurchase up to $100 million of its common stock. The share repurchase program commenced Monday, August 13, 2012. The share repurchase program has been funded from proceeds from the Loan Agreement as discussed in Note 8 and from existing cash on hand.

Common stock repurchase activity during the nine months ended March 31, 2013 was as follows (in thousands, except share and per share amounts):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Dollar Value of Shares that May Yet Be Purchased
August 13, 2012 – August 31, 2012	2,179,900	$8.88	$80,599
September 1, 2012 – September 30, 2012	992,014	$11.93	$68,742
October 1, 2012 – October 31, 2012	371,665	$11.72	$64,377
November 1, 2012 – November 30, 2012	657,700	$11.16	$57,024
December 1, 2012 – December 31, 2012	957,771	$11.86	$45,646

Total	5,159,050	$10.52	$45,646

The Company did not repurchase any of its common stock during the three months ended March 31, 2013.

Special Dividend

On December 14, 2012, the Company announced that its Board of Directors had authorized a special cash dividend of $0.18 per share for each share of common stock outstanding on December 24, 2012. The aggregate dividend payment of $15.7 million was paid on December 28, 2012 to stockholders of record on December 24, 2012.

NOTE 12—STOCK BASED COMPENSATION

Stock-Based Compensation Plans

The Company’s 2010 Equity Incentive Plan and 2005 Equity Incentive Plan are described in its Annual Report. As of March 31, 2013, the Company had 5,346,715 authorized shares available for future issuance under all of its stock incentive plans.

Stock-based Compensation

The following table shows total stock-based compensation expense included in the Condensed Consolidated Statements of Operations for the three and nine months ended March 31, 2013 and 2012 (in thousands):

	Three Months Ended March 31,		Nine Months Ended March 31,
	2013	2012	2013	2012
Cost of sales	$124	$41	$309	$74
Research and development	324	133	991	365
Sales, general and administrative	252	156	949	593

	$700	$330	$2,249	$1,032

Stock Options

The following is a summary of option activity for the Company’s stock incentive plans for the nine months ended March 31, 2013:

	Common Stock Options Outstanding
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
				(In thousands)
Balance, June 30, 2012	3,347,445	$1.45
Granted	672,000	11.21
Exercised	(136,182)	2.29
Forfeitures and cancellations	(147,751)	5.55

Balance, March 31, 2013	3,735,512	$3.01	6.28	$40,087

Vested and expected to vest as of March 31, 2013	3,660,648	$2.88	6.22	$39,783

Vested and exercisable as of March 31, 2013	2,668,567	$0.84	5.25	$34,407

During the three months ended March 31, 2013 and 2012, the aggregate intrinsic value of options exercised under the Company’s stock incentive plans was $1.1 million and $406,000, respectively, as determined as of the date of option exercise. During the nine months ended March 31, 2013 and 2012, the aggregate intrinsic value of options exercised under the Company’s stock incentive plans was $1.5 million and $47.0 million respectively.

As of March 31, 2013, the Company had unrecognized compensation costs of $4.0 million related to stock options which the Company expects to recognize over a weighted-average period of 3.5 years. Future option grants will increase the amount of compensation expense to be recorded in these periods.

The Company estimates the fair value of employee stock options using the Black-Scholes option pricing model. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. For the three and nine months ended March 31, 2013 and 2012, the fair value of employee stock options was estimated using the following weighted average assumptions:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2013	2012	2013	2012
Expected term	6.1 years	6.1 years	6.1 years	6.1 years
Expected volatility	52%	51%	52%	49%
Risk-free interest rate	1.0%	1.2%	0.8%	1.6%
Expected dividend yield	—	—	—	—
Weighted average grant date fair value	$6.69	$9.86	$5.51	$5.05

Restricted Stock Units (“RSUs”)

The following table summarizes the activity of the RSUs made by the Company:

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested RSUs, June 30, 2012	453,620	$9.42
RSUs granted	586,500	13.92
RSUs vested	(48,595)	12.79
RSUs cancelled	(287,090)	5.03

Non-vested RSUs, March 31, 2013	704,435	$14.73

The intrinsic value of RSUs vested in the three months ended March 31, 2013 and 2012 was $389,000 and $25,000, respectively. The intrinsic value of RSUs vested in the nine months ended March 31, 2013 and 2012 was $622,000 and $25,000, respectively. The total intrinsic value of all outstanding RSUs was $9.7 million as of March 31, 2013.

As of March 31, 2013, there was unrecognized compensation costs related to RSUs of $8.5 million which the Company expects to recognize over a weighted average period of 3.9 years.

NOTE 13—INCOME TAXES

As of March 31, 2013, the Company had approximately $10.4 million of unrecognized tax benefits, substantially all of which would, if recognized, affect its tax expense. The Company has elected to include interest and penalties related to uncertain tax positions as a component of tax expense. At March 31, 2013, an insignificant amount of interest and penalties are included in long-term income tax payable. The Company recorded an increase of its unrecognized tax benefits of $1.1 million for the three months ended March 31, 2013. The Company does not expect any significant increases or decreases to its unrecognized tax benefits in the next twelve months.

The Company recorded a tax provision of $2.5 million for the three months ended March 31, 2013. The Company’s estimated 2012 effective tax rate differs from the U.S. statutory rate primarily due to profits earned in jurisdictions where the tax rate is lower than the U.S. tax rate.

The Company files U.S. federal income tax returns as well as income tax returns in various states and foreign jurisdictions. The Company’s tax years from 2009 and onwards could be subject to examinations by tax authorities.

On January 2, 2013, the American Taxpayer Relief Act of 2012 (“the Act”) was signed into law. One of the provisions of the Act provides a retroactive extension of the research and experimentation tax credit (“R&D credit”) through December 31, 2013, which had expired on December 31, 2011. The Company has recognized a tax benefit of $539,000 during the third quarter of fiscal 2013 as a result of the retroactive extension of the R&D credit.

NOTE 14—SEGMENT INFORMATION, REVENUES BY GEOGRAPHY AND SIGNIFICANT CUSTOMERS

Revenues by product type were as follows (in thousands, except percentages):

	Three Months Ended March 31,				Nine Months Ended March 31,
	2013		2012		2013		2012
airMAX	$55,534	67%	$61,978	68%	$136,343	62%	$164,752	64%
New platforms	11,825	14%	9,914	11%	39,358	18%	16,874	6%
Other systems	4,108	5%	10,308	11%	12,727	6%	41,327	16%

Systems	71,467	86%	82,200	90%	188,428	86%	222,953	86%
Embedded radio	1,721	2%	2,232	2%	4,954	2%	8,024	3%
Antennas/other	9,967	12%	7,233	8%	26,209	12%	27,672	11%

Total revenues	$83,155	100%	$91,665	100%	$219,591	100%	$258,649	100%

The Company generally forwards products directly from its manufacturers to its customers via logistics distribution hubs in Asia. Beginning in the quarter ended December 31, 2012, the Company’s products were predominantly routed through a third party logistics provider in China and prior to the quarter ended December 31, 2012, the Company’s products were predominantly delivered to our customers through distribution hubs in Hong Kong. The Company’s logistics provider, in turn, ships to other locations throughout the world. The Company has determined the geographical distribution of product revenues based upon the customer’s ship-to destinations.

Revenues by geography were as follows (in thousands, except percentages):

	Three Months Ended March 31,				Nine Months Ended March 31,
	2013		2012		2013		2012
North America(1)	$21,052	25%	$16,647	18%	$53,519	24%	$63,028	24%
South America	18,496	22%	27,666	30%	45,820	21%	71,751	28%
Europe, the Middle East and Africa	31,617	38%	36,398	40%	90,690	41%	91,537	35%
Asia Pacific	11,990	15%	10,954	12%	29,562	14%	32,333	13%

Total revenues	$83,155	100%	$91,665	100%	$219,591	100%	$258,649	100%

(1)

Revenue for the United States was $19.7 million and $14.9 million for the three months ended March 31, 2013 and 2012, respectively. Revenue for the United States was $50.5 million and $60.0 million for the nine months ended March 31, 2013 and 2012, respectively.

Customers with an accounts receivable balance of 10% or greater of total accounts receivable and customers with net revenues of 10% or greater of total revenues are presented below for the periods indicated:

	Percentage of Revenues				Percentage of Accounts Receivable
	Three Months Ended March 31,		Nine Months Ended March 31,		March 31, 2013	June 30, 2012
	2013	2012	2013	2012
Customer A	15%	20%	13%	19%	13%	19%
Customer B	*	10%	*	*	10%	*
Customer C	*	*	*	10%	13%	11%
Customer D	*	*	*	*	*	12%

*	denotes less than 10%

Credit Suisse	BofA Merrill Lynch	Raymond James

JMP Securities	BMO Capital Markets	Wunderlich Securities

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other expenses of issuance and distribution.

Estimated expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered under this registration statement are as follows:

SEC registration fee	$24,338
FINRA filing fee	27,264
Printing and engraving expenses	30,000
Legal fees and expenses	300,000
Accounting fees and expenses	100,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous	8,398

Total	$500,000

Item 14.	Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law, or DGCL, authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation to be in effect upon the closing of this offering includes provisions that eliminate the personal liability of our directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the DGCL, our amended and restated bylaws to be in effect upon completion of this offering provide that:

•

We shall indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	We will not be obligated to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by our board of directors.

•	We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

We may not retroactively amend our amended and restated bylaws to be in effect upon the completion of this offering to reduce our indemnification obligations to directors, officers, employees and agents.

•

We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification. This right to advance of expenses shall not apply to any claim for which indemnity is excluded by our amended and restated bylaws to be in effect upon completion of this offering.

•

The rights conferred in our amended and restated bylaws to be in effect upon completion of this offering are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

Our policy is to enter into separate indemnification agreements with each of our directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the DGCL and also provide for certain additional procedural protections. We also maintain directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between us and our officers and directors may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of this offering and its executive officers and directors, and by us of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17 herein.

Item 15.	Recent sales of unregistered securities.

During the last three completed fiscal years and to date in the current fiscal year, we sold the following unregistered securities:

(1)	From July 1, 2009 through May 16, 2013, we sold and issued to our employees and consultants or former service providers an aggregate of 2,618,485 shares of common stock pursuant to option exercises under the 2005 Stock Option Plan at prices ranging from $0.01 to $1.50 per share for an aggregate purchase price of $93,476.62.

(2)	From July 1, 2012 through May 16, 2013, we sold and issued to our employees and consultants or former service providers an aggregate of 210,182 shares of common stock pursuant to option exercises under the 2010 Equity Incentive Plan and the 2005 Stock Option Plan at prices ranging from $0.01 to $8.31 per share for an aggregate purchase price of $453,587.77.

(3)	From July 1, 2009 through May 16, 2013, we granted options under our 2010 Equity Incentive Plan and 2005 Stock Option Plan to purchase 2,581,902 shares of common stock to our employees, having exercise prices ranging from $1.50 to $26.28 per share for an aggregate purchase price of $14,337,037.60.

(4)	From July 1, 2010 through May 16, 2013, we granted options under our 2010 Equity Incentive Plan to purchase 1,987,562 shares of common stock to our employees, having exercise prices ranging from $2.90 to $26.28 per share for an aggregate purchase price of $13,227,404.80.

(5)	From July 1, 2009 through May 16, 2013, we awarded RSUs under our 2010 Equity Incentive Plan for 1,416,390 shares of common stock to our employees.

(6)	In connection with our initial public offering, all Series A preferred stock converted into common stock.

No underwriters were involved in the foregoing sales of securities. The issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and option agreements issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16.	Exhibits and financial statement schedules.

(a) Exhibits:

Exhibit Number	Description	Incorporated by Reference from Form	Incorporated by Reference from Exhibit Number	Date Filed

1.1*	Form of Underwriting Agreement.	N/A	N/A

3.1	Third Amended and Restated Certificate of Incorporation of Ubiquiti Networks, Inc.	N/A	N/A	Filed herewith

3.2	Amended and Restated Bylaws of Ubiquiti Networks, Inc.	N/A	N/A	Filed herewith

4.1	Specimen Common Stock Certificate of Ubiquiti Networks, Inc.	S-1	4.1	October 3, 2011

4.2	Registration Agreement, dated March 2, 2010, between Ubiquiti Networks, Inc. and certain holders of Ubiquiti Networks, Inc.’s capital stock named therein.	S-1	4.2	June 17, 2011

4.3	Investor Rights Agreement, dated as of March 2, 2010, between Ubiquiti Networks, Inc. and certain holders of Ubiquiti Networks, Inc.’s capital stock named therein.	S-1	4.3	June 17, 2011

5.1*	Opinion of Sidley Austin LLP.

10.1	Form of Indemnification Agreement between Ubiquiti Networks, Inc. and its directors and officers.	S-1	10.1	October 3, 2011

10.2#	Amended and Restated 2005 Equity Incentive Plan and forms of agreement thereunder.	S-1	10.2	June 17, 2011

10.3#	Amended and Restated 2010 Equity Incentive Plan and forms of agreement thereunder.	S-1	10.3	June 17, 2011

10.4#	Offer Letter, dated as of May 19, 2011, between Ubiquiti Networks, Inc. and Steve Hanley.	S-1	10.4	June 17, 2011

10.5#	Employment Agreement, dated as of February 10, 2011, between Ubiquiti Networks, Inc. and Benjamin Moore.	S-1	10.5	June 17, 2011

10.6#	Employment Agreement, dated as of May 10, 2010, between Ubiquiti Networks, Inc. and John Ritchie.	S-1	10.6	June 17, 2011

10.7#	Employment Agreement, dated as of May 1, 2010, between Ubiquiti Networks, Inc. and John Sanford.	S-1	10.7	June 17, 2011

10.8#	Employment Agreement, dated as of March 19, 2012, between Ubiquiti Networks, Inc. and Jessica Zhou.	10-K	10.8	September 28, 2012

10.9	Non-Residential Property Lease Agreement, dated as of May 28, 2009, between UAB “Devint” and Tomas Grébliúnas, Tomas Skučas, and Vygante Skučiené.	S-1	10.9	June 17, 2011

Exhibit Number	Description	Incorporated by Reference from Form	Incorporated by Reference from Exhibit Number	Date Filed

10.10	Jinyong Ji Investment Taiwan Lease, dated as of March 16, 2010, between Ubiquiti Networks, Inc. and Jinyong Ji Investment Co., Ltd.	S-1	10.10	June 17, 2011

10.11	Lease, dated as of July 9, 2010, between Ubiquiti Networks, Inc. and The Welsh Office Center LLC.	S-1	10.11	June 17, 2011

10.12†	Amended Technology License Agreement, dated as of September 1, 2010, between Ubiquiti Networks, Inc. and Atheros Communications, Inc.	S-1	10.12	June 17, 2011

10.13†	OEM Agreement, dated as of August 31, 2006, between Ubiquiti Networks, Inc. and Lite-On Technology Corp.	S-1	10.13	June 17, 2011

10.14	Loan and Security Agreement, dated as of September 15, 2011, between Ubiquiti Networks, Inc. and East West Bank.	S-1	10.14	September 16, 2011

10.15	Taiwan Lease, dated as of July 20, 2011, between Jin Yeoung Ji Co., Ltd. and Ubiquiti Networks International Limited, Taiwan Branch.	10-Q	10.15	November 14, 2011

10.16	Office Lease, dated as of December 8, 2011 and executed on December 22, 2011, by and between Ubiquiti Networks, Inc. and Carr NP Properties, L.L.C.	10-Q/A	10.16	March 20, 2012

10.17#	Separation and Release Agreement between Steve Hanley and Ubiquiti Networks, Inc.	10-Q	10.17	May 2, 2012

10.18	Loan and Security Agreement, dated as of August 7, 2012, by and among Ubiquiti Networks, Inc., the lenders from time to time party thereto, U.S. Bank, as Syndication Agent, and East West Bank, as Administrative Agent	8-K	10.1	August 13, 2012

10.20#	Executive Employment Agreement between the Company and Craig Foster, effective March 4, 2013.	8-K	10.1	March 8, 2013

21.1	List of subsidiaries of Ubiquiti Networks, Inc.	10-K	21.1	September 28, 2012

23.1	Consent of independent registered public accounting firm	N/A	N/A	Filed herewith

24.1	Power of Attorney (contained in the signature page to Registration Statement)	N/A	N/A	(1)

101.INS	XBRL Instance Document	N/A	N/A	Filed herewith

101.SCH	XBRL Taxonomy Extension Scheme	N/A	N/A	Filed herewith

101.CAL	XBRL Taxonomy Extension Calculation Linkbase	N/A	N/A	Filed herewith

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	N/A	N/A	Filed herewith

101.LAB	XBRL Taxonomy Extension Label Linkbase	N/A	N/A	Filed herewith

Exhibit Number	Description	Incorporated by Reference from Form	Incorporated by Reference from Exhibit Number	Date Filed

101.PRE	XBRL Taxonomy Extension Presentation Linkbase	N/A	N/A	Filed herewith

*	To be filed by amendment.
#	Management contracts or compensation plans or arrangements in which directors or executive officers are eligible to participate.
†	Confidential treatment has been granted for portions of this Exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 as amended. The confidential portions have been deleted and filed separately with the United States Securities and Exchange Commission.
(1)	Filed on May 17, 2013 with initial filing of Registration Statement on Form S-1 (No. 333-188692)

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on May 28, 2013.

Ubiquiti Networks, Inc.

By:	/s/ Robert J. Pera
Robert J. Pera, Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities indicated below:

Signature	Title	Date

/s/ Robert J. Pera Robert J. Pera	Chief Executive Officer (Principal Executive Officer)	May 28, 2013

/s/ Craig L. Foster Craig L. Foster	Chief Financial Officer (Principal Financial and Accounting Officer)	May 28, 2013

* Peter Y. Chung	Director	May 28, 2013

* Charles J. Fitzgerald	Director	May 28, 2013

* John L. Ocampo	Director	May 28, 2013

* Ronald A. Sege	Director	May 28, 2013

* Robert M. Van Buskirk	Director	May 28, 2013

* By:	/s/ Craig L. Foster
Craig L. Foster Attorney-in-Fact

EXHIBIT INDEX

The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the Securities and Exchange Commission. Ubiquiti Networks, Inc. (the “Registrant”) shall furnish copies of exhibits for a reasonable fee (covering the expense of furnishing copies) upon request.

Exhibit Number	Description	Incorporated by Reference from Form	Incorporated by Reference from Exhibit Number	Date Filed

1.1*	Form of Underwriting Agreement.	N/A	N/A

3.1	Third Amended and Restated Certificate of Incorporation of Ubiquiti Networks, Inc.	N/A	N/A	Filed herewith

3.2	Amended and Restated Bylaws of Ubiquiti Networks, Inc.	N/A	N/A	Filed herewith

4.1	Specimen Common Stock Certificate of Ubiquiti Networks, Inc.	S-1	4.1	October 3, 2011

4.2	Registration Agreement, dated March 2, 2010, between Ubiquiti Networks, Inc. and certain holders of Ubiquiti Networks, Inc.’s capital stock named therein.	S-1	4.2	June 17, 2011

4.3	Investor Rights Agreement, dated as of March 2, 2010, between Ubiquiti Networks, Inc. and certain holders of Ubiquiti Networks, Inc.’s capital stock named therein.	S-1	4.3	June 17, 2011

5.1*	Opinion of Sidley Austin LLP.

10.1	Form of Indemnification Agreement between Ubiquiti Networks, Inc. and its directors and officers.	S-1	10.1	October 3, 2011

10.2#	Amended and Restated 2005 Equity Incentive Plan and forms of agreement thereunder.	S-1	10.2	June 17, 2011

10.3#	Amended and Restated 2010 Equity Incentive Plan and forms of agreement thereunder.	S-1	10.3	June 17, 2011

10.4#	Offer Letter, dated as of May 19, 2011, between Ubiquiti Networks, Inc. and Steve Hanley.	S-1	10.4	June 17, 2011

10.5#	Employment Agreement, dated as of February 10, 2011, between Ubiquiti Networks, Inc. and Benjamin Moore.	S-1	10.5	June 17, 2011

10.6#	Employment Agreement, dated as of May 10, 2010, between Ubiquiti Networks, Inc. and John Ritchie.	S-1	10.6	June 17, 2011

10.7#	Employment Agreement, dated as of May 1, 2010, between Ubiquiti Networks, Inc. and John Sanford.	S-1	10.7	June 17, 2011

10.8#	Employment Agreement, dated as of March 19, 2012, between Ubiquiti Networks, Inc. and Jessica Zhou.	10-K	10.8	September 28, 2012

Exhibit Number	Description	Incorporated by Reference from Form	Incorporated by Reference from Exhibit Number	Date Filed

10.9	Non-Residential Property Lease Agreement, dated as of May 28, 2009, between UAB “Devint” and Tomas Grébliúnas, Tomas Skučas, and Vygante Skučiené.	S-1	10.9	June 17, 2011

10.10	Jinyong Ji Investment Taiwan Lease, dated as of March 16, 2010, between Ubiquiti Networks, Inc. and Jinyong Ji Investment Co., Ltd.	S-1	10.10	June 17, 2011

10.11	Lease, dated as of July 9, 2010, between Ubiquiti Networks, Inc. and The Welsh Office Center LLC.	S-1	10.11	June 17, 2011

10.12†	Amended Technology License Agreement, dated as of September 1, 2010, between Ubiquiti Networks, Inc. and Atheros Communications, Inc.	S-1	10.12	June 17, 2011

10.13†	OEM Agreement, dated as of August 31, 2006, between Ubiquiti Networks, Inc. and Lite-On Technology Corp.	S-1	10.13	June 17, 2011

10.14	Loan and Security Agreement, dated as of September 15, 2011, between Ubiquiti Networks, Inc. and East West Bank.	S-1	10.14	September 16, 2011

10.15	Taiwan Lease, dated as of July 20, 2011, between Jin Yeoung Ji Co., Ltd. and Ubiquiti Networks International Limited, Taiwan Branch.	10-Q	10.15	November 14, 2011

10.16	Office Lease, dated as of December 8, 2011 and executed on December 22, 2011, by and between Ubiquiti Networks, Inc. and Carr NP Properties, L.L.C.	10-Q/A	10.16	March 20, 2012

10.17#	Separation and Release Agreement between Steve Hanley and Ubiquiti Networks, Inc.	10-Q	10.17	May 2, 2012

10.18	Loan and Security Agreement, dated as of August 7, 2012, by and among Ubiquiti Networks, Inc., the lenders from time to time party thereto, U.S. Bank, as Syndication Agent, and East West Bank, as Administrative Agent	8-K	10.1	August 13, 2012

10.20#	Executive Employment Agreement between the Company and Craig Foster, effective March 4, 2013.	8-K	10.1	March 8, 2013

21.1	List of subsidiaries of Ubiquiti Networks, Inc.	10-K	21.1	September 28, 2012

23.1	Consent of independent registered public accounting firm	N/A	N/A	Filed herewith

24.1	Power of Attorney (contained in the signature page to Registration Statement)	N/A	N/A	(1)

101.INS	XBRL Instance Document	N/A	N/A	Filed herewith

101.SCH	XBRL Taxonomy Extension Scheme	N/A	N/A	Filed herewith

Exhibit Number	Description	Incorporated by Reference from Form	Incorporated by Reference from Exhibit Number	Date Filed

101.CAL	XBRL Taxonomy Extension Calculation Linkbase	N/A	N/A	Filed herewith

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	N/A	N/A	Filed herewith

101.LAB	XBRL Taxonomy Extension Label Linkbase	N/A	N/A	Filed herewith

101.PRE	XBRL Taxonomy Extension Presentation Linkbase	N/A	N/A	Filed herewith

*	To be filed by amendment.
#	Management contracts or compensation plans or arrangements in which directors or executive officers are eligible to participate.
†	Confidential treatment has been granted for portions of this Exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 as amended. The confidential portions have been deleted and filed separately with the United States Securities and Exchange Commission.
(1)	Filed on May 17, 2013 with initial filing of Registration Statement on Form S-1 (No.333-188692)